                                                   This filing is made pursuant
                                                   to Rule 424(b)(1) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-50125


PROSPECTUS
--------------------------------------------------------------------------------
                                2,000,000 Shares
                      PAN PACIFIC RETAIL PROPERTIES, INC.
                                  Common Stock
--------------------------------------------------------------------------------

Pan Pacific Retail Properties, Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") engaged in owning and operating community and neighborhood shopping centers predominantly located in four key western U.S. markets. Since its initial public offering in August 1997, the Company has acquired 17 shopping centers encompassing over two million square feet of gross leasable area ("GLA"). The Company currently owns 42 shopping centers (the "Properties"), of which 38 are located in the western U.S., including 18 in California (9 in Northern California, 9 in Southern California), 14 in the Pacific Northwest and 6 in Las Vegas, Nevada. The Properties encompass approximately 5.7 million square feet of GLA, have an average age of approximately eight years and, as of December 31, 1997, were 96.1% leased to a diverse mix of over 900 tenants.

Pursuant to its participation rights in connection with issuances of common stock of the Company, par value $.01 per share (the "Common Stock"), Pan Pacific Development (U.S.) Inc., a Delaware corporation and an affiliate of the Company ("PPD"), will privately purchase 2,000,000 shares of Common Stock from the Company, at the same price per share as the Price to Public set forth below, concurrently with the completion of the offering of shares to the public (the "Offering") as described in this Prospectus.

All of the shares of Common Stock offered hereby are being sold by the Company. As a result of the percentage of the outstanding shares of Common Stock owned by certain insiders and to assist the Company in complying with certain qualification requirements applicable to REITs, the Company's charter provides that no stockholder may own more than 6.25% of the outstanding Common Stock, subject to certain specified exceptions. See "Description of Capital Stock--Restrictions on Ownership and Transfer."


The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "PNP." On May 12, 1998, the last reported sales price of the Common Stock on the NYSE was $21.1875 per share. See "Price Range of Common Stock and Distribution History."


SEE "RISK FACTORS" ON PAGES 12 TO 22 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, INCLUDING:

    - Demand for shopping center space in the Company's markets may decrease; the Company's ability to attract and retain tenants may be adversely affected; economic and other conditions may adversely affect shopping center property cash flows.

    - The lack of operating history of newly acquired properties under the management of the Company and the potential that these acquired properties may not perform as well as expected or may have deficiencies currently unknown to the Company.

    - The influence on the Company of certain affiliates of the Company may not be consistent with the interests of other stockholders.

    - The possibility that the Company may be unable to refinance debt upon maturity, that indebtedness might be financed or refinanced on less favorable terms, and that interest rates may increase on variable rate indebtedness; and the absence of limitations in the Company's organizational documents on the amount of indebtedness that the Company may incur.

    - Taxation of the Company as a corporation if it fails to qualify as a REIT for federal income tax purposes.

    - Distribution requirements under federal income tax laws may limit the Company's ability to finance future developments, acquisitions and expansions without additional debt or equity financing necessary to achieve the Company's business plan.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


=================================================================================================================================
                                                                                     Underwriting
                                                             Price to               Discounts and              Proceeds to
                                                              Public                Commissions(1)              Company(2)
---------------------------------------------------------------------------------------------------------------------------------

Per Share..........................................          $21.125                    $1.11                    $20.015
---------------------------------------------------------------------------------------------------------------------------------
Total(3)(4)........................................        $42,250,000                $2,220,000               $40,030,000
=================================================================================================================================


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $1.3 million.


(3) The Company has granted the several Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $48,587,500, the total Underwriting Discounts and Commissions will be $2,553,000 and the total Proceeds to Company will be $46,034,500. See "Underwriting." In the event the Underwriters exercise the option to purchase additional shares, it is expected that PPD will purchase the same number of additional shares pursuant to its participation rights at the same price as the Price to Public set forth above.



(4) Assuming the full exercise of PPD's participation rights, the additional proceeds to the Company will be approximately $42,250,000 million (approximately $48,587,500 million if the Underwriters' over-allotment option is exercised in full and PPD exercises in full its additional participation rights to purchase an equal number of additional shares). See "Use of Proceeds."

--------------------------------------------------------------------------------


The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of The Depository Trust Company, New York, New York, on or about May 18, 1998.


PRUDENTIAL SECURITIES INCORPORATED

                  BANCAMERICA ROBERTSON STEPHENS

                                     DONALDSON, LUFKIN & JENRETTE
                                         SECURITIES CORPORATION

May 12, 1998                                                SALOMON SMITH BARNEY

     [DESCRIPTION OF ARTWORK AND GRAPHICS. Inside Front Cover Page: Includes (i) a map of Company's western U.S. markets and location of properties, (ii) a bar graph showing the Company's historical portfolio growth since 1994 in terms of number of properties and portfolio size in square feet, and (iii) tenant diversification pie charts.

     Fold-out pages: photos of all properties acquired since the Company's IPO in August 1997.

     Back cover page: Company logo and photo of one of its properties.]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUMMARY.........................    1
  The Company..............................    1
  Risk Factors.............................    2
  Activities Since the Initial Public
    Offering...............................    3
    Completed Acquisitions.................    3
    Development Activity...................    5
    Leasing Activity.......................    5
    Financing Activity.....................    5
    Results of First Quarter 1998..........    6
  Business and Growth Strategies...........    6
  The Properties...........................    7
  The Offering.............................    9
  Distributions............................    9
  Tax Status of the Company................    9
  Summary Selected Consolidated Financial
    Data...................................   10
RISK FACTORS...............................   12
    Real Estate Investment Associated
      Risks................................   12
    Lack of Operating History with Respect
      to Recent and Future Acquisition
      Activity.............................   14
    Potential Inability to Refinance
      Indebtedness on Favorable Terms;
      Interest Rates May Rise..............   14
    Dependence on Key Management
      Personnel............................   15
    Adverse Consequences of Failure to
      Qualify as a REIT; Other Tax
      Liabilities..........................   15
    Distributions to Stockholders Affected
      by Many Factors......................   16
    Acquisition and Development Investments
      May Not Perform as Expected..........   17
    Limitations on Control of
      Partially-Owned Properties...........   17
    Limitations on Control Over Future
      Joint Ventures or Partnerships.......   18
    The Properties May Be Subject to
      Unknown Environmental Liabilities....   18
    No Limitation on Amount of Indebtedness
      the Company May Incur................   19
    Conflicts of Interests in the Formation
      Transactions and the Business of the
      Company..............................   19
    Limits on Changes in Control and
      Potential Anti-Takeover Effects......   20
    Certain Types of Losses May Exceed
      Insurance Coverage...................   21
    Effect on Common Stock Price of Shares
      Eligible for Future Sale.............   21
    Changes in Policies Without Stockholder
      Approval.............................   22

                                             PAGE
                                             ----
    Effect of Market Interest Rates on
      Price of Common Stock................   22
    Disposition of Properties with Built-In
      Gain.................................   22
THE COMPANY................................   23
  General..................................   23
  History..................................   24
BUSINESS AND GROWTH STRATEGIES.............   25
USE OF PROCEEDS............................   28
PRICE RANGE OF COMMON STOCK AND
  DISTRIBUTION HISTORY.....................   28
CAPITALIZATION.............................   29
SELECTED CONSOLIDATED FINANCIAL DATA.......   30
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...............................   32
    Overview...............................   32
    Results of Operations..................   32
    Pro Forma Operating Results............   35
    Funds from Operations..................   35
    Cash Flows.............................   36
    Liquidity and Capital Resources........   37
    Inflation..............................   38
    Impact of Accounting Pronouncements
      Issued but not Adopted by the
      Company..............................   38
BUSINESS AND PROPERTIES....................   39
    The Properties.........................   39
    National, Regional and Local Tenant
      Summary..............................   41
    Anchor, Non-Anchor Tenant Summary......   42
    Lease Expirations......................   43
    Historical Leasing Activity............   44
    Major Tenants..........................   45
    Capital Expenditures...................   45
    Mortgage Indebtedness..................   46
    Unsecured Credit Facility..............   46
    Insurance..............................   47
    Management and Employees...............   47
    Legal Proceedings......................   47
    Government Regulation..................   47
MANAGEMENT.................................   49
    Directors and Executive Officers.......   49
    Committees of the Board of Directors...   51
    Compensation of Directors..............   52
    Executive Compensation.................   52
    Compensation Committee Interlocks and
      Insider Participation................   53
    Employment Agreements..................   53

                                             PAGE
                                             ----
    401(k) Plan............................   54
    Indemnification........................   54
STRUCTURE AND FORMATION TRANSACTIONS OF THE
  COMPANY..................................   55
    Formation Transactions.................   55
    Benefits to Related and Other
      Parties..............................   55
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.............................   57
    Terms of Transfers.....................   57
    Director Designation...................   57
    Registration Rights....................   57
    Assignment of Lease....................   57
    Preemptive Rights......................   57
    Non-Competition Agreement..............   57
POLICIES WITH RESPECT TO CERTAIN
  ACTIVITIES...............................   57
    Investment Policies....................   57
    Dispositions...........................   58
    Financing Policies.....................   58
    Working Capital Reserves...............   60
    Conflict of Interest Policies..........   60
    Other Policies.........................   60
PRINCIPAL STOCKHOLDERS.....................   61
DESCRIPTION OF CAPITAL STOCK...............   62
    General................................   62
    Common Stock...........................   62
    Transfer Agent and Registrar...........   63
    Preferred Stock........................   63
    Power to Issue Additional Shares of
      Common Stock and Preferred Stock.....   63
    Restrictions on Ownership and
      Transfer.............................   63
CERTAIN PROVISIONS OF MARYLAND LAW AND OF
  THE COMPANY'S CHARTER AND BYLAWS.........   67
    Board of Directors.....................   67
    Removal of Directors...................   67

                                             PAGE
                                             ----
    Business Combinations..................   67
    Control Share Acquisitions.............   68
    Amendment to the Charter and Bylaws....   69
    Meetings of Stockholders...............   69
    Advance Notice of Director Nominations
      and New Business.....................   69
    Dissolution of the Company.............   69
    Limitation of Liability and
      Indemnification for Directors and
      Officers.............................   69
SHARES ELIGIBLE FOR FUTURE SALE............   71
    Registration Rights....................   72
    Reinvestment and Share Purchase Plan...   72
FEDERAL INCOME TAX CONSEQUENCES............   73
    Taxation of the Company................   73
    Failure to Qualify.....................   79
    Consequences of the Formation
      Transactions on the Company's
      Qualification as a REIT--Earnings and
      Profits Distribution Requirement.....   79
    Taxation of Taxable U.S. Stockholders
      Generally............................   80
    Backup Withholding.....................   81
    Taxation of Tax-Exempt Stockholders....   82
    Taxation of Non-U.S. Stockholders......   82
    Tax Risks Associated with
      Partnerships.........................   85
    Recently Proposed Legislation..........   86
    Other Tax Consequences.................   86
ERISA CONSIDERATIONS.......................   87
    Fiduciary Considerations...............   87
    Plan Assets Issue......................   87
UNDERWRITING...............................   89
EXPERTS....................................   90
LEGAL MATTERS..............................   91
ADDITIONAL INFORMATION.....................   91
GLOSSARY...................................   92

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial data, including the financial statements and notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. All references to the "Company" in this Prospectus include Pan Pacific Retail Properties, Inc. and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires; all references to the square footage of gross leasable area ("GLA"), percentages of GLA and square footage are approximate; all references to the average age of the properties are based on the age of each property as measured from the date it was built or the date it was most recently substantially renovated; and all references in this Prospectus to the activities of the Company prior to August 13, 1997 refer to the activities of Pan Pacific Development (U.S.) Inc. ("PPD") and its affiliates. See "Glossary" beginning on page 92 for the definitions of certain terms used in this Prospectus, including capitalized terms used herein without definition.


                                  THE COMPANY

     The Company is a self-administered and self-managed real estate investment trust ("REIT") engaged in owning, acquiring, managing, leasing and developing community and neighborhood shopping centers predominantly located in four key western U.S. markets. Since the closing of its initial public offering on August 13, 1997 (the "IPO"), the Company has invested $202.7 million in acquiring 17 additional community and neighborhood shopping center properties (collectively, the "Acquired Properties"), increasing its portfolio of shopping center properties from the initial 25 Properties (collectively, the "Initial Properties") to 42 Properties (collectively, the "Properties").

     The Properties are well established community and neighborhood shopping centers which are generally strategically situated in densely populated, middle and upper income markets, are conveniently located and easily accessible from major transportation arterials. The Properties consist of an aggregate of approximately 5.7 million square feet of GLA (not including 965,503 square feet of anchor-owned space at the Properties) and have an average age of approximately eight years. Eighteen of the Properties (39.0% of the total GLA) are located in California with nine Properties located in Northern California (21.2% of the total GLA) and nine Properties located in Southern California (17.8% of the total GLA). Fourteen of the Properties are located in the Pacific Northwest (32.4% of the total GLA), with seven located in Washington (17.0% of the total GLA), predominantly within the Seattle area, and seven located in Oregon (15.4% of the total GLA), predominantly within the Portland area. Six of the Properties are located in Las Vegas, Nevada (23.7% of the total GLA) and the remaining four Properties (4.9% of the total GLA) are located in New Mexico, Tennessee, Kentucky and Florida. As of December 31, 1997, the Properties were 96.1% leased to 904 tenants, of which 83.0% was leased to national and regional retailers (401 tenants and 104 tenants, respectively). Twenty-nine of the Properties contain grocery stores such as Albertson's, Kroger, Food-4-Less, Vons, Safeway, and Lucky Stores. Management intends to continue its strategy of acquiring shopping centers that are consistent with its existing portfolio in terms of quality, tenant diversity and location, and that provide the opportunity to expand within the Company's four key western U.S. markets or to establish a presence in targeted markets with favorable economic and demographic characteristics.

     The Company operates from its Vista, California headquarters and four regional offices located in Las Vegas, Nevada; Kent, Washington; Chino, California; and Sacramento, California. The Company is a fully-integrated real estate company with 71 employees, as of March 31, 1998, with in-house expertise in property management, leasing, acquisitions, development, administration, accounting services and architectural design. The nine members of the Company's senior management (including its five executive officers) have an average of approximately 13 years of experience in the real estate industry. See "Management--Directors and Executive Officers."

                                  RISK FACTORS

     An investment in the Common Stock involves various material risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" prior to an investment in the Company. Such risks include, among others:

     O demand for shopping center space in the Company's markets may decrease;
       the Company may be unable to re-let space upon lease expirations or to pay renovation and reletting costs in connection therewith; economic and other conditions may affect shopping center property cash flows and values; tenants may be unable to make lease payments or may become bankrupt; a property may not generate revenue sufficient to meet operating expenses, including future debt service; and real estate investments are generally illiquid. The foregoing may adversely affect the Company's ability to make expected distributions to stockholders;

     O properties acquired by the Company may not perform as well as expected;
       these acquired properties may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential; the cost of integrating these acquired properties into the Company's existing management structure may be greater than expected;

     O dependence on key management personnel, whose continued service is not guaranteed;

     O influence of certain affiliates of the Company (including PPD) on the Company may not be consistent with the interests of other stockholders;

     O real estate financing risks, including the possibility that the Company may not be able to refinance outstanding indebtedness upon maturity (including debt outstanding under the Company's $200 million unsecured acquisition credit facility (the "Unsecured Credit Facility") which matures in August 2000) or that such indebtedness might be refinanced at higher interest rates or otherwise on terms less favorable to the Company than existing indebtedness, which could adversely affect the Company's ability to make expected distributions to stockholders and its ability to qualify as a REIT;

     O taxation of the Company as a corporation if it fails to qualify as a REIT for federal income tax purposes, the Company's liability for certain federal, state and local income taxes in such event and the resulting reduction in net earnings of the Company available for distribution to stockholders;

     O if the Company is unable to close a significant number of potential acquisitions or to locate additional available acquisitions after the Offering, the Company's ability to increase distributable cash flow per share could be adversely affected;

     O distribution requirements of REITs under federal income tax laws may limit the Company's ability to finance future acquisitions, developments and expansions without additional debt or equity financing necessary to achieve the Company's business plan, which in turn may adversely affect the price of the Common Stock and may limit cash available for distribution;

     O possible environmental liabilities in connection with the Company's ownership or operation of the Properties, as well as the cost of compliance with certain governmental regulations which may negatively affect the Company's financial condition, results of operations and cash available for distribution;

     O absence of a limitation in the organizational documents of the Company on the amount of indebtedness that the Company may incur;

     O potential anti-takeover effects of provisions generally limiting, subject to certain exceptions, the actual or constructive ownership of capital stock of the Company by any one person or entity to 6.25% of the total outstanding shares of capital stock and of certain other provisions contained in the organizational documents of the Company, which may discourage a change in control and limit the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices; and

     O certain types of losses, such as from fire, earthquakes, and floods, may be uninsured or may exceed the Company's insurance coverage.

                  ACTIVITIES SINCE THE INITIAL PUBLIC OFFERING

COMPLETED ACQUISITIONS

     Since the completion of the IPO on August 13, 1997, the Company has invested $202.7 million in acquiring the 17 Acquired Properties which encompass approximately 2.0 million square feet of GLA (not including 340,879 square feet of anchor-owned space) representing a 57.3% increase in the Company's total GLA. Capitalizing on its regional infrastructure and industry contacts, the Company has increased its presence in all of its key western U.S. markets, with a focus on significantly increasing its presence in California and the Pacific Northwest in order to balance and optimize the Company's overall geographic diversification. Of the 17 Acquired Properties, 16 are located in California and the Pacific Northwest (3 in Northern California, 3 in Southern California and 10 in the Pacific Northwest) and one property is located in Las Vegas, Nevada. As of December 31, 1997, the Acquired Properties have an average age of approximately nine years and were 94.1% leased to a diverse mix of 275 tenants.

     The Company continues to focus on acquiring properties that are consistent with its existing portfolio. The acquisitions are generally well-located in demographically strong, densely populated markets and cater to the daily needs of the surrounding communities. Thirteen of the Acquired Properties are grocery-anchored. As of December 31, 1997, 82.8% of the total GLA at the Acquired Properties was leased to a diverse mix of national and regional retailers, and 60.8% was leased to anchor tenants generally pursuant to long-term leases (only 39.2% of the anchor-leased GLA at the Acquired Properties is scheduled to expire within the next 10 years).

     The following table sets forth certain information relating to each of the Acquired Properties, all of which are 100% owned by the Company:

                                                                GLA
                                                 ---------------------------------
                                                             RETAILER                ACQUISITION
                                      DATE         OWNED       OWNED       TOTAL        PRICE
     PROPERTY AND LOCATION          ACQUIRED     (SQ. FT.)   (SQ. FT.)   (SQ. FT.)     ($000S)
     ---------------------       --------------  ---------   ---------   ---------   -----------
NORTHERN CALIFORNIA
  Manteca Marketplace              March 1998      172,435         --      172,435    $ 15,600
    Manteca, CA
  Brookvale Shopping Center      December 1997     128,224         --      128,224      12,600
    Fremont, CA
  Creekside Center                 April 1998       80,911         --       80,911       6,000
    Hayward, CA

SOUTHERN CALIFORNIA
  San Dimas Marketplace           January 1998     154,020    117,000      271,020      22,800
    San Dimas, CA
  Tustin Heights Shopping        December 1997     131,518         --      131,518      14,700
    Center
    Tustin, CA
  Palmdale Shopping Center       December 1997      81,050         --       81,050       4,600
    Palmdale, CA

PACIFIC NORTHWEST
  Milwaukie Marketplace          February 1998     185,859     10,323      196,182          (2)
    Milwaukie, OR
  Bear Creek Plaza                January 1998     183,998         --      183,998      13,100
    Medford, OR
  Powell Valley Junction         February 1998     100,583         --      100,583          (2)
    Gresham, OR
  Pioneer Plaza                  February 1998      96,027         --       96,027          (2)
    Springfield, OR
  Shute Park Plaza               February 1998      58,560         --       58,560          (2)
    Hillsboro, OR
  24 Hour Fitness                  April 1998       40,000         --       40,000          (2)
    Hillsboro, OR
  Tacoma Central                 November 1997     134,868    165,519      300,387          (3)
    Tacoma, WA
  Claremont Village              November 1997      88,706         --       88,706          (3)
    Everett, WA
  Olympia West Center            November 1997      69,212      3,800       73,012          (3)
    Olympia, WA
  Panther Lake Shopping Center     April 1998       69,090     44,237      113,327       7,800
    Kent, WA

LAS VEGAS, NEVADA
  Rainbow Promenade              September 1997    228,279         --      228,279      31,300
                                                 ---------   --------    ---------    --------
    Las Vegas, NV
        TOTAL..................................  2,003,340    340,879    2,344,219    $202,700
                                                 =========   ========    =========    ========


     PROPERTY AND LOCATION                   MAJOR RETAILERS
     ---------------------       ---------------------------------------
NORTHERN CALIFORNIA
  Manteca Marketplace            Save Mart Supermarket, Rite Aid, Sears,
    Manteca, CA                  Stadium 10 Cinemas
  Brookvale Shopping Center      Lucky Stores, Longs Drugs
    Fremont, CA
  Creekside Center               Lucky Stores, Longs Drugs
    Hayward, CA
SOUTHERN CALIFORNIA
  San Dimas Marketplace          Target(1), Office Max, Ross Stores,
    San Dimas, CA                Petco, Trader Joe's, Super Crown Books
  Tustin Heights Shopping        Ralph's, Longs Drugs, Michael's Arts &
    Center                       Crafts
    Tustin, CA
  Palmdale Shopping Center       Smart & Final, Rite Aid, Pic N Save
    Palmdale, CA
PACIFIC NORTHWEST
  Milwaukie Marketplace          Albertson's, Rite Aid, Jo-Ann Fabrics
    Milwaukie, OR
  Bear Creek Plaza               Albertson's, Bi-Mart, T.J. Maxx, Value
    Medford, OR                  Village
  Powell Valley Junction         Food 4 Less, Cascade Athletic Club
    Gresham, OR
  Pioneer Plaza                  Safeway Food & Drugs
    Springfield, OR
  Shute Park Plaza               True Value Hardware
    Hillsboro, OR
  24 Hour Fitness                24 Hour Fitness
    Hillsboro, OR
  Tacoma Central                 Target(1), Top Food & Drug(1), Office
    Tacoma, WA                   Depot, T.J. Maxx, Cineplex Odeon
  Claremont Village              QFC Supermarket
    Everett, WA
  Olympia West Center            Barnes & Noble, Good Guys, Petco
    Olympia, WA
  Panther Lake Shopping Center   Albertson's(1), Rite Aid
    Kent, WA
LAS VEGAS, NEVADA
  Rainbow Promenade              United Artists Theatres, Linens N'
                                 Things,
    Las Vegas, NV                OfficeMax, Cost Plus, Barnes & Noble,
                                 Petco
        TOTAL..................

---------------
(1) Retailers that own their buildings.

(2) Properties that comprise The Oregon Portfolio which was acquired for a total purchase price of $32.6 million.

(3) Properties that comprise The PNW Portfolio which was acquired for a total purchase price of $41.6 million.

     The Company believes that its regional infrastructure as well as the depth and experience of management has enabled it to quickly and efficiently integrate the Acquired Properties into the portfolio. In addition, the Company intends to aggressively pursue maximizing the cash flow from the Acquired Properties by utilizing its in-house leasing programs to lease available space and to release expiring space at higher rental rates as market conditions improve, and by utilizing its regional property management infrastructure to reduce property operating expenses through achieving economies of scale.

DEVELOPMENT ACTIVITY

     Since the IPO, the Company has completed the development of Phase II of Laguna Village which represents over 60,000 square feet of additional retail space. The Company believes the rapid residential growth in the community of Laguna Creek in southern Sacramento, California, where Laguna Village is located, has created significant demand for local retail, services, restaurants and entertainment. Therefore, the Company continues to pursue the development of Laguna Village based on its belief that this market has an undersupply of entertainment, recreation and food services. With the completion of Phase II, Laguna Village now totals 108,203 square feet and as of December 31, 1997 was 91.5% leased to 10 tenants including United Artist Theatres and 24 Hour Fitness. The Company is currently pursuing the development of Phase III of Laguna Village which, upon completion, will encompass approximately 12,000 square feet of retail space.

     Including Phase III of Laguna Village, the Company has buildout and expansion development opportunities at eight Properties within its current portfolio, representing an aggregate of approximately 90,000 square feet of new retail space. These development opportunities are mainly comprised of outparcel sites. The Company pursues buildout and expansion opportunities when they are substantially pre-leased and after management has considered other factors such as market conditions and retailing trends. The Company is currently undertaking development projects at Winterwood Pavilion, Canyon Ridge Plaza and Country Club Center, which total approximately 32,500 square feet of new space and are scheduled to be completed during 1998. Recently, the Company completed a 3,200 square foot building on an outparcel pad at each of Brookvale Shopping Center and Olympia Square.

LEASING ACTIVITY

     Capitalizing on its aggressive property management and in-house leasing programs, as well as improving market conditions in its key western U.S. markets, the Company has increased the occupancy of its portfolio from 95.9% at December 31, 1996 to 96.1% at December 31, 1997. In addition, through its leasing activities, the Company continues to achieve growth in rental rates on new or renewed leases over the rental rates of expiring leases. In 1997, the Company entered into 148 new and renewed leases aggregating 426,557 square feet at an average annual base rent of $14.81 per square foot, an increase of 14.2% over expiring rents.

FINANCING ACTIVITY


     The Company's financing strategy is to maintain a conservative and flexible capital structure in order to facilitate the Company's growth strategies and to maximize long term stockholder value. Upon the completion of the Offering and the exercise of PPD's participation rights, the Company will have a debt to total market capitalization of 29.8% (29.2% if the Underwriters' over-allotment option is exercised in full and PPD exercises its additional participation rights in full) with debt comprised of approximately $107.6 million of fixed rate, long term mortgage debt with an average interest rate of 8.07% and a weighted average maturity of 7.4 years, and an estimated $79.4 million of variable rate debt under the Unsecured Credit Facility. In addition, the Company has increased the percentage of unencumbered Properties in its portfolio from 72.0% at the time of the IPO (18 of 25 Properties) to 78.6% (33 of 42 Properties). For the quarter ended December 31, 1997, the Company maintained a
3.8 to 1 interest coverage ratio.


     In March 1998, the Company obtained an increase to its Unsecured Credit Facility from $150 million to $200 million and a reduction in the borrowing rate thereunder from LIBOR plus 1.50% to LIBOR plus 1.375% (which rate spread is reduced to 1.25% for as long as the Company's debt-to-book value ratio is .30 or below). Upon the completion of the Offering and the exercise of PPD's participation rights, the Company will have approximately $79.4 million outstanding under the Unsecured Credit Facility with approximately $120.6 million available to fund future acquisitions. The Unsecured Credit Facility, which matures in August 2000, is syndicated to a group of six banks including Bank of America NT&SA (lead agent), U.S. Bank, KeyBank, Bank of Nova Scotia, First Union Bank and Sanwa Bank California.


RESULTS OF FIRST QUARTER 1998

     During the three months ended March 31, 1998, the Company's net income was approximately $5.4 million, or $0.32 per share, from revenue of approximately $17.4 million and Funds from Operations (as defined herein) of approximately $8.7 million. This compares to net income of approximately $5.2 million, or $0.31 per share, from revenue of approximately $14.5 million and Funds from Operations of approximately $7.8 million for the three months ended December 31, 1997. The number of weighted average shares outstanding was the same for both periods.

                         BUSINESS AND GROWTH STRATEGIES

     The Company's business and growth strategies involve three fundamental practices: (i) owning, operating, acquiring, expanding and developing shopping centers in select key markets with strong economic and demographic characteristics in order to establish and maintain a portfolio of real estate assets with stable income and the potential for long-term growth; (ii) developing local and regional market expertise through the hands-on participation of senior management in property operations and leasing in order to capitalize on market trends, retailing trends and acquisition opportunities; and (iii) establishing and maintaining a diversified and complementary tenant mix with an emphasis on tenants that provide day-to-day consumer necessities in order to provide steady rental revenue.

     The Company will continue to focus its acquisition activities primarily within its four key markets (Northern California, Southern California, the Pacific Northwest and Las Vegas, Nevada) each of which the Company believes continues to exhibit attractive economic and demographic characteristics. The Company believes that significant opportunities exist within these markets to acquire shopping center properties that are consistent with its existing portfolio in terms of quality of construction, positive submarket demographics and location attributes and that provide attractive initial capitalization rates with potential for growth in cash flow. The Company further believes it has certain competitive advantages which enhance its ability to identify and capitalize on acquisition opportunities, including: (i) long-standing relationships with institutional and other owners of shopping center properties in the Company's four primary regions; (ii) fully integrated real estate operations which enable the Company to respond quickly to acquisition opportunities and to capitalize on the resulting economies of scale; and (iii) access to capital as a public company.

     Although the Company believes that current market conditions generally favor acquisitions, management intends to continue its practice of redeveloping and expanding properties as market and retailing trends evolve. In addition, the Company intends to continue developing quality shopping center properties when it believes market conditions and tenant opportunities support favorable risk-adjusted returns.

     The Company also seeks to maximize the cash flow from its portfolio by continuing to enhance the operating performance of each property through its in-house leasing and property management programs. The Company aggressively pursues: (i) the leasing of available space; (ii) the renewal or releasing of expiring leases at higher rental rates; and (iii) economies of scale in the management and leasing of properties that may be realized by focusing its acquisition and development activities within its four primary regions. Management believes that maintaining high occupancy rates, renewing and replacing tenants and increasing base rents are critical measures of management and leasing performance. Since December 31, 1993, the Company has maintained a year-end portfolio occupancy rate ranging from 92.8% to 96.1% for the Properties owned at such dates. During the past three years, the Company has renewed or released 1,148,218 square feet involving 369 lease transactions, and average base rents per square foot from such leasing activity increased from $11.52 in 1994 to $13.09 in 1995, to $14.74 in 1996 and to $14.81 in 1997.

                                 THE PROPERTIES

     The following table sets forth certain information regarding each of the
Properties:

                                                                   GLA
                                      YEAR BUILT/   ----------------------------------                TOTAL
                                       RENOVATED                                            %       NUMBER OF
                                      -----------                RETAILER                 LEASED     TENANTS
                                         YEAR         OWNED       OWNED        TOTAL      AS OF       AS OF
      PROPERTY AND LOCATION            ACQUIRED     (SQ. FT.)   (SQ. FT.)    (SQ. FT.)   12/31/97   12/31/97
      ---------------------           -----------   ---------   ----------   ---------   --------   ---------
NORTHERN CALIFORNIA
 Chico Crossroads                     1988/1994       267,735         --       267,735    100.0         18
                                      ---------
   Chico, CA                             1997
 Monterey Plaza                          1990         183,180     49,500       232,680     98.1         29
                                         ----
   San Jose, CA                          1997
 Manteca Marketplace                  1972/1988       172,435         --       172,435     85.1         18
                                      ---------
   Manteca, CA                           1998
 Brookvale Shopping Center            1968/1989       128,224         --       128,224     96.6         16
                                      ---------
   Fremont, CA                           1997
 Laguna Village                       1996/1997       108,203         --       108,203     91.5         10
                                      ---------
   Sacramento, CA                        (5)
 Lakewood Shopping Center                1988         107,769         --       107,769     93.9         25
                                         ----
   Windsor, CA                           1997
 Fairmont Shopping Center                1988         104,281         --       104,281     98.2         28
                                         ----
   Pacifica, CA                          1997
 Creekside Center                        1968          80,911         --        80,911     98.2         17
                                         ----
   Hayward, CA                           1998
 Rosewood Village                        1988          50,248         --        50,248     95.8         19
                                         ---           ------    -------        ------               -----

   Santa Rosa, CA                        (6)
TOTAL/WEIGHTED AVERAGE                              1,202,986     49,500     1,252,486     95.5        180
                                                       ------    -------        ------               -----

SOUTHERN CALIFORNIA
 Chino Town Square(7)                    1987         337,001    188,060       525,061     99.3         53
                                         ----
   Chino, CA                             (6)
 San Dimas Marketplace                1996/1997       154,020    117,000       271,020     90.4         20
                                      ---------
   San Dimas, CA                         1998
 Melrose Village Plaza(7)                1990         132,674         --       132,674     89.4         27
                                         ----
   Vista, CA                             (6)
 Tustin Heights Shopping Center       1983/1992       131,518         --       131,518     91.0         15
                                      ---------
   Tustin, CA                            1997
 Laurentian Center                       1988          97,131         --        97,131     98.7         24
                                         ----
   Ontario, CA                           (5)
 Palmdale Shopping Center                1975          81,050         --        81,050    100.0         14
                                         ----
   Palmdale, CA                          1997
 Vineyard Village East                   1992          45,200         --        45,200    100.0          4
                                         ----
   Ontario, CA                           (5)
 Foothill Center                         1990          19,636         --        19,636     44.0          5
                                         ----
   Rialto, CA                            1997
 Arlington Courtyard                     1991          12,221         --        12,221     82.8          4
                                         ----          ------    -------        ------               -----

   Riverside, CA                         (6)
TOTAL/WEIGHTED AVERAGE                              1,010,451    305,060     1,315,511     94.3        166
                                                       ------    -------        ------               -----
TOTAL CALIFORNIA                                    2,213,437    354,560     2,567,997     94.9        346
                                                       ------    -------        ------               -----

PACIFIC NORTHWEST
 Sunset Square                           1989         352,523     11,943       364,466     97.5         39
                                         ----
   Bellingham, WA                        (6)
 Milwaukie Marketplace                   1989         185,859     10,323       196,182     93.8         24
                                         ----
   Milwaukie, OR                         1998
 Tanasbourne Village                     1990         210,692      1,209       211,901    100.0         40
                                         ----
   Hillsboro, OR                         (6)
 Bear Creek Plaza                     1977/1996       183,998         --       183,998     96.3         24
                                      ---------
   Medford, OR                           1998
 Olympia Square                          1988         167,721         --       167,721     95.3         37
                                         ----
   Olympia, WA                           (6)
 Tacoma Central                       1987/1994       134,868    165,519       300,387     98.5         20
                                      ---------
   Tacoma, WA                            1997
 Powell Valley Junction                  1990         100,583         --       100,583     93.1          6
                                         ----
   Gresham, OR                           1998
 Pioneer Plaza                           1988          96,027         --        96,027     96.4         21
                                         ----
   Springfield, OR                       1998

                                     ANNUALIZED BASE RENT
                                     IN PLACE AT 12/31/97
                                    -----------------------

                                    ANNUALIZED   ANN. BASE
                                       BASE        RENT/
                                       RENT      LEASED SQ.
      PROPERTY AND LOCATION           ($)(1)       FT.(2)                   MAJOR RETAILERS
      ---------------------         ----------   ----------   -------------------------------------------
NORTHERN CALIFORNIA
 Chico Crossroads                   2,045,405       7.64      HomeBase, Food-4-Less,
   Chico, CA                                                  Barnes & Noble, Office Depot
 Monterey Plaza                     2,546,092      14.17      Walmart, Lucky Stores(4), Walgreens
   San Jose, CA
 Manteca Marketplace                1,500,920      10.22      Save Mart Supermarket, Rite Aid, Sears,
   Manteca, CA                                                Stadium 10 Cinemas
 Brookvale Shopping Center          1,089,793       8.80      Lucky Stores, Longs Drugs
   Fremont, CA
 Laguna Village                     1,659,031      16.75      United Artists Theatres, 24 Hour Fitness
   Sacramento, CA
 Lakewood Shopping Center             947,854       9.37      Raley's Supermarket, U.S. Postal Service
   Windsor, CA
 Fairmont Shopping Center           1,161,191      11.34      Lucky Stores, Rite Aid
   Pacifica, CA
 Creekside Center                     662,580       8.34      Lucky Stores, Longs Drugs
   Hayward, CA
 Rosewood Village                     745,697      15.49      Lad's Supermarket, Bradley Video
                                     --------
   Santa Rosa, CA
TOTAL/WEIGHTED AVERAGE              12,358,563     10.76
                                     --------
SOUTHERN CALIFORNIA
 Chino Town Square(7)               4,482,399      13.40      Target(4), Wal-Mart, Mervyn's(4),
   Chino, CA                                                  Nordstrom's Rack, AMC Theatres
 San Dimas Marketplace              2,065,485      14.84      Target(4), Office Max, Ross Stores, Petco,
   San Dimas, CA                                              Trader Joe's, Super Crown Books
 Melrose Village Plaza(7)           1,322,585      11.14      Lucky Stores, Savon Drugs
   Vista, CA
 Tustin Heights Shopping Center     1,411,996      11.79      Ralph's, Longs Drugs, Michael's
   Tustin, CA                                                 Arts & Crafts
 Laurentian Center                  1,176,423      12.28      Pep Boys, 24 Hour Fitness
   Ontario, CA
 Palmdale Shopping Center             505,317       6.23      Smart & Final, Rite Aid, Pic N Save
   Palmdale, CA
 Vineyard Village East                366,946       8.12      Sears, Dunn Edwards
   Ontario, CA
 Foothill Center                       92,429      10.70      PIP Printing
   Rialto, CA
 Arlington Courtyard                  124,129      12.27      Harvest Christian Bookstore
                                     --------
   Riverside, CA
TOTAL/WEIGHTED AVERAGE              11,547,709     12.12
                                     --------
TOTAL CALIFORNIA                    23,906,272     11.38
                                     --------
PACIFIC NORTHWEST
 Sunset Square                      2,678,815       7.79      Kmart, Ennen's Food, Fabricland, Rite Aid
   Bellingham, WA
 Milwaukie Marketplace              1,545,790       9.14      Albertson's, Rite Aid,
   Milwaukie, OR                                              Jo-Ann Fabrics
 Tanasbourne Village                2,576,071      12.23      Safeway, Rite Aid, Jo-Ann Fabrics,
   Hillsboro, OR                                              Pier 1 Imports
 Bear Creek Plaza                   1,206,753       6.81      Albertson's, Bi-Mart Drugs, T.J. Maxx,
   Medford, OR                                                Value Village
 Olympia Square                     1,938,000      12.12      Albertson's, Ross Dress for Less
   Olympia, WA
 Tacoma Central                     2,059,654      15.50      Target(4), Top Food & Drugs (4), Office
   Tacoma, WA                                                 Depot, T.J. Maxx, Cineplex Odeon
 Powell Valley Junction               770,627       8.23      Food 4 Less, Cascade Athletic Club
   Gresham, OR
 Pioneer Plaza                        803,132       8.68      Safeway Food & Drugs
   Springfield, OR

                                                                                                            ANNUALIZED BASE RENT
                                                                                                            IN PLACE AT 12/31/97
                                                              GLA                                          -----------------------
                                 YEAR BUILT/   ----------------------------------                TOTAL
                                  RENOVATED                                            %       NUMBER OF   ANNUALIZED   ANN. BASE
                                 -----------                RETAILER                 LEASED     TENANTS       BASE        RENT/
                                    YEAR         OWNED       OWNED        TOTAL      AS OF       AS OF        RENT      LEASED SQ.
     PROPERTY AND LOCATION        ACQUIRED     (SQ. FT.)   (SQ. FT.)    (SQ. FT.)   12/31/97   12/31/97      ($)(1)       FT.(2)
     ---------------------       -----------   ---------   ----------   ---------   --------   ---------   ----------   ----------
 Claremont Village               1955/1994        88,706         --        88,706     95.6         12      1,156,276      13.63
   Everett, WA                      1997

 Canyon Ridge Plaza                 1995          81,678    181,300       262,978     92.7         14        778,924      10.29
   Kent, WA                         (5)

 Olympia West Center             1980/1995        69,212      3,800        73,012    100.0          6      1,254,611      18.13
   Olympia, WA                      1997

 Panther Lake Shopping Center    1989/1998        69,090     44,237       113,327     89.7         18        773,248      12.48
   Kent, WA                         1998

 Shute Park Plaza                   1989          58,560         --        58,560     79.5         18        459,733       9.70
   Hillsboro, OR                    1998

 24 Hour Fitness(3)              1989/1998        40,000         --        40,000    100.0          1        432,919      10.82
   Hillsboro, OR                    1998       ---------    -------     ---------               -----      ----------

TOTAL/WEIGHTED AVERAGE                         1,839,517    418,331     2,257,848     95.6        280      18,434,553     10.48
                                               ---------    -------     ---------               -----      ----------

LAS VEGAS, NV
 Cheyenne Commons                   1992         362,758         --       362,758     99.1         44      4,144,920      11.53
   Las Vegas, NV                    1995

 Sahara Pavilion North              1989         333,679         --       333,679     96.7         67      4,074,865      12.62
   Las Vegas, NV                    (6)

 Rainbow Promenade                  1995         228,279         --       228,279     99.0         25      3,210,448      14.21
   Las Vegas, NV                    1997

 Sahara Pavilion South              1990         160,682         --       160,682     98.7         22      2,197,275      13.86
   Las Vegas, NV                    (6)

 Green Valley Town & Country        1990         130,722         --       130,722    100.0         37      1,759,456      13.46
   Las Vegas, NV                    1997

 Winterwood Pavilion                1990         127,975         --       127,975     94.8         23      1,050,119       8.66
    Las Vegas, NV                    (6)       ---------    -------     ---------               -----      ----------

TOTAL/WEIGHTED AVERAGE                         1,344,095         --     1,344,095     98.1        218      16,437,083     12.46
                                               ---------    -------     ---------               -----      ----------

OTHER
 Maysville Marketsquare          1991/1993       126,507     89,612       216,119    100.0         19        873,003       6.90
   Maysville, KY                    (6)

 Ocoee Plaza                        1990          52,242         --        52,242     89.6         11        331,083       7.07
   Ocoee, FL                        (6)

 Sports Unlimited                   1990          51,542     40,000        91,542    100.0         13        614,805      11.93
   Memphis, TN                      (6)

 Country Club Center                1988          46,850     63,000       109,850    100.0         17        563,172      12.02
    Albuquerque, NM                  (6)      ---------    -------     ---------               -----      ----------

TOTAL/WEIGHTED AVERAGE                           277,141    192,612       469,753     98.0         60      2,382,063       8.77
                                               ---------    -------     ---------               -----      ----------
 PORTFOLIO TOTAL/
   WEIGHTED AVERAGE                            5,674,190    965,503     6,639,693     96.1        904      61,159,971     11.22
                                               =========    =======     =========               =====      ==========


     PROPERTY AND LOCATION                         MAJOR RETAILERS
     ---------------------        -------------------------------------------------
 Claremont Village                QFC Supermarket
   Everett, WA

 Canyon Ridge Plaza               Target(4), Top Food & Drug(4),
   Kent, WA                       Ross Dress for Less

 Olympia West Center              Barnes & Noble, Good Guys, Petco
   Olympia, WA

 Panther Lake Shopping Center     Albertson's(4), Rite Aid
   Kent, WA

 Shute Park Plaza                 True Value Hardware
   Hillsboro, OR

 24 Hour Fitness(3)               24 Hour Fitness
   Hillsboro, OR

LAS VEGAS, NV
 Cheyenne Commons                 Wal-Mart, 24 Hour Fitness,
   Las Vegas, NV                  Ross Dress for Less

 Sahara Pavilion North            Von's, Longs Drugs, T.J. Maxx, Shepler's,
   Las Vegas, NV                  Border Books

 Rainbow Promenade                United Artists Theatres, Linen N' Things,
   Las Vegas, NV                  Office Max, Cost Plus

 Sahara Pavilion South            Sports Authority, Office Max,
   Las Vegas, NV                  Michael's Arts and Crafts

 Green Valley Town & Country      Lucky/Savon Superstore
   Las Vegas, NV

 Winterwood Pavilion              Von's, Heilig-Meyers
   Las Vegas, NV                  Furniture

OTHER
 Maysville Marketsquare           Walmart(4), Kroger, J.C. Penney
   Maysville, KY

 Ocoee Plaza                      Food Lion, Rite Aid, Family Dollar
   Ocoee, FL

 Sports Unlimited                 Sports Unlimited(4), Rich-Well Bedding Co.,
   Memphis, TN                    Hancock Fabrics

 Country Club Center              Furr's Foods(4)
   Albuquerque, NM

---------------
(1) Annualized Base Rent for all leases in place in which tenants are in occupancy at December 31, 1997, calculated as follows: total base rent, calculated in accordance with generally accepted accounting principles ("GAAP"), to be received during the entire term of each lease, divided by the terms in months of such leases, multiplied by 12.
(2) Annualized Base Rent divided by the GLA leased at December 31, 1997.
(3) Property which the Company acquired after December 31, 1997. Occupancy is based upon an executed lease with 24 Hour Fitness which was signed in April 1998.
(4) Retailers that own their buildings.
(5) Property was developed by the Company or its management.
(6) Property was part of the portfolio acquired in 1992 with Revenue Properties' acquisition of PPDC.
(7) The Company owns a 91% interest in Chino Town Square and a 50% interest in Melrose Village Plaza. Table reflects 100% of Property data.

                                  THE OFFERING

Common Stock Offered Hereby...........      2,000,000 shares

Common Stock to be purchased by PPD
  concurrently with the completion of
  the Offering........................      2,000,000 shares

Common Stock to be outstanding after
the Offering(1).......................     20,814,012 shares


Use of Proceeds.......................     The net proceeds from the Offering
                                           and the proceeds from the exercise of
                                           PPD's participation rights will be
                                           used to repay $81.0 million
                                           outstanding under the Unsecured
                                           Credit Facility. See "Use of
                                           Proceeds."


NYSE Symbol...........................     PNP
---------------

(1) Includes shares of Common Stock issued in the Offering and 2,000,000 additional restricted shares privately issued to PPD concurrently with the completion of the Offering pursuant to PPD's exercise of its participation rights. Does not include up to 300,000 shares of Common Stock subject to the Underwriters' over-allotment option, up to 300,000 additional restricted shares to be issued to PPD in the event PPD exercises its additional participation rights upon the Underwriters' exercise of their over-allotment option, and 1,620,000 shares of Common Stock reserved for issuance under the 1997 Stock Option and Incentive Plan.


                                 DISTRIBUTIONS

     The Company currently pays regular quarterly distributions to holders of the Common Stock. The first distribution, for the period from the completion of the IPO through September 30, 1997, was $.2128 per share, which is equivalent to a quarterly distribution rate of $.3625 per share and an annual distribution rate of $1.45 per share. On January 19, 1998, the Company paid a distribution of $.3625 per share for the fourth quarter of 1997 to stockholders of record on December 29, 1997. On March 17, 1998, the Company declared an increased distribution of $.38 per share for the first quarter of 1998, which is equivalent to an annual distribution rate of $1.52 per share, payable on April 17, 1998 to stockholders of record on March 31, 1998. Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual cash available for distribution, the Company's financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Consequences--Taxation of the Company"), economic conditions and such other factors as the Board of Directors deems relevant. See "Risk Factors--Changes in Policies Without Stockholder Approval."

                           TAX STATUS OF THE COMPANY

     The Company will elect to be treated as a REIT under Section 856(c)(1) of the Code commencing with its short taxable year ended December 31, 1997. Also, commencing with its short taxable year ended December 31, 1997 and for all taxable years thereafter, the Company has operated, and intends to continue to operate, so as to qualify to be taxed as a REIT under Sections 856 through 860 of the Code. The Company believes its organization and method of operation will enable it to continue to meet the requirements for qualification as a REIT. To maintain REIT status, an entity must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) to its stockholders. See "Federal Income Tax Consequences--Taxation of the Company--Annual Distribution Requirements." As a REIT, the Company generally will not be subject to federal income tax on net income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. See "Federal Income Tax Consequences" and "Risk Factors--Adverse Consequences of Failure to Qualify as a REIT; Other Tax Liabilities." Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and property.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary selected consolidated financial and operating information on a pro forma basis and on a consolidated historical basis for the Company. The following information should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus. The summary selected consolidated historical financial and operating information of the Company at December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, has been derived from the historical consolidated financial statements audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The summary selected consolidated historical financial and operating information at December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 has been derived from the Company's audited consolidated financial statements.

     The unaudited summary selected pro forma consolidated statement of operations and other data for the year ended December 31, 1997 is presented as if: (i) the Formation Transactions (see "Structure and Formation Transactions of the Company"); (ii) the acquisitions of Chico Crossroads, Monterey Plaza, Fairmont Shopping Center, Lakewood Shopping Center, Green Valley Town & Country, Rainbow Promenade, The PNW Portfolio, Palmdale Shopping Center, Tustin Heights Shopping Center and Brookvale Shopping Center (collectively, the "1997 Acquisitions") and the secured notes receivable; (iii) the acquisitions of San Dimas Marketplace, Bear Creek Plaza, The Oregon Portfolio, Manteca Marketplace, Creekside Center and Panther Lake Shopping Center (collectively, the "1998 Acquisitions"); (iv) the IPO and the repayment of notes payable with the proceeds of the IPO; and (v) the Offering, the exercise of PPD's participation rights and the repayment of a portion of the Unsecured Credit Facility all had occurred on January 1, 1997. The unaudited summary selected pro forma consolidated balance sheet data as of December 31, 1997, is presented as if: (i) the 1998 Acquisitions; and (ii) the Offering, the exercise of PPD's participation rights and the repayment of a portion of the Unsecured Credit Facility occurred on December 31, 1997. The summary selected pro forma financial information is not necessarily indicative of what the actual financial position or results of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position or results of operations.

                      THE COMPANY PRO FORMA AND HISTORICAL
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                   YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------------
                                                              PRO FORMA                       HISTORICAL(1)
                                                              ---------    ----------------------------------------------------
                                                                1997         1997       1996       1995       1994       1993
                                                              ---------    --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Rental revenue:
  Base rent.................................................  $ 55,604     $ 36,839   $ 28,111   $ 23,315   $ 20,967   $ 20,834
  Percentage rent...........................................       447          278        239        154        192        243
Recoveries from tenants.....................................    11,841        8,042      6,214      5,478      5,473      3,210
Gain on sales of real estate................................        --           --         --        501         --      3,945
Income (loss) from unconsolidated partnerships..............       706          409        109        (32)      (271)      (108)
Other revenue...............................................     1,120          884        432        319        387         --
                                                              --------     --------   --------   --------   --------   --------
Total revenue...............................................    69,718       46,452     35,105     29,735     26,748     28,124
                                                              --------     --------   --------   --------   --------   --------
Property expenses(2)........................................    14,080        9,329      7,365      6,789      7,152      7,450
Depreciation and amortization...............................    12,922        8,928      7,693      6,340      6,129      6,255
Interest expense............................................    15,817       14,057     14,671     12,262     11,405     10,880
General and administrative expenses.........................     4,000        3,923      3,228      3,620      3,729      3,116
Other expenses..............................................       441          687      1,533      1,247      1,592        274
                                                              --------     --------   --------   --------   --------   --------
Income (loss) before income tax expense, minority interest
  and extraordinary item....................................    22,458        9,528        615       (523)    (3,259)       149
Income tax expense..........................................        --          (19)      (122)       (87)        (7)        --
Minority interest...........................................      (249)        (153)       (44)        (5)        50          9
                                                              --------     --------   --------   --------   --------   --------
Income (loss) before extraordinary item.....................  $ 22,209     $  9,356   $    449   $   (615)  $ (3,216)  $    158
                                                              ========
Extraordinary loss on early extinguishment of debt..........               $ (1,043)  $     --   $     --   $     --   $     --
                                                                           --------   --------   --------   --------   --------
Net income (loss)...........................................               $  8,313   $    449   $   (615)  $ (3,216)  $    158
                                                                           ========   ========   ========   ========   ========
Basic net income per share..................................  $   1.07(3)  $    .49   $     --   $     --   $     --   $     --
                                                              ========     ========   ========   ========   ========   ========
Diluted net income per share................................  $   1.06(3)  $    .49   $     --   $     --   $     --   $     --
                                                              ========     ========   ========   ========   ========   ========



                                                                                      AT DECEMBER 31,
                                                              ----------------------------------------------------------------
                                                              PRO FORMA                      HISTORICAL(1)
                                                              ---------   ----------------------------------------------------
                                                                1997        1997       1996       1995       1994       1993
                                                              ---------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Properties--net of accumulated depreciation and
  amortization..............................................  $553,456    $455,514   $264,017   $251,423   $214,554   $168,280
Total assets................................................   585,162     487,220    293,186    275,690    247,101    190,551
Notes payable...............................................   108,316     108,316    192,915    191,302    160,465    138,181
Line of credit payable......................................    79,412      62,450         --         --         --         --
Total liabilities...........................................   201,606     184,644    229,839    212,984    183,754    142,955
Minority interest...........................................     1,521       1,521      1,539      1,347      1,373       (100)
Total owner's equity........................................        --          --     61,808     61,359     61,974     47,696
Total stockholders' equity..................................   382,035     301,055         --         --         --         --



                                                              PRO FORMA             HISTORICAL(1)
                                                              ---------   ---------------------------------
                                                                1997        1997        1996        1995
                                                              ---------   ---------   ---------   ---------
OTHER DATA:
Funds from Operations(4)....................................  $ 35,135    $  18,288   $   7,733   $   5,290
Cash flows from:
  Operating activities......................................        --    $  15,242   $   6,493   $   5,456
  Investing activities......................................        --    $(166,276)  $ (18,802)  $ (42,815)
  Financing activities......................................        --    $ 142,799   $  14,966   $  26,683
Number of operating Properties (at end of year).............        42           32          19          18
GLA (sq. ft.) (at end of year).............................. 5,674,190    4,532,707   2,794,307   2,737,577
Occupancy of Properties owned (at end of year)..............      96.1%        97.5%       95.8%       95.4%


---------------
(1) See Note 1 to the Company's 1997 and 1996 consolidated financial statements regarding the Company's organization and basis of presentation prior to the IPO.

(2) Property expenses include property operating expenses, property taxes and property management fees.

(3) Calculated as if the pro forma transactions occurred on January 1, 1997.

(4) The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 (the "White Paper") defines Funds from Operations as net income
    (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management considers Funds from Operations an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. The Company computes Funds from Operations in accordance with standards established by the White Paper. The Company's computation of Funds from Operations may, however, differ from methodology for calculating Funds from Operations utilized by other equity REITs and, therefore, may not be comparable to such other REITs. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

                                  RISK FACTORS

     An investment in the shares of Common Stock involves various risks. Prospective investors should carefully consider the following risk factors in conjunction with the other information contained in this Prospectus before making a decision to purchase shares of Common Stock in the Offering.

     This Prospectus contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

     REAL ESTATE INVESTMENT ASSOCIATED RISKS.

     Real Estate Ownership Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs, and the Company's cash flow and ability to make distributions to its stockholders will be adversely affected.

     The Company's revenue and the value of its Properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; changes in retail expenditures by consumers; the perceptions of prospective tenants of the attractiveness of the property; the ability of the Company to manage and maintain the Properties and secure adequate insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

     Potential Inability of Company to Retain Tenants and Relet Space. The Company will be subject to the risks that upon expiration, leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. Leases covering a total of approximately 5.7% and 37.7% of the leased GLA of the Properties will expire through the end of 1998 and 2002, respectively. The Company budgets for renovation and reletting expenses, which take into consideration its views of both the current and expected market conditions in the geographic regions in which the Properties are located, but no assurance can be given that these reserves will be sufficient to cover such costs. If the Company is unable to promptly relet or renew leases for all or a substantial portion of this space, if the rental rates upon such renewal or reletting are significantly lower than expected or if the Company's reserves for these purposes prove inadequate, the Company's cash flow and ability to make expected distributions to stockholders could be adversely affected. The ability of the Company to rent unleased space may also be affected by many factors, including certain use covenants restricting the nature of tenants occupying other space at a Property often found in leases and reciprocal easement agreements or other restrictive covenants relating to the Property with tenants or other owners or occupants of the Property. In addition, in the event of a default by a lessee or sublessee in its obligations to the Company, the Company may experience delays in enforcing its rights as lessor or sublessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in acquiring and making substantial improvements or repairs to a Property.

     Dependence on Market Conditions in the Geographic Regions. Nine Properties are located in Northern California, nine Properties are located in Southern California, fourteen are located in the Pacific Northwest and six are located in Las Vegas, Nevada. To the extent that general economic or other relevant conditions in these regions decline and result in a decrease in consumer demand in these regions, the Company's performance may be adversely affected. The markets for certain Properties are also significantly dependent on the financial results of major local employers and on industry concentrations.

     Tenant Early Termination Rights. Certain leases at some of the Properties have provisions which allow the lessee to terminate its lease prior to the end of the original term thereof under certain conditions, including, for example, the failure to achieve a stated minimum sales level, the failure to achieve or maintain a stated minimum leasing level, or the closing of an anchor store and its failure to reopen within a certain period of time. To the extent that any tenants terminate their leases prior to the end of the original lease terms, tenant occupancy may decrease. The failure of the Company to re-lease any of the Company's space could materially affect the Company's revenues and its ability to make distributions.

     Potential Illiquidity of Real Estate. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits a REIT's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

     Competition With Other Developers and Real Estate Companies. There are numerous commercial developers and real estate companies that compete with the Company in seeking land for development, properties for acquisition and tenants for properties. There are numerous shopping facilities that compete with the Properties in attracting retailers to lease space. In addition, retailers at the Properties face increasing competition from outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail, internet advertising and telemarketing. Such competition may reduce the number of properties available for acquisition or development, reduce percentage rents payable to the Company and may, through the introduction of competition, contribute to lease defaults or insolvency of tenants. Thus, competition could materially affect the Company's ability to generate net income and to make distributions to its stockholders.

     Cost of Compliance With Changes in Laws. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to stockholders. The Properties are also subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act of 1990 (the "ADA") and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all such regulatory requirements and the Company expects to maintain compliance with such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and expected distributions.

     Reliance on Certain Tenants and Anchors. The Company's income and funds from operations could be adversely affected in the event of the bankruptcy or insolvency, or a downturn in the business, of any anchor store, or if any anchor tenant does not renew its lease when it expires. If the tenant sales at the Properties were to decline, tenants might be unable to pay their rent or other occupancy costs. In the event of default by a tenant, delays and costs in enforcing the lessor's rights could be experienced. In addition, the closing of one or more anchor-occupied stores or lease termination by one or more anchor tenants of a shopping center whose leases may permit termination could adversely impact that Property and result in lease terminations or reductions in rent by other tenants whose leases may permit termination or rent reduction in those circumstances and adversely affect the Company's ability to re-lease the space that is vacated. Each of these developments could adversely affect the Company's funds from operations and its ability to make expected distributions to its stockholders.

     Bankruptcy and Financial Condition of Tenants. At any time, a tenant of the Properties may seek the protection of bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in cash flow available for distribution by the Company. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's income may be adversely affected.

     Americans with Disabilities Act Compliance. Under the ADA, places of public accommodation and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective after January 1, 1991. Although management of the Company believes that the Properties are substantially in compliance with the present requirements of the ADA, the Company may incur additional costs in connection with such compliance in the future. In addition, a number of additional federal, state and local laws and regulations exist that may require modifications to the Company's properties, or affect certain future renovations thereof, with respect to access by disabled persons. Non-compliance with the ADA could result in the imposition of fines or an award of damages to private litigants, and also could result in an order to correct any non-complying feature. Under certain of the Company's leases, the tenant is responsible for ensuring that the property complies with all laws and regulations, including the ADA. Notwithstanding the foregoing, the Company may be required to make substantial capital expenditures to comply with this law. In addition, provisions of the ADA may impose limitations or restrictions on the completion of certain renovations and thus may limit the overall returns on the Company's investments. Thus, costs of compliance with the ADA could adversely impact the Company's expenses and, therefore, affect its ability to make distributions.

     LACK OF OPERATING HISTORY WITH RESPECT TO RECENT AND FUTURE ACQUISITION ACTIVITY. Seventeen of the Properties have been acquired since the IPO and may have characteristics or deficiencies currently unknown to the Company that may affect their valuation or revenue potential, and it is also possible that the operating performance of these Properties may decline under the Company's management. No assurances can be given that the Company will be able to succeed with such integration or to effectively manage additional properties or that newly acquired properties will perform as expected.

     POTENTIAL INABILITY TO REFINANCE INDEBTEDNESS ON FAVORABLE TERMS; INTEREST RATES MAY RISE.


     Debt Financing and Existing Debt Maturities. The Company will be subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties (which in all cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Upon the completion of the Offering and PPD's exercise of its participation rights, the Company will have a debt to total market capitalization of 29.8% (29.2% if the Underwriters' over-allotment option is exercised in full and PPD exercises its additional participation rights in full) with debt comprised of approximately $107.6 million of fixed rate, long term mortgage debt with an average interest rate of 8.07% and a weighted average maturity of 7.4 years, and approximately $79.4 million outstanding under the Unsecured Credit Facility which bears interest at LIBOR plus 1.375% (which rate spread is reduced to 1.25% for as long as the Company's debt-to-book value ratio is .30 or below) and matures in August 2000. Since the Company anticipates that only a small portion of the principal of the indebtedness will be repaid prior to maturity, and the Company will not have funds on hand sufficient to repay the balance of the indebtedness in full at maturity, it will be necessary for the Company to refinance the debt either through additional borrowings or equity or debt offerings. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, the Company expects that its cash flow will not be sufficient in all years to pay distributions at expected levels and to repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates upon refinancing, the interest expense relating to such refinanced indebtedness would increase, which could adversely affect the Company's cash flow and its ability to make expected distributions to its stockholders. In addition, in the event the Company is unable to refinance the indebtedness on acceptable terms, the Company might dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect funds available for distribution to stockholders.

     Potential Defaults Under Mortgage Financing. Upon completion of the Offering, the Company will have approximately $107.6 million in principal amount of mortgage financing. The payment and other obligations under certain of the mortgage financing is secured by cross-collateralized, and cross-defaulted first mortgage liens in the aggregate amount of $53.7 million on four Properties. If the Company is unable to meet its obligations under the mortgage financing, the Properties securing such debt could be foreclosed upon, which could have a material adverse effect on the Company and its ability to make expected distributions and could threaten the continued viability of the Company. See "Policies With Respect to Certain Activities--Financing Policies."


     Rising Interest Rates and Variable Rate Debt. Upon completion of the Offering, the Company expects to have an outstanding balance of approximately $79.4 million under its Unsecured Credit Facility which bears interest at a variable rate. In addition, the Company may incur other variable rate indebtedness in the future. Increases in interest rates on such indebtedness would increase the Company's interest expense, which could adversely affect the Company's cash flow and its ability to pay expected distributions to stockholders. Accordingly, the Company may in the future engage in other transactions to further limit its exposure to rising interest rates as appropriate and cost effective. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


     DEPENDENCE ON KEY MANAGEMENT PERSONNEL. The executive officers of the Company have substantial experience in owning, operating, managing, acquiring and developing shopping centers. The Company believes that its success is dependent in large part upon the efforts of such persons. Although the Company has entered into employment agreements with certain of its executive officers which provide for their continued employment with the Company for up to three years and contain certain non-compete provisions, there can be no assurance that these executive officers will remain in the employ of the Company, notwithstanding their potential liability for damages to the Company if they should terminate their employment. See "Management." In the event key management personnel do not remain in the employ of the Company, the Company could be adversely affected.

     ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT; OTHER TAX
LIABILITIES.

     Tax Liabilities as a Consequence of Failure to Qualify as a REIT. The Company believes it is organized and has operated, and intends to continue to operate, so as to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1997. A REIT generally is not taxed at the corporate level on income it currently distributes to shareholders so long as it satisfies certain requirements. However, no assurance can be given that the Company is now or will continue to be organized or operated in a manner so as to qualify as a REIT or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and some on a quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involve the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must pay distributions to stockholders aggregating annually at least 95% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains). No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is relying on the opinion of Latham & Watkins, counsel to the Company, regarding various issues affecting the Company's ability to qualify, and continue to qualify, as a REIT. See "Federal Income Tax Consequences--Taxation of the Company." Such legal opinion is based on various assumptions and factual representations by the Company regarding the Company's ability to meet the various requirements for qualification as a REIT, and no assurance can be given that actual operating results will meet these requirements. Such legal opinion is not binding on the Internal Revenue Service ("IRS") or any court.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the net earnings of the Company available for distribution to stockholders because of the additional tax liability to the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Consequences--Taxation of the Company--Requirements for Qualification."

     Proposed Legislation. Certain recent federal budget proposals include a number of provisions affecting REITs, which, if enacted as currently drafted, may materially impede the ability of the Company to engage in third-party management or similar activities. See "Federal Income Tax
Considerations--Proposed Legislation."

     Other Tax Liabilities. Even if the Company qualifies for and maintains its REIT status, it will be subject to certain federal, state and local taxes on its income and property. If the Company has net income from a prohibited transaction, such income will be subject to a 100% tax. See "Federal Income Tax Consequences."

     DISTRIBUTIONS TO STOCKHOLDERS AFFECTED BY MANY FACTORS. Distributions by the Company to its stockholders will be based principally on cash available for distribution from the Properties. Increases in base rent under the leases of the Properties or the receipt of rental revenue in connection with future acquisitions will increase the Company's cash available for distribution to stockholders. However, in the event of a default or a lease termination by a lessee, there could be a decrease or cessation of rental payments and thereby a decrease in cash available for distribution. In addition, the amount available to make distributions may decrease if properties acquired in the future yield lower than expected returns.

     The distribution requirements for REITs under federal income tax laws may limit the Company's ability to finance future developments, acquisitions and expansions without additional debt or equity financing. If the Company incurs additional indebtedness in the future, it will require additional funds to service such indebtedness and as a result amounts available to make distributions may decrease. Distributions by the Company will also be dependent on a number of other factors, including the Company's financial condition, any decision to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Company deems relevant. In addition, the Company may issue from time to time additional shares of Common Stock in connection with the acquisition of properties or in certain other circumstances. No prediction can be made as to the number of such shares of Common Stock which may be issued, if any, and, if issued, the effect on cash available for distribution on a per share basis to holders of Common Stock. Such issuances, if any, will have a dilutive effect on cash available for distribution on a per share basis to holders of Common Stock. See "Business and Growth Strategies--Growth Strategies."

     To obtain the favorable tax treatment associated with REITs, the Company generally will be required to distribute to its stockholders at least 95% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) each year. See "Federal Income Tax Consequences--Taxation of the Company--Annual Distribution Requirements." In addition, the Company will be subject to tax at regular corporate rates to the extent that it does not distribute all of its net capital gain or does not distribute more than 95%, but less than 100%, of its REIT taxable income each year. The Company will also be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid (or deemed to be paid) by it with respect to any calendar year are less than the sum of 85% of its REIT ordinary income, 95% of its REIT capital gain net income and 100% of its undistributed income from prior years.

     The Company has made and intends to continue to make distributions to its stockholders so as to comply with the distribution requirements of the Code and to eliminate, or at least minimize, exposure to federal income taxes and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income and the effect of required debt amortization payments could require the Company to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

     ACQUISITION AND DEVELOPMENT INVESTMENTS MAY NOT PERFORM AS EXPECTED. The Company intends to continue acquiring, developing and redeveloping shopping center properties. See "Business and Growth Strategies--Business Strategies." Acquisitions of retail properties entail risks that investments will fail to perform in accordance with expectations. Estimates of development costs and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment. In the event the investments do not perform in accordance with expectations, the Company's cash flow and ability to make distributions could be adversely affected.

     The Company intends to expand or renovate its Properties from time to time. Expansion and renovation projects generally require expenditure of capital as well as various government and other approvals, the receipt of which cannot be assured. While policies with respect to expansion and renovation activities are intended to limit some of the risks otherwise associated with such activities, the Company will nevertheless incur certain risks, including expenditures of funds on, and devotion of management's time to, projects which may not be completed.

     The Company anticipates that future acquisitions, development and renovations will be financed through a combination of advances under the Unsecured Credit Facility, other lines of credit and other forms of secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

     It is possible that the Company will in the future expand its business to new geographic markets. The Company will not initially possess the same level of familiarity with new markets outside of the geographic areas in which the Properties are currently located, which could adversely affect its ability to acquire, develop, manage or lease properties in any new localities.

     Changing market conditions, including competition from other purchasers of shopping center properties, may diminish the Company's opportunities for attractive additional acquisitions.

     The Company also intends to develop and construct shopping centers in accordance with the Company's development and business strategies. See "Business and Growth Strategies." Risks associated with the Company's development and construction activities may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they would ultimately be successful, typically require a substantial portion of management's time and attention. Development activities would also be subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations.

     LIMITATIONS ON CONTROL OF PARTIALLY-OWNED PROPERTIES. The Company owns a 91% partnership interest in the limited partnership that owns Chino Town Square and a 50% managing general partnership interest in the limited partnership that owns Melrose Village Plaza (the "Partially-Owned Properties"). The Company may have certain fiduciary responsibilities to third parties which it will need to consider when making decisions relating to the Partially-Owned Properties. The Company will not have sole control of certain major decisions relating to these Partially-Owned Properties and will need to seek the consent of such third parties under certain circumstances such as sales, refinancings, the timing and amount of additional capital contributions thereto and the transfer, assignment or pledge of the Company's partnership interests in the partnerships owning the Partially-Owned Properties. Nevertheless, the lack of control over Partially-Owned Properties could materially affect the Company's ability to make important decisions about its real estate investments.

     LIMITATIONS ON CONTROL OVER FUTURE JOINT VENTURES OR PARTNERSHIPS. In addition, the Company may also participate with other entities in property ownership through joint ventures or partnerships in the future. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or co-venturers might become bankrupt, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturers may be in a position to take action contrary to the Company's instructions or requests or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives, including its objective to maintain its REIT qualification, to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

     THE PROPERTIES MAY BE SUBJECT TO UNKNOWN ENVIRONMENTAL LIABILITIES. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, even when the contaminants were associated with previous owners or operators and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure properly to remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. The presence of contamination at a property can impair the value of the property even if the contamination is migrating onto the property from an adjoining property. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Sometimes, the remedy to remediate contamination may include deed restriction or institutional control, which can restrict how the property may be used. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site.

     Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials ("ACM") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACM and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACM. In connection with its ownership and operation of the Properties, the Company may be potentially liable for such costs.

     Shopping centers may have businesses such as dry cleaners and auto repair or servicing businesses which handle, store and generate small quantities of hazardous wastes. The operation may result in spills or releases from time-to-time that can result in soil or groundwater contamination. Independent environmental consultants have conducted Phase I Environmental Assessments (the "Phase I Assessments") at the Properties. These Phase I Assessments have included, among other things, a visual inspection of the Properties and the surrounding area and a review of relevant state, federal and historical documents. The Company's Phase I Assessments of the Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's Phase I Assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company. The Company believes that the Properties are in substantial compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its Properties.


     NO LIMITATION ON AMOUNT OF INDEBTEDNESS THE COMPANY MAY INCUR. Upon the completion of the Offering and PPD's exercise of its participation rights, the Company will have a debt to total market capitalization of 29.8% (29.2% if the Underwriters' over-allotment option is exercised in full and PPD exercises its additional participation rights in full). Although the Company currently has a policy of incurring debt only if upon such incurrence the debt to total market capitalization ratio would be 50% or less, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash flow and, consequently, the amount available for distribution to stockholders, and could increase the risk of default on the Company's indebtedness.


     The Company has established its debt policy relative to the total market capitalization of the Company rather than relative to the book value of its assets. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated original cost of real property, the Company's primary tangible assets) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. The Company will also consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of its properties upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service.

     CONFLICTS OF INTERESTS IN THE FORMATION TRANSACTIONS AND THE BUSINESS OF THE COMPANY.

     Benefits from Formation Transactions. In connection with the Formation Transactions, PPD received certain board designation rights, registration rights with respect to shares of Common Stock, and participation rights in connection with future issuances of Common Stock by the Company. Stuart Tanz received registration rights similar to those of PPD. See "Structure and Formation Transactions of the Company--Benefits to Related and Other Individuals." As such, these persons may have interests that conflict with the interests of others that participated in the Formation Transactions.

     Influence of Certain Affiliates. Stuart Tanz, the Company's Chairman, President and Chief Executive Officer and one of its directors, and Russell Tanz, a director of the Company, through their and their families' ownership interests in Revenue Properties Company Limited, a publicly-held Canadian real estate company ("Revenue Properties"), and Revenue Properties' ownership of PPD, will own or control approximately 51.1% of the total outstanding shares of Common Stock of the Company (and, together with options exercisable for shares of Common Stock and restricted stock awards, 51.6% of the total outstanding shares) upon the completion of the Offering and PPD's exercise of its participation rights. In addition, PPD has the right to nominate certain directors of the Company. Under the terms of the Company's amended and restated articles of incorporation (the "Charter"), no stockholder, subject to certain exceptions, is permitted to own in excess of 6.25% of the Common Stock. Consequently, although Mark Tanz, Stuart Tanz, Russell Tanz and other family members (the "Tanz Family") will not be able to take action on behalf of the Company without the concurrence of other members of the Company's Board of Directors, the Tanz Family, may be able to exert substantial influence over the Company's affairs, which influence might not be consistent with the interest of other stockholders. In addition, there may be conflicts between the interests of the public stockholders of Revenue Properties and the public stockholders of the Company.

     Other Real Estate Interests. Revenue Properties owns interests in shopping centers, all of which are located in Canada. Although it may elect to change its policy in the future, the Company currently does not intend to expand into Canada, and Revenue Properties' shopping centers were not included in the Formation Transactions for this reason.

     LIMITS ON CHANGES IN CONTROL AND POTENTIAL ANTI-TAKEOVER EFFECTS. Certain provisions of the Charter and bylaws of the Company (the "Bylaws") may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. For example, such provisions may (i) deter tender offers for the Common Stock, which offers may be attractive to the stockholders, or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices. See "Description of Capital Stock" and "Certain Provisions of Maryland Law and the Company's Charter and Bylaws." These provisions include the following:

     Limits on Ownership of Common Stock. In order for the Company to maintain its qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of Common Stock of the Company may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which the election to be treated as a REIT has been made). Furthermore, after the first taxable year for which a REIT election is made, shares of the Company's Common Stock must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year (or a proportionate part of a short taxable year). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See "Federal Income Tax Consequences--Taxation of the Company." In order to protect the Company against the risk of losing its REIT status due to the concentration of ownership among its stockholders, the ownership limit included in the Charter (the "Ownership Limit") limits actual or constructive ownership (including through the ownership of stock of PPD or Revenue Properties) of the outstanding shares of Common Stock by any single stockholder to 6.25% (by value or by number of shares, whichever is more restrictive) of the then outstanding shares of Common Stock. See "Description of Capital Stock--Restrictions on Ownership and Transfer." Although the Board of Directors presently has no intention of doing so (except as described herein in "Description of Capital Stock--Restrictions on Ownership and Transfer--Ownership Limits" and elsewhere), the Board of Directors could waive this restriction with respect to a particular stockholder if it were satisfied, based upon the advice of tax counsel, that ownership by such stockholder in excess of the Ownership Limit would not jeopardize the Company's status as a REIT and the Board of Directors otherwise decided such action would be in the best interests of the Company. The Board of Directors has waived the Ownership Limit with respect to PPD and certain affiliated entities and has permitted such entities to actually or constructively own up to 55.0% of the outstanding Common Stock (the "PPD Ownership Limit"). The Board of Directors has waived the Ownership Limit with respect to the Tanz Family and has permitted such persons to actually or constructively own (including through the ownership of stock of PPD or Revenue Properties), in the aggregate, up to 24.0% of the outstanding Common Stock (the "Tanz Family Ownership Limit"). Further, the Board of Directors has waived the Ownership Limit with respect to Acktion Corporation, a publicly traded Canadian corporation ("Acktion Corporation"), and certain entities affiliated with such corporation, and has permitted such entity to actually or constructively own up to 10.0% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock (the "Acktion Ownership Limit"). Actual or constructive ownership of shares of Common Stock in excess of the Ownership Limit, the PPD Ownership Limit, the Tanz Family Ownership Limit or the Acktion Ownership Limit will cause the violative transfer or ownership to be void with respect to the transferee or owner as to that number of shares the ownership of which by such owner or transferee results in such owner or transferee or any other person violating any of the foregoing ownership limits (and can include, under certain circumstances, the divestiture of shares of Common Stock owned by PPD, see "Description of Capital Stock--Restrictions on Ownership and Transfer") and such shares will be automatically transferred to a trust for the benefit of a Qualified Charitable Organization. Such transferee or owner shall have no right to vote such shares or be entitled to dividends or other distributions with respect to such shares. See "Description of Capital Stock--Restrictions on Ownership and Transfer" for additional information regarding the Ownership Limit.

     Preferred Stock. The Charter authorizes the Board of Directors to cause the Company to issue authorized but unissued shares of Common Stock or the preferred stock of the Company, $.01 par value (the "Preferred Stock") and to classify or reclassify any unissued shares of Preferred Stock and to set the preferences, rights and other terms of such classified or unclassified shares. See "Description of Capital Stock--Preferred Stock." Although the Board of Directors has no such intention at the present time, it could establish a series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders.

     Special Meetings of Stockholders. The Company's Bylaws permit a special meeting of stockholders to be called at the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at such meeting. Because PPD will continue to hold a majority of the shares of Common Stock upon consummation of the Offering, other stockholders of the Company will not be able to request a special meeting of stockholders without the consent of PPD.

     Staggered Board. The Company's Board of Directors is divided into three classes of directors. The initial terms of the first, second and third classes will expire in 1998, 1999 and 2000, respectively. Beginning in 1998, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company even though a tender offer or change in control might be in the best interest of the stockholders. See "Certain Provisions of Maryland Law and the Company's Charter and Bylaws--Board of Directors--Number, Classification, Vacancies."

     CERTAIN TYPES OF LOSSES MAY EXCEED INSURANCE COVERAGE. The Company carries comprehensive liability, public area liability, fire, earthquake, flood, boiler and machinery, extended coverage and rental loss insurance which currently covers all the Properties, and will be expanded to cover each of the Potential Acquisitions which are acquired, with policy specifications and insured limits which the Company believes are adequate and appropriate under the circumstances. There are, however, certain types of losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in the property, as well as the anticipated future revenue from the property and, in the case of debt which is with recourse to the Company, would remain obligated for any mortgage debt or other financial obligations related to the property. Any such loss would adversely affect the Company. The Company believes that the Properties are, and the Potential Acquisitions will be, adequately insured. With respect to the Properties located in California, in light of the California earthquake risk, California building codes since the early 1970's have established construction standards for all newly built and renovated buildings, including shopping center structures. All of the Properties located in California, other than Creekside Center and Palmdale Shopping Center, have been built or redeveloped since January 1, 1985 and the Company believes that all of the Properties were constructed in full compliance with the applicable standards existing at the time of construction. No assurance can be given, however, that material losses in excess of insurance proceeds will not occur in the future.


     EFFECT ON COMMON STOCK PRICE OF SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering and PPD's purchase of 2,000,000 restricted shares pursuant to its participation rights, the Company will have 20,814,012 shares of Common Stock outstanding (21,414,012 shares if the Underwriters' over-allotment option is exercised in full and assuming PPD exercises its additional participation rights in full). Sales of a substantial number of shares of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. In connection with the Company's IPO, certain individuals collectively received 130,000 shares of restricted Common Stock and options to purchase 900,000 shares of Common Stock were granted to certain officers, directors and employees of the Company. Since the IPO an additional 277,500 options to purchase shares of Common Stock were granted to certain officers, directors and employees of the Company. See "Management--Compensation of Directors" and "-- Executive Compensation." The executive officers and directors of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any such shares of Common Stock or other capital stock of the Company, or any securities convertible into or exercisable or exchangeable for any shares of Common Stock or other capital stock of the Company for a period of three years from the completion of the IPO without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters. PPD has agreed that it will be bound by similar lock-up restrictions, subject to certain exceptions. See "Shares Eligible for Future Sale." Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements. At the conclusion of the restrictive period, all shares of Common Stock issued in connection with the formation of the Company may be sold in the public market pursuant to registration rights or available exemptions from registration. See "Shares Available for Future Sale." In addition, 442,500 additional shares of Common Stock have been reserved for issuance pursuant to the 1997 Stock Option and Incentive Plan, and these shares will be available for sale in the public markets from time to time pursuant to exemptions from registration requirements or upon registration. No prediction can be made about the effect that future sales of Common Stock will have on the market prices of shares.


     CHANGES IN POLICIES WITHOUT STOCKHOLDER APPROVAL. The investment, financing, borrowing and distribution policies of the Company and its policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of the stockholders of the Company. A change in these policies could adversely affect the Company's financial condition, results of operations or the market price of the Common Stock. See "Policies with Respect to Certain Activities."

     EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK. One of the factors that will influence the market price of the Common Stock in public markets will be the annual distribution rate on the shares. Increasing market interest rates may lead prospective purchasers of the Common Stock to demand a higher annual distribution rate from future distributions. Such an increase in the required distribution rate may adversely affect the market price of the Common Stock.

     DISPOSITION OF PROPERTIES WITH BUILT-IN GAIN. In connection with the formation of the Company, certain subsidiaries taxable as "C" corporations were merged either into the Company or into subsidiaries of the Company which will qualify as "qualified REIT subsidiaries." See "Federal Income Tax Consequences--Taxation of the Company--Ownership of Subsidiaries." Certain of these subsidiaries held 13 of the Initial Properties with Built-In Gain (each, a "Built-In Gain Property" and collectively, the "Built-In Gain Properties") at the time the subsidiaries were merged into the Company or into subsidiaries of the Company. Pursuant to Treasury Regulations which have not yet been promulgated, if any Built-In Gain Property is sold within 10 years of the date it was acquired by the Company or any of its subsidiaries, the Company will be required to pay taxes on the built-in gain that would have been realized if the merging "C" corporation that had owned such Built-In Gain Property immediately prior to its merger had liquidated on the day before the date of the mergers. Therefore, with respect to managing its portfolio, the Company may have less flexibility in determining whether or not to dispose of these Built-In Gain Properties, and if it desires to do so at some future date, it may be subject to tax on the built-in gain as a result of any disposition of these properties to the extent the gain exceeds any available net operating loss carry forwards for any property.

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed REIT engaged in owning, acquiring, managing, leasing and developing community and neighborhood shopping centers predominantly located in four key western U.S. markets. Since its IPO, the Company has invested $202.7 million in acquiring 17 additional community and neighborhood shopping center properties, increasing its portfolio of shopping center properties from the 25 Initial Properties to 42 Properties. The Properties are well established neighborhood and community shopping centers generally strategically situated in densely populated, middle and upper income markets and are conveniently located and easily accessible from major transportation arterials. The Properties consist of an aggregate of approximately 5.7 million square feet of GLA (not including 965,503 square feet of anchor-owned space at the Properties) and have an average age of approximately eight years. As of December 31, 1997, the Properties were 96.1% leased to 904 tenants, of which 83.0% was leased to national and regional retailers (401 tenants and 104 tenants, respectively). Twenty-nine of the Properties contain grocery stores such as Albertson's, Kroger, Food-4-Less, Vons, Safeway, and Lucky Stores.

     The following table sets forth certain summary information regarding the
Properties:

                                                                                                   ANNUALIZED BASE RENT
                                                                                                   IN PLACE AT 12/31/97
                                                                              TOTAL NO.    ------------------------------------
                               NUMBER        TOTAL       % OF      % LEASED   OF TENANTS   ANNUALIZED      % OF      ANN. BASE
                                 OF         GLA(1)     PORTFOLIO    AS OF       AS OF         BASE       PORTFOLIO     RENT/
          REGION             PROPERTIES    (SQ. FT.)      GLA      12/31/97    12/31/97      RENT(2)     BASE RENT   SQ. FT.(3)
          ------             -----------   ---------   ---------   --------   ----------   -----------   ---------   ----------
Northern California........       9        1,202,986      21.2       95.5        180       $12,358,563      20.2       $10.76
Southern California........       9        1,010,451      17.8       94.3        166        11,547,709      18.9        12.12
Pacific Northwest..........      14        1,839,517      32.4       95.6        280        18,434,553      30.1        10.48
Las Vegas, Nevada..........       6        1,344,095      23.7       98.1        218        16,437,083      26.9        12.46
Other......................       4          277,141       4.9       98.0         60         2,382,063       3.9         8.77
                                 --        ---------    ------                   ---       -----------     -----
TOTAL......................      42        5,674,190     100.0       96.1        904       $61,159,971     100.0       $11.22
                                 ==        =========    ======                   ===       ===========     =====

---------------
(1) Represents GLA owned by the Company. Excludes 965,503 square feet of anchor-owned GLA.

(2) Annualized Base Rent for all leases in place at December 31, 1997 calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

(3) Annualized Base Rent at December 31, 1997 divided by the GLA.

     The Properties are regionally managed under active central control by the Company's executive officers. All administration (including the formation and implementation of policies and procedures), leasing, capital expenditures and construction decisions are centrally administered at the Company's corporate headquarters. The Company employs property managers at each of its regional offices to oversee and direct the day-to-day operations of the Properties, as well as the on-site personnel, which may include the manager, assistant manager, maintenance personnel and other necessary staff. Property managers communicate daily with the Company's corporate headquarters to implement the Company's policies and procedures.

     As a result of management's in-house leasing programs, the Properties benefit from a diversified merchandising mix, which includes having national or regional anchor tenants in 41 of the 42 Properties complemented by a carefully planned mix of national, regional and local non-anchor tenants. To promote stability and attract non-anchor tenants, the Company generally enters into long-term leases (typically 15 to 20 years) with major or anchor tenants which usually contain provisions permitting tenants to renew their leases at rates which often include fixed rent increases or CPI adjustments from the prior base rent. To take advantage of improving market conditions and changing retail trends, the Company generally enters into shorter term leases (typically three to five years) with non-anchor tenants. The Company's leases are generally on a triple-net basis, which require the tenants to pay their pro rata share of all real property taxes, insurance and property operating expenses.

     The following table sets forth certain summary information regarding the Company's tenant diversification:

                                                                                     ANNUALIZED BASE RENT IN PLACE AT
                                                                                                 12/31/97
                                                                       % OF TOTAL   -----------------------------------
                                                           NUMBER OF     LEASED       TOTAL                ANNUALIZED
                                            TOTAL LEASED    TENANTS       GLA       ANNUALIZED     %       BASE RENT/
                                                GLA          AS OF       AS OF         BASE       OF         LEASED
               TENANT TYPE                   (SQ. FT.)     12/31/97     12/31/97    RENT($)(3)   TOTAL   SQ. FT. ($)(4)
               -----------                  ------------   ---------   ----------   ----------   -----   --------------
National(1)...............................   3,985,025        401         73.1      39,755,279    65.0        9.98
Regional(1)...............................     553,157        104         10.2       7,607,956    12.4       13.75
Local(1)..................................     912,705        399         16.7      13,796,736    22.6       15.12
                                             ---------        ---        -----      ----------   -----
TOTAL/WEIGHTED AVERAGE....................   5,450,887        904        100.0      61,159,971   100.0       11.22
                                             =========        ===        =====      ==========   =====
Anchor(2).................................   3,239,185         98         59.4      27,350,958    44.7        8.36
Non-Anchor(2).............................   2,211,702        806         40.6      33,809,013    55.3       15.41
                                             ---------        ---        -----      ----------   -----
TOTAL/WEIGHTED AVERAGE....................   5,450,887        904        100.0      61,159,971   100.0       11.22
                                             =========        ===        =====      ==========   =====

---------------
(1) The Company defines a national tenant as any tenant that operates in at least four major metropolitan areas located in more than one region (i.e., northeast, midwest, southwest or southeast); a regional tenant as any tenant that operates in two or more metropolitan areas located within the same region; a local tenant as any tenant that operates stores only within the same metropolitan area as the shopping center.

(2) The Company defines anchor tenants as tenants which lease 15,000 square feet or more and non-anchor tenants as tenants which lease fewer than 15,000 square feet.

(3) Annualized Base Rent for all leases in place at December 31, 1997 calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

(4) Annualized Base Rent divided by the GLA leased at December 31, 1997.

     The Company operates from its Vista, California headquarters (1631-B South Melrose Drive, Vista, California 92083; telephone (760) 727-1002; fax (760) 727-1430) and four regional offices located in Las Vegas, Nevada; Kent, Washington; Chino, California; and Sacramento, California. The Company is a fully-integrated real estate company with 71 employees, as of March 31, 1998, with in-house expertise in property management, leasing, acquisitions, development, administration, accounting services, maintenance and architectural design. The nine members of the Company's senior management (including its five executive officers) have an average of approximately 13 years of experience in the real estate industry. See "Management--Directors and Executive Officers."

HISTORY

     The Company's history in owning and operating retail properties dates back to 1971 when Mark Tanz's real estate operations focused on retail properties in Toronto, Canada and Southern California. In 1985, Mr. Tanz became the largest shareholder of Revenue Properties and implemented a restructuring plan to focus the business on owning and operating retail properties in both Canada and the U.S. Since 1985, Mr. Tanz is a director of Revenue Properties, and two of his sons, Stuart Tanz and Russell Tanz, were formerly directors and executive officers of Revenue Properties. Shares of Revenue Properties trade on the Toronto Stock Exchange and on NASDAQ.

     In 1992, Revenue Properties acquired a controlling interest in the Company's predecessor entity, and acquired the remaining interest in 1993. From 1992 to the Company's IPO in August 1997, PPD was led by Stuart Tanz, the Company's Chief Executive Officer and President, along with Jeffrey Stauffer, the Company's Executive Vice President and Chief Operating Officer. In January 1995, David Adlard joined PPD and is currently the Company's Executive Vice President and Chief Financial Officer. Although PPD was a wholly-owned subsidiary of Revenue Properties from 1993 until the IPO, PPD functioned as an independent organization with separate management, personnel and operational systems, including all real estate related activities such as its in-house leasing, acquisition, development, property management and accounting operations. From 1992 to August 1997, PPD's management increased PPD's portfolio of shopping centers from 13 properties (encompassing 2.1 million square feet) to 25 properties (encompassing 3.6 million square feet) through acquisition and development activities focused within the four key western U.S. markets. The

Company was incorporated as a Maryland corporation in April 1997 and in August 1997 completed its IPO and began trading on the NYSE under the symbol PNP. In the eight months since its IPO, the Company has increased its portfolio from 25 properties to 42 properties encompassing approximately 5.7 million square feet, representing a 57.3% increase in terms of GLA.

                         BUSINESS AND GROWTH STRATEGIES

     The Company's business and growth strategies involve three fundamental practices: (i) owning, operating, acquiring, expanding and developing quality shopping centers in select key markets with strong economic and demographic characteristics in order to establish and maintain a portfolio of real estate assets with stable income and the potential for long-term growth; (ii) developing local and regional market expertise through the hands-on participation of senior management in property operations and leasing in order to capitalize on market trends, retailing trends and acquisition opportunities; and (iii) establishing and maintaining a diversified and complementary tenant mix with an emphasis on tenants that provide day-to-day consumer necessities in order to provide steady rental revenue. Through its regional offices, the Company implements its business strategies by: (i) its on-going analysis of regional and submarket demographic, economic and retailing trends; (ii) developing and maintaining relationships with key retailers, real estate brokers, and financial institutions; (iii) emphasizing tenant satisfaction and retention through its proactive communication with tenants, community oriented marketing activities and comprehensive maintenance programs; and (iv) applying aggressive cost control practices and by capitalizing on cost reduction and economy of scale opportunities arising from the size and proximity of its properties within each region.

     The Company will continue to utilize its in-depth market knowledge within its four key western markets to pursue its strategy of opportunistic acquisitions of shopping centers for long-term investment. The Company believes that significant opportunities exist within these markets to acquire shopping center properties that are consistent with its existing portfolio in terms of quality of construction, positive submarket demographics and location attributes and that provide attractive initial capitalization rates with potential for growth in cash flow. The Company further believes it has certain competitive advantages which enhance its ability to identify and capitalize on acquisition opportunities, including: (i) long-standing relationships with institutional and other owners of shopping center properties in the Company's four primary regions; (ii) fully integrated real estate operations which enable the Company to respond quickly to acquisition opportunities and to capitalize on the resulting economies of scale; and (iii) access to capital as a public company.

     The Company's management has extensive experience in implementing its acquisition strategy. Since 1993, management has acquired 38 of the Properties (including the 13 acquired when Revenue Properties acquired PPDC), of which 18 have been acquired during the past twelve months (April 1997 through March 1998) encompassing over 2.3 million square feet for an aggregate purchase price of $248.5 million.

     The following chart sets forth certain information regarding the growth in the Company's portfolio since 1994:

                     Number of
                  Properties Owned         Total GLA Owned
                  ----------------         ---------------
                                        (sq. ft. in millions)
     12/94               13                       2.1
     12/95               18                       2.7
     12/96               19                       2.8
      8/97 (IPO)         25                       3.6
     12/97               32                       4.6
      4/98               42                       5.7

     Although the Company believes that current market conditions generally favor acquisitions, management intends to continue its practice of redeveloping and expanding properties as market and retailing trends evolve. In addition, the Company intends to continue developing quality shopping center properties when it believes market conditions and tenant opportunities support favorable risk-adjusted returns.

     Of the 42 Properties, four were developed by the Company. The Company's most recent development is Laguna Village, a three-phased project with the first two phases completed in 1996 and 1997. The Company believes the rapid residential growth in the community of Laguna Creek in southern Sacramento, California where Laguna Village is located, has created significant demand for local retail, services, restaurants and entertainment. Therefore, the Company continues to pursue the development of Laguna Village based on its belief that this market has an undersupply of entertainment, recreation and food services. With the completion of Phase II, Laguna Village now totals 108,203 square feet and as of December 31, 1997, was 91.5% leased to 10 tenants including United Artist Theatres and 24 Hour Fitness. The Company is currently pursuing the development of Phase III of Laguna Village which, upon completion, will encompass approximately 12,000 square feet of retail space.

     Including Phase III of Laguna Village, the Company has buildout and expansion development opportunities at eight Properties within its current portfolio, representing an aggregate of approximately 90,000 square feet of new retail space. These development opportunities are mainly comprised of outparcel sites. The Company pursues buildout and expansion opportunities when they are substantially pre-leased and after management has considered other factors such as market conditions and retailing trends. The Company is currently undertaking development projects at Winterwood Pavilion, Canyon Ridge Plaza and Country Club Center, which total approximately 32,500 square feet of new space and are scheduled to be completed during 1998. Recently, the Company completed a 3,200 square foot building on an outparcel pad at each of Brookvale Shopping Center and Olympia Square.

     The Company also seeks to maximize the cash flow from its existing portfolio by continuing to enhance the operating performance of each property through its in-house leasing and property management programs. The Company intends to continue to aggressively pursue: (i) the leasing of currently available space; (ii) the renewal or releasing of expiring leases at higher rental rates; and (iii) economies of scale in the management and leasing of properties that may be realized by focusing its acquisition and development activities within its four primary regions. Management believes that maintaining high occupancy rates, the renewal and replacement of tenants and increasing base rents are critical measures of management and leasing performance. Since December 31, 1993, the Company has maintained a year-end portfolio occupancy rate (based on square footage) ranging from 92.8% to 96.1% for the Properties owned at such dates. During the past three years, the Company has renewed or released 1,148,218 square feet involving 369 lease transactions, and base rents per square foot from such leasing activity increased from $11.52 in 1994 to $13.09 in 1995, to $14.74 in 1996 and to $14.81 in 1997.

     The following table sets forth certain summary historical information regarding the Company's leasing activity during the past three years:

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
Number of new and renewed leases signed during period......       148         122          99
Square footage leased during period........................   426,557     439,887     281,774
Base rent per square foot(1)...............................  $  14.81    $  14.74    $  13.09
Tenant improvements per square foot(2).....................  $   3.76    $   2.87    $   3.68
Leasing commissions per square foot(3).....................  $   2.19    $   2.31    $   1.89
Effective rent per square foot(4)..........................  $  13.82    $  13.97    $  11.96

---------------
(1) Equals total base rent, calculated in accordance with GAAP, to be received during the entire term of all lease transactions executed during the respective period, divided by the terms, in months, for such leases, multiplied by 12, and divided by the total GLA under such leases.

(2) Tenant improvements are defined as capital costs incurred by the Company for leasehold improvements including, but not limited to, costs for items such as HVAC, plumbing, electrical upgrades, interior walls, wall finishes, ceiling treatment and floor covering.

(3) Leasing commissions are brokerage commission fees paid by the Company in connection with new leases or lease renewals.

(4) Equals total base rent, calculated in accordance with GAAP, to be receiving during the entire term of all lease transactions executed during the respective period, minus all tenant improvements and leasing commissions from such leases divided by the term, in months, for such leases, multiplied by 12, and divided by the total GLA under such leases.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Offering, are approximately $38.7 million (approximately $44.7 million if the Underwriters' over-allotment option is exercised in full). The Company will also receive an additional $42.3 million in connection with PPD's exercise of its participation rights ($48.6 million if the Underwriters' over-allotment option is exercised in full and PPD exercises its additional participation rights in full). The Company intends to use all of the net proceeds from the Offering and proceeds received from PPD to reduce indebtedness outstanding under the Unsecured Credit Facility which bears interest at LIBOR plus 1.375%, matures in August 2000 and was incurred to fund the Company's acquisition activity. Upon completion of the Offering and the application of the net proceeds, there will be approximately $79.4 million outstanding under the Unsecured Credit Facility with approximately $120.6 million available to fund the Company's future acquisitions. Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. government. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Company's Common Stock began trading on the NYSE on August 8, 1997, under the symbol "PNP." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the NYSE and the distributions paid by the Company.


                   QUARTER ENDED                       HIGH        LOW      DISTRIBUTIONS
                   -------------                     --------    -------    -------------
September 30, 1997 (from August 8, 1997)...........  $  20.75    $ 19.75       $.2128(1)
December 1997......................................  $  22.00    $19.875       $.3625(2)
March 31, 1998.....................................  $22.5625    $21.375       $  .38(3)
June 30, 1998 (through May 12, 1998)...............  $  22.75    $ 21.00           --



     On May 12, 1998, the last reported sales price per share of Common Stock on the NYSE was $21.1875. As of April 8, 1998, the Company had approximately 45 stockholders of record and approximately 2,778 beneficial owners.

---------------
(1) The Company paid a distribution of $.2128 per share of Common Stock on October 31, 1997, to stockholders of record on October 22, 1997, for the period from August 8, 1997 (the first day of trading of the Company's Common Stock on the NYSE) through September 30, 1997, which is approximately equivalent to a quarterly distribution of $.3625 and an annual distribution rate of $1.45 per share of Common Stock.

(2) On December 15, 1997, the Company declared a distribution of $.3625 per share of Common Stock for the fourth quarter of 1997 which was paid on January 19, 1998 to stockholders of record on December 15, 1997.

(3) On March 17, 1998, the Company declared a distribution of $.38 per share of Common Stock for the first quarter of 1998 payable on April 17, 1998 to stockholders of record on March 31, 1998.

     Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain dividends generally will be treated as long-term capital gain. Distributions in excess of the Company's current and accumulated earnings and profits generally will be treated as a non-taxable reduction of the stockholder's basis in the Common Stock to the extent thereof, and thereafter as capital gain. Distributions treated as a non-taxable reduction in basis will generally have the effect of deferring taxation until the sale of a stockholder's Common Stock. The Company determined that for federal tax purposes, approximately $.3938 per share of the $.5753 per share distributions paid with respect to the 1997 tax year represented ordinary dividend income to stockholders. No assurances can be given regarding what percent of future dividends will constitute return of capital for federal income tax purposes. In order to avoid corporate income taxation of the earnings that it distributes, the Company must make annual distributions to stockholders of at least 95% of its REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain), which the Company anticipates will be less than its share of cash available for distribution. Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements. In such a case, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of preferred shares or additional shares of Common Stock.

     Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual Funds from Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Considerations--Taxation of the Company"), economic conditions and such other factors as the Board of Directors deems relevant. See "Risk Factors--Changes in Policies Without Stockholder Approval."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1997 on a historical and an as adjusted basis to give effect to (i) the Property acquisitions completed between December 31, 1997 and March 31, 1998 and related borrowings under the Unsecured Credit Facility; and (ii) completion of the Offering and the sale of 2,000,000 restricted shares to PPD pursuant to the exercise of its participation rights, including the application of the net proceeds therefrom. See "Use of Proceeds." The information set forth in the table should be read in connection with the consolidated financial statements of the Company and notes thereto, the pro forma financial information of the Company and the notes thereto and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" included elsewhere in this Prospectus.



                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS)
Debt:
  Notes payable.............................................   $108,316      $107,612(1)
  Borrowings under Unsecured Credit Facility................     62,450        79,412(2)
                                                               --------      --------
     Total debt.............................................    170,766       187,024
                                                               --------      --------
Equity:
  Preferred Stock, $.01 par value; 30,000,000 shares
     authorized, none issued and outstanding................         --            --
  Common Stock, $.01 par value; 100,000,000 shares
     authorized; 16,814,012 issued and outstanding on a
     historical basis; and 20,814,012(3) issued and
     outstanding on an as adjusted basis....................        168           208
  Paid-in capital in excess of par..........................    395,313       476,253
  Accumulated deficit.......................................    (94,426)      (94,426)
                                                               --------      --------
     Total equity...........................................    301,055       382,035
                                                               --------      --------
          Total capitalization..............................   $471,821      $569,059
                                                               ========      ========


---------------
(1) The Company estimates the debt outstanding upon completion of the Offering will be reduced to $107.6 million due to amortization.

(2) The amount of debt outstanding under the Unsecured Credit Facility immediately prior to the closing date of the Offering is expected to be approximately $160.4 million.


(3) Includes shares of Common Stock issued in the Offering, and 2,000,000 additional restricted shares of Common Stock issued to PPD concurrently with the completion of the Offering pursuant to PPD's exercise of its participation rights. Does not include up to 300,000 shares of Common Stock subject to the Underwriters' over-allotment option, up to 300,000 additional restricted shares to be issued to PPD in the event PPD exercises its additional participation rights upon the Underwriters' exercise of their over-allotment option, and 1,620,000 shares of Common Stock reserved for issuance under the 1997 Stock Option and Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary selected consolidated financial and operating information on a pro forma basis and on a consolidated historical basis for the Company. The following information should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus. The summary selected consolidated historical financial and operating information of the Company at December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, has been derived from the historical consolidated financial statements audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect thereto is included elsewhere in this Prospectus. The summary selected consolidated historical financial and operating information at December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 has been derived from the Company's audited consolidated financial statements.

     The unaudited summary selected pro forma consolidated statement of operations and other data for the year ended December 31, 1997 is presented as if: (i) the Formation Transactions; (ii) the acquisitions of the 1997 Acquisitions and the secured notes receivable; (iii) the acquisitions of the 1988 Acquisitions; (iv) the IPO and the repayment of notes payable with the proceeds of the IPO; and (v) the Offering, the exercise of PPD's participation rights and the repayment of a portion of the Unsecured Credit Facility all had occurred on January 1, 1997. The unaudited summary selected pro forma consolidated balance sheet data as of December 31, 1997, is presented as if: (i) the 1998 Acquisitions; and (ii) the Offering, the exercise of PPD's participation rights and the repayment of a portion of the Unsecured Credit Facility occurred on December 31, 1997. The summary selected pro forma financial information is not necessarily indicative of what the actual financial position or results of the Company would have been as of and for the periods indicated, nor does it purport to represent the Company's future financial position or results of operations.

                      THE COMPANY PRO FORMA AND HISTORICAL
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------
                                                              PRO FORMA                    HISTORICAL(1)
                                                              ---------   -----------------------------------------------
                                                                1997       1997      1996      1995      1994      1993
                                                              ---------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Rental revenue:
  Base rent.................................................   $55,604    $36,839   $28,111   $23,315   $20,967   $20,834
  Percentage rent...........................................       447        278       239       154       192       243
Recoveries from tenants.....................................    11,841      8,042     6,214     5,478     5,473     3,210
Gain on sales of real estate................................        --         --        --       501        --     3,945
Income (loss) from unconsolidated partnerships..............       706        409       109       (32)     (271)     (108)
Other revenue...............................................     1,120        884       432       319       387        --
                                                               -------    -------   -------   -------   -------   -------
Total revenue...............................................    69,718     46,452    35,105    29,735    26,748    28,124
                                                               -------    -------   -------   -------   -------   -------
Property expenses(2)........................................    14,080      9,329     7,365     6,789     7,152     7,450
Depreciation and amortization...............................    12,922      8,928     7,693     6,340     6,129     6,255
Interest expense............................................    15,817     14,057    14,671    12,262    11,405    10,880
General and administrative expenses.........................     4,000      3,923     3,228     3,620     3,729     3,116
Other expenses..............................................       441        687     1,533     1,247     1,592       274
                                                               -------    -------   -------   -------   -------   -------
Income (loss) before income tax expense, minority interest
  and extraordinary item....................................    22,458      9,528       615      (523)   (3,259)      149
Income tax expense..........................................        --        (19)     (122)      (87)       (7)       --
Minority interest...........................................      (249)      (153)      (44)       (5)       50         9
                                                               -------    -------   -------   -------   -------   -------
Income (loss) before extraordinary item.....................   $22,209    $ 9,356   $   449   $  (615)  $(3,216)  $   158
                                                               =======
Extraordinary loss on early extinguishment of debt..........              $(1,043)  $    --   $    --   $    --   $    --
                                                                          -------   -------   -------   -------   -------
Net income (loss)...........................................              $ 8,313   $   449   $  (615)  $(3,216)  $   158
                                                                          =======   =======   =======   =======   =======
Basic net income per share..................................   $  1.07(3) $   .49   $    --   $    --   $    --   $    --
                                                               =======    =======   =======   =======   =======   =======
Diluted net income per share................................   $  1.06(3) $   .49   $    --   $    --   $    --   $    --
                                                               =======    =======   =======   =======   =======   =======



                                                                                      AT DECEMBER 31,
                                                              ----------------------------------------------------------------
                                                              PRO FORMA                      HISTORICAL(1)
                                                              ---------   ----------------------------------------------------
                                                                1997        1997       1996       1995       1994       1993
                                                              ---------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Properties--net of accumulated depreciation and
  amortization..............................................  $553,456    $455,514   $264,017   $251,423   $214,554   $168,280
Total assets................................................   585,162     487,220    293,186    275,690    247,101    190,551
Notes payable...............................................   108,316     108,316    192,915    191,302    160,465    138,181
Line of credit payable......................................    79,412      62,450         --         --         --         --
Total liabilities...........................................   201,606     184,644    229,839    212,984    183,754    142,955
Minority interest...........................................     1,521       1,521      1,539      1,347      1,373       (100)
Total owner's equity........................................        --          --     61,808     61,359     61,974     47,696
Total stockholders' equity..................................   382,035     301,055         --         --         --         --



                                                              PRO FORMA               HISTORICAL(1)
                                                              ---------    ------------------------------------
                                                                1997          1997         1996         1995
                                                              ---------    ----------    ---------    ---------
OTHER DATA:
Funds from Operations(4)....................................  $ 35,135     $   18,288    $   7,733    $   5,290
Cash flows from:
  Operating activities......................................        --     $   15,242    $   6,493    $   5,456
  Investing activities......................................        --     $ (166,276)   $ (18,802)   $ (42,815)
  Financing activities......................................        --     $  142,799    $  14,966    $  26,683
Number of operating Properties (at end of year).............        42             32           19           18
GLA (sq. ft.) (at end of year).............................. 5,674,190      4,532,707    2,794,307    2,737,577
Occupancy of Properties owned (at end of year)..............      96.1%          97.5%        95.8%        95.4%


---------------
(1) See Note 1 to the Company's 1997 and 1996 consolidated financial statements regarding the Company's organization and basis of presentation prior to the IPO.

(2) Property expenses include property operating expenses, property taxes and property management fees.

(3) Calculated as if the pro forma transactions occurred on January 1, 1997.

(4) The White Paper defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management considers Funds from Operations an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. The Company computes Funds from Operations in accordance with standards established by the White Paper. The Company's computation of Funds from Operations may, however, differ from methodology for calculating Funds from Operations utilized by other equity REITs and, therefore, may not be comparable to such other REITs. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion should be read in conjunction with "Selected Consolidated Financial Data" and the consolidated financial statements of Pan Pacific Retail Properties, Inc., and the notes thereto, appearing elsewhere in this Prospectus.

     The Company receives income primarily from rental revenue (including recoveries from tenants) from shopping center properties. As a result of the Company's acquisition and development program, the financial data shows increases in total revenue from period to period, largely attributable to: (i) the Acquired Properties; (ii) a property placed into operation during the period; and (iii) the benefit of a full period of rental and other revenue from a property placed into operation in the preceding period.

     The Company believes that overhead costs as a percentage of revenue will decrease as the Company achieves economies of scale through increases in the revenue base of its portfolio. For example, during the year ended December 31, 1997, the Company owned properties comprising a weighted average GLA of 3,581,000 square feet. Total expenses, excluding interest, depreciation and amortization for the year ended December 31, 1997 were $13,939,000 or $3.89 per square foot. By comparison, during the year ended December 31, 1996, the Company owned properties comprising a weighted average GLA of 2,770,000 square feet. Total expenses, excluding interest, depreciation and amortization, for the year ended December 31, 1996 were $12,126,000 or $4.38 per square foot.

     The Company expects that the more significant part of its revenue growth in the next year or two will come from additional acquisitions and rent increases from re-leasing and re-tenanting initiatives.

RESULTS OF OPERATIONS

  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996.

     Total revenue increased by $11,347,000 or 32.3% to $46,452,000 for the year ended December 31, 1997 as compared to $35,105,000 for the year ended December 31, 1996.

     Rental revenue increased by $8,767,000 or 30.9% to $37,117,000 from $28,350,000 for the year ended December 31, 1997, compared to the year ended December 31, 1996. The increase in rental revenue resulted primarily from the acquisition of the 1997 Acquisitions. In addition, the inclusion in operations of Phase I of Laguna Village in May 1996 and Phase II of Laguna Village in the third quarter of 1997 added to this increase. Rental revenue also increased as a result of increased occupancy levels primarily at Canyon Ridge Plaza, Sahara Pavilion North, Chino Town Square and Tanasbourne Village.

     Recoveries from tenants increased by $1,828,000 or 29.4% to $8,042,000 for the year ended December 31, 1997, as compared to $6,214,000 for the year ended December 31, 1996. This increase resulted primarily from the 1997 Acquisitions. In addition, 1997 included a full period of recoveries for Phase I of Laguna Village. Recoveries from tenants were 87.4% of property operating expenses and property taxes for the year ended December 31, 1997, compared to 85.0% of the same expenses for the same period in 1996.

     Property expenses include property operating expenses, property taxes and property management fees. Property operating expenses increased by $946,000 or 18.7% to $6,016,000 for the year ended December 31, 1997, as compared to $5,070,000 for the year ended December 31, 1996. The increase in property operating expenses was primarily attributable to the 1997 Acquisitions. In addition, 1997 included a full year of property operating expenses for Phase I of Laguna Village and a full quarter of operating expenses for Phase II of Laguna Village. Property taxes increased by $943,000 or 42.0% for the year ended December 31, 1997, compared to the year ended December 31, 1996. The increase in property taxes was primarily the result of the completion of Phase I of Laguna Village in 1996, the transfer of Phase II of Laguna Village to operations at September 30, 1997 and the 1997 Acquisitions.

     Depreciation and amortization increased by $1,235,000 or 16.1% to $8,928,000 for the year ended December 31, 1997, as compared to $7,693,000 for the year ended December 31, 1996. This was primarily due to the completion of Phase I of Laguna Village in May 1996, the completion of Phase II of Laguna Village in September 1997 and the 1997 Acquisitions.

     Interest expense decreased by $614,000 or 4.2% to $14,057,000 for the year ended December 31, 1997, as compared to $14,671,000 for the year ended December 31, 1996, primarily as a result of decreased interest expense relating to the repayment of debt of approximately $134,000,000 in August 1997 in connection with the IPO. This decrease was partially offset by interest expense related to the debt assumed pursuant to the acquisition of Monterey Plaza in April 1997 which was subsequently repaid in August 1997, the interest expense associated with the new Unsecured Credit Facility, the net impact of the December 1996 refinancing of variable rate debt to fixed rate debt and construction loan interest related to the development of Phase I of Laguna Village.

     General and administrative expenses increased by $695,000 or 21.5% to $3,923,000 for the year ended December 31, 1997, as compared to $3,228,000 for the year ended December 31, 1996. This increase was primarily attributable to annual salary increases and costs associated with additional staffing necessitated by the 1997 Acquisitions. Expenses for tax and audit services were also increased as a result of new public reporting requirements. These increases were partially offset by a decrease in the management fee paid to Revenue Properties that is no longer incurred as of the completion of the IPO. As a percentage of total revenue, general and administrative expenses were 8.4% and 9.2% for the years ended December 31, 1997 and 1996, respectively. The Company expects that general and administrative expenses will continue to decrease as a percentage of total revenue in future periods due to economies of scale which the Company anticipates should be realized as additional properties are acquired.

     Other expenses, net, consist primarily of loan guaranty fees and the expensing of due diligence costs for acquisitions that are not completed. Other expenses decreased by $846,000 or 55.2% to $687,000 for the year ended December 31, 1997, as compared to $1,533,000 for the year ended December 31, 1996. The decrease was primarily due to loan guaranty fees paid to Revenue Properties which are no longer being charged as the debt which was guaranteed was paid off in August 1997 in connection with the IPO. This decrease was partially offset by the expensing of due diligence costs in 1997 related to potential acquisitions which were not consummated.

     As part of the Formation Transactions, $134,217,000 of notes payable were repaid. In connection with the early repayment of these notes, an extraordinary loss of $1,043,000 was recorded which includes prepayment penalties and the write off of unamortized financing costs and a loan premium.

     The following table compares the operating data for the properties ("Same Store Properties") that were owned and in operation for the entirety of both years ended December 31, 1997 and 1996:

                                                                 1997          1996
                                                              -----------   -----------
Revenue:
  Rental....................................................  $26,755,000   $26,088,000
  Recoveries from tenants...................................    6,265,000     5,842,000
  Income from unconsolidated partnerships...................      409,000       109,000
  Other.....................................................      458,000       432,000
                                                              -----------   -----------
                                                               33,887,000    32,471,000
Operating expenses:
  Property operating, property taxes and property management
     fees...................................................    6,420,000     6,138,000
                                                              -----------   -----------
Operating income............................................  $27,467,000   $26,333,000
                                                              ===========   ===========

     Operating income for the Same Store Properties for the year ended December 31, 1997 increased over the same period in the prior year by $1,134,000 or 4.3%. This increase was attributable to increased rental revenue resulting from increased occupancy levels primarily at Canyon Ridge Plaza, Cheyenne Commons, Sahara Pavilion North, Chino Town Square and Tanasbourne Village. In addition, there were approximately $153,000 of lease termination fees received at Canyon Ridge Plaza and Sahara Pavilion North in 1997. Property operating expenses for these Same Store Properties increased by $282,000 or 4.6% for the year ended

December 31, 1997, over the same period in the prior year due primarily to increased property tax expense and center enhancement costs such as painting, new awnings, signage and landscaping at Cheyenne Commons as well as increased bad debt expense at Sunset Square.

  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995.

     Total revenue increased by $5,370,000 or 18.1% to $35,105,000 for the year ended December 31, 1996, as compared to $29,735,000 for the year ended December 31, 1995.

     Rental revenue increased $4,881,000 or 20.8% to $28,350,000 for the year ended December 31, 1996, as compared to $23,469,000 for the year ended December 31, 1995. The increase in rental revenue resulted primarily from a full year of rental revenue from Cheyenne Commons, which was acquired in September 1995, the completion of Canyon Ridge in December 1995, the completion of Phase I of Laguna Village in May 1996 and the acquisition of the remaining 98% ownership interest in Laurentian Center effective January 1996.

     Recoveries from tenants increased to $6,214,000 for the year ended December 31, 1996, an increase of $736,000 or 13.4%, as compared to $5,478,000 for the year ended December 31, 1995. This increase resulted principally from a full year of recoveries from tenants of Cheyenne Commons and Canyon Ridge, partial year recoveries from the tenant in Phase I of Laguna Village and the acquisition of the remaining ownership interests in Laurentian Center. Recoveries from tenants for 1996 represent 85.0% of property operating expenses and property taxes as compared to 81.2% for 1995. This increase was due to the sale in 1995 of the Richardson Mall, a mixed use residential property located in Hartford, Connecticut. Increases in vacant space prior to this disposition decreased significantly the rate of recovery of expenses relating to this property.

     The Company recognized a gain of $501,000 in 1995 on the sale of the Richardson Mall. There was no comparable gain in 1996.

     Property expenses include property operating expenses, property taxes and property management fees. Property operating expenses for the year ended December 31, 1996 increased to $5,070,000, an increase of $308,000 or 6.5%, from $4,762,000 for the year ended December 31, 1995. Property taxes increased by $263,000 or 13.3% to $2,244,000 for the year ended December 31, 1996, as compared to $1,981,000 for the year ended December 31, 1995. These increases in property operating expenses and property taxes were primarily the result of a full year of ownership in 1996 of Cheyenne Commons, the completion of Phase I of Laguna Village and Canyon Ridge and their subsequent operations, and the acquisition of the remaining ownership interests in Laurentian Center.

     Depreciation and amortization increased by $1,353,000 or 21.3% to $7,693,000 from $6,340,000 primarily due to the 1996 acquisition and the full year effect of the properties acquired or developed during 1995.

     Interest expense for the year ended December 31, 1996 increased by $2,409,000 or 19.6% to $14,671,000, as compared to $12,262,000 for the year ended December 31, 1995, primarily as a result of the increase in mortgage loans incurred to acquire Cheyenne Commons, to finance the development of Phase I of Laguna Village and Canyon Ridge and the loan assumed in the acquisition of the remaining ownership interests in Laurentian Center. Interest rates on variable rate debt were relatively unchanged for 1996 as compared to 1995.

     General and administrative expenses decreased by $392,000 or 10.8% for the year ended December 31, 1996, compared to the year ended December 31, 1995, primarily due to a reduction in payroll costs related to the relocation of the Company's administrative offices in the spring of 1995. General and administrative expenses as a percentage of total revenue decreased to 9.2% during 1996 from 12.2% during 1995 as the Company was able to utilize its personnel and other overhead costs over a greater revenue base.

     Other expenses, net, consist primarily of loan guaranty fees, miscellaneous income and expenses, and the write off of capitalized leasing commissions and tenant improvements. Other expenses amounted to $1,533,000 for the year ended December 31, 1996, an increase of $286,000 when compared to other expenses of $1,247,000 for the year ended December 31, 1995. The change resulted from (i) reduced interest income and (ii) increased write off of capitalized leasing commissions and tenant improvements in 1996 resulting from lease terminations in that year.

     The following table compares the operating data for Same Store Properties owned and in operation for the entirety of both years ended December 31, 1996 and 1995:

                                                                 1996          1995
                                                              -----------   -----------
Revenue:
  Rental....................................................  $22,094,000   $21,901,000
  Recoveries from tenants...................................    5,139,000     5,223,000
  Income (loss) from uncombined partnerships................      109,000       (32,000)
  Other.....................................................      345,000       305,000
                                                              -----------   -----------
                                                               27,687,000    27,397,000
Operating expenses:
  Property operating, property taxes and property management
     fees...................................................    6,087,000     5,985,000
                                                              -----------   -----------
Operating income............................................  $21,600,000   $21,412,000
                                                              ===========   ===========

     Operating income for the Same Store Properties for the year ended December 31, 1996 increased over the prior year by $188,000. This increase was attributable to increased rental revenue due to increased occupancy levels at Rosewood Village. In addition, a lease termination fee of approximately $171,000 was received at Tanasbourne Village. Also, Winterwood Pavilion had an increase of approximately $56,000 in percentage rent. Operating expenses for these Same Store Properties increased by $102,000 for the year ended December 31, 1996 over the prior year primarily due to an increase in property tax expense of approximately $50,000 at Olympia Square, increased center enhancement costs such as painting, new awnings and signage at Sunset Square of approximately $30,000 and an increase in marketing, landscaping and general maintenance expenses at Sahara Pavilion South of approximately $35,000.

PRO FORMA OPERATING RESULTS

     Comparison of Pro Forma Year Ended December 31, 1997 to Historical Year Ended December 31, 1997.


     On a pro forma basis, consolidated net income would have been $22,209,000 for the year ended December 31, 1997, compared to the historical net income of $8,313,000 for the same period. The $13,896,000 increase in pro forma net income was primarily the result of: (i) income associated with the acquisition of properties and notes receivable in 1997 and 1998 that was assumed to have occurred on January 1, 1997, (ii) a reduction in interest expense based on the effects of using the net proceeds of the IPO and the Offering to repay mortgage debt and a portion of the Unsecured Credit Facility and (iii) the elimination of $1,010,000 in management and loan guarantee fees paid to Revenue Properties. Pro forma revenue increased by $23,266,000 primarily as a result of the properties and notes receivable acquired in 1997 and 1998, while expenses, other than interest, increased by approximately $8,576,000 due to the additional expenses associated with these acquisitions. There was a net increase in pro forma interest expense of $1,760,000 due to interest on debt incurred to fund property acquisitions offset by a reduction in interest expense resulting from the application of the IPO and net Offering proceeds.


FUNDS FROM OPERATIONS

     The White Paper defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management considers Funds from Operations an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. The Company computes Funds from Operations in accordance with standards established by the White Paper. The Company's computation of Funds from Operations may, however, differ from the methodology for calculating Funds from Operations utilized by other equity REITs and, therefore, may not be comparable to such other REITs. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

     The following table presents the Company's actual and pro forma Funds from Operations for the years ended December 31, 1997 and 1996 (see footnote 13 to the consolidated financial statements located elsewhere in this Prospectus):

                                     DECEMBER 31, 1997             DECEMBER 31, 1996
                                 --------------------------    -------------------------
                                   ACTUAL        PRO FORMA       ACTUAL       PRO FORMA
                                 -----------    -----------    ----------    -----------
Net income.....................  $ 8,313,000    $17,537,000    $  449,000    $16,361,000
Add:
  Extraordinary loss...........    1,043,000             --            --             --
  Depreciation and
     amortization..............    8,928,000      9,484,000     7,693,000      8,738,000
  Depreciation of
     unconsolidated
     partnerships..............      208,000        208,000       214,000        214,000
  Depreciation of non-real
     estate corporate assets...     (204,000)      (204,000)     (174,000)      (174,000)
                                 -----------    -----------    ----------    -----------
Funds from Operations..........  $18,288,000    $27,025,000    $8,182,000    $25,139,000
                                 ===========    ===========    ==========    ===========
Weighted average number of
  shares of common stock
  outstanding (assuming
  dilution)....................   16,866,173             --            --             --
Number of shares of common
  stock assumed to be
  outstanding..................           --     16,814,012            --     16,814,012

CASH FLOWS

  Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1996.

     Net cash provided by operating activities increased by $8,749,000 to $15,242,000 for the year ended December 31, 1997, as compared to $6,493,000 for the year ended December 31, 1996. The increase was primarily the result of an increase in net income.

     Net cash used in investing activities increased by $147,474,000 to $166,276,000 for the year ended December 31, 1997, as compared to $18,802,000 for the year ended December 31, 1996. The increase was primarily the result of additions to properties for the 1997 Acquisitions. The increase was also attributable to contributions to unconsolidated partnerships. In the comparable period in 1996, the use of cash for investing activities was primarily for the purpose of acquiring the remaining ownership interests in Laurentian Center and additions to property under development.

     Net cash provided by financing activities increased by $127,833,000 to $142,799,000 for the year ended December 31, 1997, as compared to $14,966,000 for the year ended December 31, 1996. The increase resulted from amounts drawn on the Unsecured Credit Facility, net proceeds of the IPO including the full exercise of the Underwriters' over-allotment option and increases in advances from Revenue Properties (see footnote 1 to the consolidated financial statements located elsewhere in this Prospectus) prior to the IPO for certain of the 1997 Acquisitions. These increases were partially offset by notes payable payments reflecting the paydown of a significant amount of portfolio debt in connection with the IPO.

  Comparison of the Year Ended December 31, 1996 to the Year Ended December 31, 1995.

     Net cash provided by operating activities increased by $1,037,000 to $6,493,000 for the year ended December 31, 1996, as compared to $5,456,000 for the year ended December 31, 1995. The increase was primarily the result of an increase in net income, an increase in accrued expenses and other liabilities and a decrease in restricted cash. These increases were partially offset by a decrease in accounts payable and an increase in accrued rent receivable.

     Net cash used in investing activities decreased by $24,013,000 to $18,802,000 for the year ended December 31, 1996, as compared to $42,815,000 for the year ended December 31, 1995. The decrease was primarily the result of the acquisition of Cheyenne Commons in 1995 for approximately $36,000,000, partially offset by the acquisition of the remaining ownership interests in Laurentian Center, increased construction activity at Phase I of Laguna Village, and the collection of notes receivable in 1996.

     Net cash provided by financing activities decreased by $11,717,000 to $14,966,000 for the year ended December 31, 1996, as compared to $26,683,000 for the year ended December 31, 1995. The decrease was primarily the result of a reduction in the indebtedness incurred in 1996, partially offset by an increase in amounts advanced from Revenue Properties in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company believes the IPO and the Formation Transactions that were completed in August 1997 improved its financial position through changes to its capital structure, principally the substantial reduction in its overall debt and its debt-to-equity ratio. In connection with the Formation Transactions, the Company repaid all of its existing floating rate mortgage debt. As a result, the total principal amount of outstanding secured debt after the Formation Transactions and the acquisition of Green Valley Town & Country was reduced by approximately $146,000,000. This will result in a significant reduction in interest expense as a percentage of total revenue (18.5% on a pro forma basis for the year ended December 31, 1997 as compared to 30.3% actual for the year ended December 31, 1997). Thus, cash from operations required to fund debt service requirements will decrease substantially.

     The total market capitalization of the Company at December 31, 1997, was approximately $530,166,000, based on the market closing price at December 31, 1997 of $21.375 per share and the debt outstanding of approximately $170,766,000 (exclusive of accounts payable and accrued expenses). As a result, the Company's debt to total market capitalization ratio was approximately 0.322 at December 31, 1997. The Company believes that its low leverage capital structure combined with its Unsecured Credit Facility enhances the Company's ability to take advantage of acquisition opportunities as well as to provide funds for general corporate purposes.

     The Company had approximately $87,550,000 available under the then $150,000,000 Unsecured Credit Facility at December 31, 1997. The initial borrowing under the Unsecured Credit Facility of $13,600,000 occurred when the Rainbow Promenade asset was acquired on September 9, 1997 for approximately $31,300,000. The balance of the purchase price was funded with available cash provided by operations and the net proceeds from the full exercise of the underwriters' over-allotment option in connection with the IPO. Subsequent borrowings were made under the Unsecured Credit Facility in November and December 1997 for the acquisitions of six additional properties. At the Company's option, amounts borrowed under the Unsecured Credit Facility during this period accrued interest at either LIBOR plus 1.50% or a reference rate. The weighted average interest rate at December 31, 1997 was 7.68%. In March 1998, the Company obtained an increase to the Unsecured Credit Facility from $150,000,000 to $200,000,000 and a reduction in the borrowing rate thereunder to LIBOR plus 1.375% (which rate spread is reduced to 1.25% for as long as the Company's debt-to-book value ratio is .30 or below). The Company anticipates that the Unsecured Credit Facility will continue to be used primarily to acquire additional properties and for general corporate purposes.

     The Company's mortgage indebtedness outstanding at December 31, 1997 requires balloon payments of $88,888,000 in 2000, $4,004,000 in 2004, $7,395,000
in 2005, $52,748,000 in 2007 and $2,697,000 in 2008 and subsequent years. The balloon payment due in the year 2000 includes the balance drawn on the Unsecured Credit Facility at December 31, 1997 of $62,450,000. It is likely that the Company will not have sufficient funds on hand to repay these balloon amounts at maturity. Therefore, the Company expects to refinance such debt either through additional debt financings secured by individual properties or groups of properties, by unsecured private or public debt offerings or by additional equity offerings. The Unsecured Credit Facility, which matures in August 2000, is renewable.

     The Company expects to make distributions from cash available for distributions, which the Company believes will exceed historical cash available for distributions due to the reduction in debt service resulting from the repayment of indebtedness described above. Amounts accumulated for distribution will be invested by the Company primarily in short-term investments such as collateralized securities of the United States government or its agencies, high-grade commercial paper and bank deposits or will be used to pay down outstanding balances on the Unsecured Credit Facility, if any. On October 6, 1997, the Board of Directors of the Company declared the first dividend of $.2128 per share paid on October 31, 1997 to stockholders of record on October 22, 1997. The dividend was for the prorated period from August 8, 1997 to September 30,

1997 and is equivalent to a quarterly distribution rate of $.3625 per share. On December 5, 1997, the Board of Directors of the Company declared a dividend of $.3625 per share for the fourth quarter 1997 paid on January 19, 1998 to stockholders of record on December 29, 1997.

     The Company expects to meet its short-term liquidity requirements generally through its current working capital and net cash provided by operations. The Company believes that its net cash provided by operations will be sufficient to allow the Company to make the distributions necessary to enable the Company to continue to qualify as a REIT. The Company also believes that the foregoing sources of liquidity will be sufficient to fund its short-term liquidity needs for the foreseeable future.

     The Company expects to meet certain long-term liquidity requirements such as property acquisition and development, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness and the issuance of additional equity or debt securities. The Company also expects to use funds available under the Unsecured Credit Facility to finance acquisition and development activities and capital improvements on an interim basis.

INFLATION

     Substantially all of the leases provide for the recovery of real estate taxes and operating expenses incurred by the Company. In addition, many of the leases provide for fixed base rent increases or indexed escalations (based on the consumer price index or other measures) and percentage rent. The Company believes that inflationary increases in expenses will be substantially offset by the expense reimbursements, contractual rent increases and percentage rent described above.

     The Unsecured Credit Facility bears interest at a variable rate, which will be influenced by changes in short-term interest rates, and will be sensitive to inflation.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT ADOPTED BY THE COMPANY

     In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), was issued and is effective for fiscal years beginning after December 15, 1997. This statement requires companies to classify items of other comprehensive income by their nature in an income statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

     Also in June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), was issued and is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for segment reporting in the financial statements.

     In February 1998, Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Retirement Benefits" ("SFAS No. 132"), was issued and is effective for fiscal years beginning after December 15, 1997. This statement standardizes disclosure requirements for pensions and other post retirement benefits. It does not change the measurement or recognition provisions for those benefit plans.

     On March 19, 1998, the Financial Accounting Standards Board's Emerging Issues Task Force reached a consensus on Issue No. 97-11, "Accounting for Internal Costs Relating to Real Estate Property Acquisitions" ("EITF 97-11"). EITF 97-11 states that internal costs of preacquisition activities incurred in connection with the acquisition of an operating property should be expensed as incurred. EITF 97-11 is to be implemented on a prospective basis effective on the date the consensus was reached.

     The Company anticipates that the adoption of SFAS Nos. 130, 131 and 132 will not have a material effect on the financial position, results of operations or liquidity of the Company, nor result in disclosures that will be materially different from those presently included in its financial statements. The Company has not yet determined the effect that EITF 97-11 will have on its financial position, results of operations or liquidity.

                            BUSINESS AND PROPERTIES

THE PROPERTIES

     The following table sets forth certain information regarding each of the
Properties:

                                                                                                         ANNUALIZED BASE RENT
                                                                                                         IN PLACE AT 12/31/97
                                                           GLA                                          -----------------------
                              YEAR BUILT/   ----------------------------------                TOTAL
                               RENOVATED                                            %       NUMBER OF   ANNUALIZED   ANN. BASE
                              -----------                RETAILER                 LEASED     TENANTS       BASE        RENT/
                                 YEAR         OWNED       OWNED        TOTAL      AS OF       AS OF        RENT      LEASED SQ.
    PROPERTY AND LOCATION      ACQUIRED     (SQ. FT.)   (SQ. FT.)    (SQ. FT.)   12/31/97   12/31/97      ($)(1)       FT.(2)
    ---------------------     -----------   ---------   ----------   ---------   --------   ---------   ----------   ----------
NORTHERN CALIFORNIA
 Chico Crossroads             1988/1994       267,735         --       267,735    100.0         18      2,045,405       7.64
                              ----------
   Chico, CA                     1997
 Monterey Plaza                  1990         183,180     49,500       232,680     98.1         29      2,546,092      14.17
                                 ----
   San Jose, CA                  1997
 Manteca Marketplace          1972/1988       172,435         --       172,435     85.1         18      1,500,920      10.22
                              ----------
   Manteca, CA                   1998
 Brookvale Shopping Center    1968/1989       128,224         --       128,224     96.6         16      1,089,793       8.80
                              ----------
   Fremont, CA                   1997
 Laguna Village               1996/1997       108,203         --       108,203     91.5         10      1,659,031      16.75
                              ----------
   Sacramento, CA                (5)
 Lakewood Shopping Center        1988         107,769         --       107,769     93.9         25        947,854       9.37
                                 ----
   Windsor, CA                   1997
 Fairmont Shopping Center        1988         104,281         --       104,281     98.2         28      1,161,191      11.34
                                 ----
   Pacifica, CA                  1997
 Creekside Center                1968          80,911         --        80,911     98.2         17        662,580       8.34
                                 ----
   Hayward, CA                   1998
 Rosewood Village                1988          50,248         --        50,248     95.8         19        745,697      15.49
                                 ----         -------   --------       -------               -----      ---------
   Santa Rosa, CA                (6)
TOTAL/WEIGHTED AVERAGE                      1,202,986     49,500     1,252,486     95.5        180      12,358,563     10.76
                                              -------   --------       -------               -----      ---------

SOUTHERN CALIFORNIA
 Chino Town Square(7)            1987         337,001    188,060       525,061     99.3         53      4,482,399      13.40
                                 ----
   Chino, CA                     (6)
 San Dimas Marketplace        1996/1997       154,020    117,000       271,020     90.4         20      2,065,485      14.84
                              ----------
   San Dimas, CA                 1998
 Melrose Village Plaza(7)        1990         132,674         --       132,674     89.4         27      1,322,585      11.14
                              ----------
   Vista, CA                     (6)
 Tustin Heights Shopping      1983/1992       131,518         --       131,518     91.0         15      1,411,996      11.79
   Center
                              ----------
   Tustin, CA                    1997
 Laurentian Center               1988          97,131         --        97,131     98.7         24      1,176,423      12.28
                                 ----
   Ontario, CA                   (5)
 Palmdale Shopping Center        1975          81,050         --        81,050    100.0         14        505,317       6.23
                                 ----
   Palmdale, CA                  1997
 Vineyard Village East           1992          45,200         --        45,200    100.0          4        366,946       8.12
                                 ----
   Ontario, CA                   (5)
 Foothill Center                 1990          19,636         --        19,636     44.0          5         92,429      10.70
                                 ----
   Rialto, CA                    1997
 Arlington Courtyard             1991          12,221         --        12,221     82.8          4        124,129      12.27
                                 ----         -------   --------       -------               -----      ---------
   Riverside, CA                 (6)
TOTAL/WEIGHTED AVERAGE                      1,010,451    305,060     1,315,511     94.3        166      11,547,709     12.12
                                              -------   --------       -------               -----      ---------
TOTAL CALIFORNIA                            2,213,437    354,560     2,567,997     94.9        346      23,906,272     11.38
                                              -------   --------       -------               -----      ---------

PACIFIC NORTHWEST
 Sunset Square                   1989         352,523     11,943       364,466     97.5         39      2,678,815       7.79
                                 ----
   Bellingham, WA                (6)
 Milwaukie Marketplace           1989         185,859     10,323       196,182     93.8         24      1,545,790       9.14
                                 ----
   Milwaukie, OR                 1998
 Tanasbourne Village             1990         210,692      1,209       211,901    100.0         40      2,576,071      12.23
                                 ----
   Hillsboro, OR                 (6)
 Bear Creek Plaza             1977/1996       183,998         --       183,998     96.3         24      1,206,753       6.81
                              ----------
   Medford, OR                   1998
 Olympia Square                  1988         167,721         --       167,721     95.3         37      1,938,000      12.12
                                 ----
   Olympia, WA                   (6)


    PROPERTY AND LOCATION             MAJOR RETAILERS
    ---------------------      -----------------------------
NORTHERN CALIFORNIA
 Chico Crossroads              HomeBase, Food-4-Less,
   Chico, CA                   Barnes & Noble, Office Depot
 Monterey Plaza                Walmart, Lucky Stores(4),
   San Jose, CA                Walgreens
 Manteca Marketplace           Save Mart Supermarket, Rite
   Manteca, CA                 Aid, Sears, Stadium 10
                               Cinemas
 Brookvale Shopping Center     Lucky Stores, Longs Drugs
   Fremont, CA
 Laguna Village                United Artists Theatres, 24
   Sacramento, CA              Hour Fitness
 Lakewood Shopping Center      Raley's Supermarket,
   Windsor, CA                 U.S. Postal Service
 Fairmont Shopping Center      Lucky Stores, Rite Aid
   Pacifica, CA
 Creekside Center              Lucky Stores, Longs Drugs
   Hayward, CA
 Rosewood Village              Lad's Supermarket, Bradley
   Santa Rosa, CA              Video
TOTAL/WEIGHTED AVERAGE
SOUTHERN CALIFORNIA
 Chino Town Square(7)          Target(4), Wal-Mart,
   Chino, CA                   Mervyn's(4), Nordstrom's
                               Rack, AMC Theatres
 San Dimas Marketplace         Target(4), Office Max,
   San Dimas, CA               Ross Stores, Petco, Trader
                               Joe's, Super Crown Books
 Melrose Village Plaza(7)      Lucky Stores, Savon Drugs
   Vista, CA
 Tustin Heights Shopping       Ralph's, Longs Drugs,
   Center
   Tustin, CA                  Michael's Arts & Crafts
 Laurentian Center             Pep Boys, 24 Hour Fitness
   Ontario, CA
 Palmdale Shopping Center      Smart & Final, Rite Aid,
   Palmdale, CA                Pic N Save
 Vineyard Village East         Sears, Dunn Edwards
   Ontario, CA
 Foothill Center               PIP Printing
   Rialto, CA
 Arlington Courtyard           Harvest Christian Bookstore
   Riverside, CA
TOTAL/WEIGHTED AVERAGE
TOTAL CALIFORNIA
PACIFIC NORTHWEST
 Sunset Square                 Kmart, Ennen's Food,
   Bellingham, WA              Fabricland, Rite Aid
 Milwaukie Marketplace         Albertson's, Rite Aid,
   Milwaukie, OR               Jo-Ann Fabrics
 Tanasbourne Village           Safeway, Rite Aid, Jo-Ann
   Hillsboro, OR               Fabrics, Pier 1 Imports
 Bear Creek Plaza              Albertson's, Bi-Mart Drugs,
   Medford, OR                 T.J. Maxx, Value Village
 Olympia Square                Albertson's, Ross Dress for
                               Less
   Olympia, WA

                                                                                                         ANNUALIZED BASE RENT
                                                                                                         IN PLACE AT 12/31/97
                                                           GLA                                          -----------------------
                              YEAR BUILT/   ----------------------------------                TOTAL
                               RENOVATED                                            %       NUMBER OF   ANNUALIZED   ANN. BASE
                              -----------                RETAILER                 LEASED     TENANTS       BASE        RENT/
                                 YEAR         OWNED       OWNED        TOTAL      AS OF       AS OF        RENT      LEASED SQ.
    PROPERTY AND LOCATION      ACQUIRED     (SQ. FT.)   (SQ. FT.)    (SQ. FT.)   12/31/97   12/31/97      ($)(1)       FT.(2)
    ---------------------     -----------   ---------   ----------   ---------   --------   ---------   ----------   ----------
 Tacoma Central               1987/1994       134,868    165,519       300,387     98.5         20      2,059,654      15.50
   Tacoma, WA                    1997

 Powell Valley Junction          1990         100,583         --       100,583     93.1          6        770,627       8.23
   Gresham, OR                   1998

 Pioneer Plaza                   1988          96,027         --        96,027     96.4         21        803,132       8.68
   Springfield, OR               1998

 Claremont Village            1955/1994        88,706         --        88,706     95.6         12      1,156,276      13.63
   Everett, WA                   1997

 Canyon Ridge Plaza              1995          81,678    181,300       262,978     92.7         14        778,924      10.29
   Kent, WA                      (5)

 Olympia West Center          1980/1995        69,212      3,800        73,012    100.0          6      1,254,611      18.13
   Olympia, WA                   1997

 Panther Lake Shopping Center 1989/1998        69,090     44,237       113,327     89.7         18        773,248      12.48
   Kent, WA                      1998

 Shute Park Plaza                1989          58,560         --        58,560     79.5         18        459,733       9.70
   Hillsboro, OR                 1998

 24 Hour Fitness(3)           1989/1998        40,000         --        40,000    100.0          1        432,919      10.82
   Hillsboro, OR                 1998
                                            ---------   --------     ---------               -----     ----------
TOTAL/WEIGHTED AVERAGE                      1,839,517    418,331     2,257,848     95.6        280     18,434,553      10.48
                                            ---------   --------     ---------               -----     ----------

LAS VEGAS, NV
 Cheyenne Commons                1992         362,758         --       362,758     99.1         44      4,144,920      11.53
   Las Vegas, NV                 1995

 Sahara Pavilion North           1989         333,679         --       333,679     96.7         67      4,074,865      12.62
   Las Vegas, NV                 (6)

 Rainbow Promenade               1995         228,279         --       228,279     99.0         25      3,210,448      14.21
   Las Vegas, NV                 1997

 Sahara Pavilion South           1990         160,682         --       160,682     98.7         22      2,197,275      13.86
   Las Vegas, NV                 (6)

 Green Valley Town & Country     1990         130,722         --       130,722    100.0         37      1,759,456      13.46
   Las Vegas, NV                 1997

 Winterwood Pavilion             1990         127,975         --       127,975     94.8         23      1,050,119       8.66
   Las Vegas, NV                 (6)
                                            ---------   --------     ---------               -----     ----------
TOTAL/WEIGHTED AVERAGE                      1,344,095         --     1,344,095     98.1        218     16,437,083      12.46
                                            ---------   --------     ---------               -----     ----------

OTHER
 Maysville Marketsquare       1991/1993       126,507     89,612       216,119    100.0         19        873,003       6.90
   Maysville, KY                 (6)

 Ocoee Plaza                     1990          52,242         --        52,242     89.6         11        331,083       7.07
   Ocoee, FL                     (6)

 Sports Unlimited                1990          51,542     40,000        91,542    100.0         13        614,805      11.93
   Memphis, TN                   (6)

 Country Club Center             1988          46,850     63,000       109,850    100.0         17        563,172      12.02
   Albuquerque, NM               (6)
                                            ---------   --------     ---------               -----     ----------
TOTAL/WEIGHTED AVERAGE                        277,141    192,612       469,753     98.0         60      2,382,063       8.77
                                            ---------   --------     ---------               -----     ----------
PORTFOLIO TOTAL/
 WEIGHTED AVERAGE                           5,674,190    965,503     6,639,693     96.1        904     61,159,971      11.22
                                            =========   ========     =========               =====     ==========


    PROPERTY AND LOCATION             MAJOR RETAILERS
    ---------------------      -----------------------------
 Tacoma Central                Target(4), Top Food & Drugs(4),
   Tacoma, WA                  Office Depot, T.J. Maxx,
                               Cineplex Odeon

 Powell Valley Junction        Food 4 Less, Cascade Athletic
   Gresham, OR                 Club

 Pioneer Plaza                 Safeway Food & Drugs
   Springfield, OR

 Claremont Village             QFC Supermarket
   Everett, WA

 Canyon Ridge Plaza            Target(4), Top Food &
   Kent, WA                    Drug(4), Ross Dress for Less

 Olympia West Center           Barnes & Noble, Good Guys,
   Olympia, WA                 Petco

 Panther Lake Shopping Center  Albertson's(4), Rite Aid
   Kent, WA

 Shute Park Plaza              True Value Hardware
   Hillsboro, OR

 24 Hour Fitness(3)            24 Hour Fitness
   Hillsboro, OR

LAS VEGAS, NV
 Cheyenne Commons              Wal-Mart, 24 Hour Fitness,
   Las Vegas, NV               Ross Dress for Less

 Sahara Pavilion North         Von's, Longs Drugs, T.J.
   Las Vegas, NV               Maxx, Shepler's, Border Books

 Rainbow Promenade             United Artists Theatres, Linen N'
   Las Vegas, NV               Things, Office Max, Cost Plus

 Sahara Pavilion South         Sports Authority, Office Max,
   Las Vegas, NV               Michael's Arts and Crafts

 Green Valley Town & Country   Lucky/Savon Superstore
   Las Vegas, NV

 Winterwood Pavilion           Von's, Heilig-Meyers
   Las Vegas, NV               Furniture

OTHER
 Maysville Marketsquare        Walmart(4), Kroger
   Maysville, KY               Company

 Ocoee Plaza                   Food Lion, Rite Aid,
   Ocoee, FL                   Family Dollar

 Sports Unlimited              Sports Unlimited(4), Rich-
   Memphis, TN                 Well Bedding Co., Hancock
                               Fabrics

 Country Club Center           Furr's Foods(4)
   Albuquerque, NM

---------------
(1) Annualized Base Rent for all leases in place in which tenants are in occupancy at December 31, 1997, calculated as follows: total base rent, calculated in accordance with generally accepted accounting principles ("GAAP"), to be received during the entire term of each lease, divided by the terms in months of such leases, multiplied by 12.
(2) Annualized Base Rent divided by the GLA leased at December 31, 1997.
(3) Property which the Company acquired after December 31, 1997. Occupancy is based upon an executed lease with 24 Hour Fitness which was signed in April 1998.
(4) Retailers that own their buildings.
(5) Property was developed by the Company or its management.
(6) Property was part of the portfolio acquired in 1992 with Revenue Properties' acquisition of PPDC.
(7) The Company owns a 91% interest in Chino Town Square and a 50% interest in Melrose Village Plaza. Table reflects 100% of Property data.

NATIONAL, REGIONAL AND LOCAL TENANT SUMMARY

     The following table sets forth certain information regarding the Company's national, regional and local tenants at each Property as of December 31, 1997:

                                                NATIONAL TENANTS(1)         REGIONAL TENANTS(1)          LOCAL TENANTS(1)
                                             -------------------------   -------------------------   -------------------------
                                                              % OF                        % OF                        % OF
                                                % OF        PROPERTY        % OF        PROPERTY        % OF        PROPERTY
                                              PROPERTY        ANN.        PROPERTY        ANN.        PROPERTY        ANN.
                 PROPERTY                    LEASED GLA   BASE RENT(2)   LEASED GLA   BASE RENT(2)   LEASED GLA   BASE RENT(2)
                 --------                    ----------   ------------   ----------   ------------   ----------   ------------
NORTHERN CALIFORNIA
  Chico Crossroads.........................     98.62         97.67           --            --           1.38          2.33
  Monterey Plaza...........................     78.86         64.11         1.66          3.02          19.48         32.87
  Manteca Marketplace......................     30.80         28.04        59.42         58.30           9.78         13.66
  Brookvale Shopping Center................     88.46         78.31           --            --          11.54         21.69
  Laguna Village...........................     85.10         82.98         4.34          5.25          10.56         11.78
  Lakewood Shopping Center.................     82.46         72.69         2.10          4.14          15.44         23.17
  Fairmont Shopping Center.................     62.37         44.59           --            --          37.63         55.41
  Creekside Center.........................     76.90         58.64           --            --          23.10         41.36
  Rosewood Village.........................      9.97         14.68        43.02         35.54          47.01         49.78
WEIGHTED AVERAGE...........................     74.72         64.62        10.22         10.87          15.06         24.51
SOUTHERN CALIFORNIA
  Chino Town Square........................     82.61         75.65         6.22          9.33          11.17         15.02
  San Dimas Marketplace....................     90.75         87.10         1.85          2.39           7.40         10.51
  Melrose Village Plaza....................     79.43         72.36         1.13          1.56          19.44         26.08
  Tustin Heights Shopping Center...........     82.37         70.49         6.31          7.38          11.33         22.13
  Laurentian Center........................     47.94         47.27        21.06         19.34          31.00         33.39
  Palmdale Shopping Center.................     85.74         69.99           --            --          14.26         30.01
  Vineyard Village East....................     57.52         42.51        42.48         57.49             --            --
  Foothill Center..........................        --            --           --            --         100.00        100.00
  Arlington Courtyard......................     12.12         21.27        50.89         37.44          36.99         41.29
WEIGHTED AVERAGE...........................     77.46         71.31         8.06          9.33          14.48         19.36
PACIFIC NORTHWEST
  Sunset Square............................     63.77         48.98        29.42         39.33           6.81         11.69
  Milwaukie Marketplace....................     73.62         51.91         2.31          7.72          24.07         40.37
  Tanasbourne Village......................     62.85         51.91        11.84         17.69          25.32         30.40
  Bear Creek Plaza.........................     83.00         72.12         8.17         11.68           8.83         16.20
  Olympia Square...........................     74.02         64.06        14.17         21.25          11.80         14.70
  Tacoma Central...........................     67.76         50.47        25.92         41.91           6.32          7.62
  Powell Valley Junction...................     64.11         61.29           --            --          35.89         38.71
  Panther Lake Shopping Center.............     58.33         48.17         8.88          8.90          32.79         42.93
  Pioneer Plaza............................     18.18         17.79        14.14         23.71          67.68         58.50
  Claremont Village........................     69.08         72.13         4.91          5.39          26.01         22.48
  Canyon Ridge Plaza.......................     82.39         80.45        11.01         11.95           6.60          7.60
  Olympia West Center......................     71.95         75.13        28.05         24.87             --            --
  Shute Park Plaza.........................     34.40         28.67        18.75         25.96          46.85         45.37
  24 Hour Fitness..........................    100.00        100.00           --            --             --            --
WEIGHTED AVERAGE...........................     66.62         57.28        14.84         21.11          18.55         21.62
LAS VEGAS, NEVADA
  Cheyenne Commons.........................     89.76         81.68         0.69          1.47           9.55         16.84
  Sahara Pavilion North....................     70.18         58.61        10.82         12.02          19.00         29.37
  Rainbow Promenade........................     90.98         85.30         1.77          3.15           7.25         11.55
  Sahara Pavilion South....................     80.76         75.38         6.43          7.32          12.82         17.29
  Green Valley Town & Country..............     49.09         37.30         3.59          5.43          47.33         57.27
  Winterwood Pavilion......................     69.43         59.71        13.85         10.05          16.72         30.24
WEIGHTED AVERAGE...........................     78.19         69.67         5.54          6.17          16.27         24.16
OTHER
  Maysville Marketsquare...................     88.81         86.63         4.11          4.30           7.08          9.07
  Ocoee Plaza..............................     86.44         84.57           --            --          13.56         15.43
  Sports Unlimited.........................     38.44         38.72        32.47         33.79          29.09         27.49
  County Club Center.......................     28.07         44.38         6.40          6.72          65.53         48.90
WEIGHTED AVERAGE...........................     68.37         63.99         9.18         11.88          22.45         24.13
PORTFOLIO WEIGHTED AVERAGE.................     73.11         65.00        10.15         12.44          16.74         22.56

---------------
(1) The Company defines national tenants as any tenant that operates in at least four metropolitan areas located in more than one region (i.e. northwest, northeast, midwest, southwest or southeast); regional tenants as any tenant that operates in two or more metropolitan areas located within the same region; local tenants as any tenant that operates stores only within the same metropolitan area as the shopping center.

(2) Annualized Base Rent for all leases in place at December 31, 1997 calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

ANCHOR, NON-ANCHOR TENANT SUMMARY

     The following table sets forth certain information regarding anchor and non-anchor tenants at each Property as of December 31, 1997:

                                                                  ANCHOR TENANTS(1)         NON-ANCHOR TENANTS(1)
                                                              -------------------------   -------------------------
                                                                               % OF                        % OF
                                                                 % OF        PROPERTY        % OF        PROPERTY
                                                               PROPERTY        ANN.        PROPERTY        ANN.
                          PROPERTY                            LEASED GLA   BASE RENT(2)   LEASED GLA   BASE RENT(2)
                          --------                            ----------   ------------   ----------   ------------
NORTHERN CALIFORNIA
  Chico Crossroads..........................................     85.18         75.86         14.82         24.14
  Monterey Plaza............................................     56.48         29.90         43.52         70.10
  Manteca Marketplace.......................................     65.74         59.87         34.26         40.13
  Brookvale Shopping Center.................................     75.74         49.93         24.26         50.07
  Laguna Village............................................     84.05         81.89         15.95         18.11
  Lakewood Shopping Center..................................     55.82         35.79         44.18         64.21
  Fairmont Shopping Center..................................     51.02         28.31         48.98         71.69
  Creekside Center..........................................     66.24         27.92         33.76         72.08
  Rosewood Village..........................................        --            --        100.00        100.00
WEIGHTED AVERAGE............................................     66.57         48.28         33.43         51.72
SOUTHERN CALIFORNIA
  Chino Town Square.........................................     61.48         52.58         38.52         47.42
  San Dimas Marketplace.....................................     51.88         43.66         48.12         56.34
  Melrose Village Plaza.....................................     58.12         44.50         41.88         55.50
  Tustin Heights Shopping Center............................     68.50         46.97         31.50         53.03
  Laurentian Center.........................................     37.98         32.61         62.02         67.39
  Palmdale Shopping Center..................................     75.79         47.63         24.21         52.37
  Vineyard Village East.....................................     57.52         42.51         42.48         57.49
  Foothill Center...........................................        --            --        100.00        100.00
  Arlington Courtyard.......................................        --            --        100.00        100.00
WEIGHTED AVERAGE............................................     58.00         45.82         42.00         54.18
PACIFIC NORTHWEST
  Sunset Square.............................................     75.21         55.27         24.79         44.73
  Milwaukie Marketplace.....................................     53.54         31.04         46.46         68.96
  Tanasbourne Village.......................................     47.68         31.19         52.32         68.81
  Bear Creek................................................     70.39         51.88         29.61         48.12
  Olympia Square............................................     47.56         31.69         52.44         68.31
  Tacoma Central............................................     66.34         62.51         33.66         37.49
  Powell Valley Junction....................................     87.22         78.91         12.78         21.09
  Panther Lake Shopping Center..............................     37.73         21.90         62.27         78.10
  Pioneer Plaza.............................................     50.81         38.18         49.19         61.82
  Claremont Village.........................................     46.68         46.75         53.32         53.25
  Canyon Ridge Plaza........................................     35.94         23.97         64.06         76.03
  Olympia West Center.......................................     56.65         61.20         43.35         38.80
  Shute Park Plaza..........................................        --            --        100.00        100.00
  24 Hour Fitness...........................................    100.00        100.00            --            --
WEIGHTED AVERAGE............................................     58.93         45.04         41.07         54.96
LAS VEGAS, NEVADA
  Cheyenne Commons..........................................     68.16         47.07         31.84         52.93
  Sahara Pavilion North.....................................     49.83         31.16         50.17         68.84
  Rainbow Promenade.........................................     65.78         56.62         34.22         43.38
  Sahara Pavilion South.....................................     59.51         39.50         40.49         60.50
  Green Valley Town & Country...............................     37.56         21.46         62.44         78.54
  Winterwood Pavilion.......................................     55.90         34.14         44.10         65.86
WEIGHTED AVERAGE............................................     58.07         40.41         41.93         59.59
OTHER
  Maysville Marketsquare....................................     62.72         57.58         37.28         42.42
  Ocoee Plaza...............................................     53.42         51.35         46.58         48.65
  Sports Unlimited..........................................     29.56         31.02         70.44         68.98
  County Club Center........................................        --            --        100.00        100.00
WEIGHTED AVERAGE............................................     44.01         36.24         55.99         63.76
PORTFOLIO WEIGHTED AVERAGE..................................     60.24         44.72         39.76         55.28

---------------
(1) The Company defines anchor tenants as tenants which lease 15,000 square feet or more and non-anchor tenants as tenants which lease fewer than 15,000 square feet.

(2) Annualized Base Rent for all leases in place at December 31, 1997 calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

LEASE EXPIRATIONS

     The following schedules set forth certain information regarding lease expirations for the Properties for each of ten years beginning with 1998, assuming that none of the tenants exercises renewal options or termination rights:

                                   ALL LEASES


                                                              SQUARE                    ANNUALIZED BASE RENT IN PLACE AT 12/31/97
                                                   NUMBER     FOOTAGE                   -----------------------------------------
                                     LEASE           OF        UNDER      % OF TOTAL    TOTAL ANN.      % OF TOTAL        ANN.
                                   EXPIRATION      LEASES    EXPIRING     PORTFOLIO        BASE       PORTFOLIO ANN.   BASE RENT/
             YEAR                     YEAR        EXPIRING    LEASES     EXPIRING GLA     RENT(1)       BASE RENT      SQ. FT.(2)
             ----                --------------   --------   ---------   ------------   -----------   --------------   ----------
 1.............................  1998               115        309,906        5.7       $ 3,698,204         6.0          $11.93
 2.............................  1999               122        456,747        8.4         4,262,788         7.0            9.33
 3.............................  2000               168        449,412        8.2         6,271,137        10.3           13.95
 4.............................  2001               117        353,450        6.5         4,861,198         7.9           13.75
 5.............................  2002               145        487,370        8.9         6,426,368        10.5           13.19
 6.............................  2003                50        290,377        5.3         3,149,249         5.2           10.85
 7.............................  2004                18        128,684        2.4         1,491,437         2.4           11.59
 8.............................  2005                26        224,921        4.1         2,563,450         4.2           11.40
 9.............................  2006                25        281,425        5.2         3,379,445         5.5           12.01
10.............................  2007                25        178,929        3.3         2,251,571         3.7           12.58
11 and after...................  2008 and after      93      2,289,666       42.0        22,805,124        37.3            9.96
                                                    ---      ---------      -----       -----------       -----
TOTAL/WEIGHTED AVERAGE.........................     904      5,450,887      100.0       $61,159,971       100.0          $11.22
                                                    ===      =========      =====       ===========       =====


                                ANCHOR LEASES(3)

                                                              SQUARE                    ANNUALIZED BASE RENT IN PLACE AT 12/31/97
                                                   NUMBER     FOOTAGE                   -----------------------------------------
                                     LEASE           OF        UNDER      % OF TOTAL    TOTAL ANN.      % OF TOTAL        ANN.
                                   EXPIRATION      LEASES    EXPIRING       ANCHOR         BASE       PORTFOLIO ANN.   BASE RENT/
             YEAR                     YEAR        EXPIRING    LEASES     EXPIRING GLA     RENT(1)       BASE RENT      SQ. FT.(2)
             ----                --------------   --------   ---------   ------------   -----------   --------------   ----------
 1.............................  1998                 3         66,398        2.1       $   522,814         0.9          $ 7.87
 2.............................  1999                 6        212,279        6.6           761,443         1.3            3.59
 3.............................  2000                 4         93,575        2.9           709,718         1.2            7.58
 4.............................  2001                 3         84,078        2.6           562,135         0.9            6.69
 5.............................  2002                 5        148,547        4.6           988,806         1.6            6.66
 6.............................  2003                 5        121,285        3.7           914,803         1.5            7.54
 7.............................  2004                 3         58,607        1.8           444,378         0.7            7.58
 8.............................  2005                 5        114,842        3.6           950,247         1.6            8.27
 9.............................  2006                 3        151,421        4.7         1,712,353         2.8           11.31
10.............................  2007                 4         85,024        2.6           644,512         1.0            7.58
11 and after...................  2008 and after      54      2,103,129       64.9        18,855,683        30.8            8.97
                                                    ---      ---------      -----       -----------       -----
TOTAL/WEIGHTED AVERAGE.........................      95      3,239,185      100.0       $27,066,892        44.3          $ 8.36
                                                    ===      =========      =====       ===========       =====

                              NON-ANCHOR LEASES(3)

                                                              SQUARE                    ANNUALIZED BASE RENT IN PLACE AT 12/31/97
                                                   NUMBER     FOOTAGE                   -----------------------------------------
                                     LEASE           OF        UNDER      % OF TOTAL    TOTAL ANN.      % OF TOTAL        ANN.
                                   EXPIRATION      LEASES    EXPIRING     NON-ANCHOR       BASE       PORTFOLIO ANN.   BASE RENT/
             YEAR                     YEAR        EXPIRING    LEASES     EXPIRING GLA     RENT(1)       BASE RENT      SQ. FT.(2)
             ----                --------------   --------   ---------   ------------   -----------   --------------   ----------
 1.............................  1998               112        243,508       11.0       $ 3,175,389         5.2          $13.04
 2.............................  1999               116        244,468       11.0         3,501,345         5.7           14.32
 3.............................  2000               164        355,837       16.1         5,561,419         9.1           15.63
 4.............................  2001               114        269,372       12.2         4,299,064         7.0           15.96
 5.............................  2002               140        338,823       15.3         5,437,562         8.9           16.05
 6.............................  2003                45        169,092        7.7         2,234,447         3.7           13.21
 7.............................  2004                15         70,077        3.2         1,047,058         1.7           14.94
 8.............................  2005                21        110,079        5.0         1,613,202         2.6           14.65
 9.............................  2006                22        130,004        5.9         1,667,092         2.7           12.82
10.............................  2007                21         93,905        4.2         1,607,060         2.6           17.11
11 and after...................  2008 and after      39        186,537        8.4         3,949,441         6.5           21.17
                                                    ---      ---------      -----       -----------       -----
TOTAL/WEIGHTED AVERAGE.........................     809      2,211,702      100.0       $34,093,079        55.7          $15.41
                                                    ===      =========      =====       ===========       =====

---------------
(1) Annualized Base Rent for all leases in place at December 31, 1997 calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

(2) Annualized Base Rent divided by GLA at December 31, 1997.

(3) The Company defines anchor tenants as tenants which lease 15,000 square feet or more and non-anchor tenants as tenants which lease fewer than 15,000 square feet.

HISTORICAL LEASING ACTIVITY

     The following table sets forth certain information regarding the Company's leasing activities over the past three years:

                                                                        YEAR ENDED DECEMBER 31,(1)
                                          ---------------------------------------------------------------------------------------
                                                     1997                          1996                          1995
                                          ---------------------------   ---------------------------   ---------------------------
                                           NON-                          NON-                          NON-
                                          ANCHORS   ANCHORS    TOTAL    ANCHORS   ANCHORS    TOTAL    ANCHORS   ANCHORS    TOTAL
                                          -------   -------   -------   -------   -------   -------   -------   -------   -------
NEW LEASES
Number of leases signed.................      76         3         79       71         4         75       51         2         53
GLA leased (sq. ft.)....................  184,419   71,236    255,655   188,394   111,285   299,679   129,995   47,200    177,195
Base rent/sq. ft. ($/sq. ft.)(2)........   15.32     11.48      14.25    13.44     13.13      13.32    12.78      8.24      11.57
Tenant improvements/sq. ft. ($/sq.
  ft.)(3)...............................    5.63      6.88       5.98     4.45      2.70       3.80     6.25      2.07       5.13
Leasing commissions/sq. ft. ($/sq.
  ft.)(4)...............................    2.86      3.42       3.01     2.94      2.46       2.76     2.53      1.27       2.19
Effective rent/sq. ft. ($/sq. ft.)(5)...   13.73     10.53      12.84    12.10     12.90      12.40    10.95      7.91      10.14

RENEWALS
Number of renewals signed...............      68         1         69       46         1         47       46        --         46
GLA leased (sq. ft.)....................  140,902   30,000    170,902   105,631   34,577    140,208   104,579       --    104,579
Base rent/sq. ft. ($/sq. ft.)(2)........   16.96      9.50      15.65    17.95     17.23      17.77    15.67        NA      15.67
Tenant improvements/sq. ft. ($/sq.
  ft.)(3)...............................    0.55        --       0.45     1.17        --       0.89     1.22        NA       1.22
Leasing commissions/sq. ft. ($/sq.
  ft.)(4)...............................    0.95      1.00       0.96     1.39      1.16       1.34     1.36        NA       1.36
Effective rent/sq. ft. ($/sq. ft.)(5)...   16.55      9.30      15.28    17.37     17.16      17.32    15.05        NA      15.05

TOTAL NEW AND RENEWED LEASES SIGNED
Number of new and renewed leases
  signed................................     144         4        148      117         5        122       97         2         99
GLA leased (sq. ft.)....................  325,321   101,236   426,557   294,025   145,862   439,887   234,574   47,200    281,774
Base rent/sq. ft. ($/sq. ft.)(2)........   16.03     10.89      14.81    15.06     14.10      14.74    14.07      8.24      13.09
Tenant improvements/sq. ft. ($/sq.
  ft.)(3)...............................    3.43      4.84       3.76     3.28      2.06       2.87     4.01      2.07       3.68
Leasing commissions/sq. ft. ($/sq.
  ft.)(4)...............................    2.03      2.70       2.19     2.38      2.16       2.31     2.01      1.27       1.89
Effective rent/sq. ft. ($/sq. ft.)(5)...   14.95     10.16      13.82    13.99     13.91      13.97    12.78      7.91      11.96

---------------
(1) The Company defines anchor tenants as tenants which lease 15,000 square feet or more and non-anchor tenants as tenants which lease fewer than 15,000 square feet.

(2) Equals total base rent, calculated in accordance with GAAP, to be received during the entire term of all lease transactions executed during the respective period, divided by the terms, in months, for such leases, multiplied by 12, and divided by the total GLA under such leases.

(3) Tenant improvements are defined as capital costs incurred by the Company for leasehold improvements including, but not limited to, costs for items such as HVAC, plumbing, electrical upgrades, interior walls, wall finishes, ceiling treatment and floor covering.

(4) Leasing commissions are brokerage commission fees paid by the Company in connection with new leases or lease renewals.

(5) Equals total base rent, calculated in accordance with GAAP, to be received during the entire term of all lease transactions executed during the respective period, minus all tenant improvements and leasing commissions from such leases divided by the terms in months, for such leases, multiplied by 12, and divided by the total GLA under such leases.

MAJOR TENANTS

     The following table summarizes certain information regarding tenants at the Properties which individually accounted for 1.0% or more of the Annualized Base Rent at December 31, 1997:


                                                                    ANNUALIZED BASE RENT IN PLACE AT 12/31/97
                                                                -------------------------------------------------
                                    LEASED                                             ANN.
                                   GLA AS OF       % OF TOTAL        TOTAL          BASE RENT/       % OF TOTAL
                                   12/31/97        PORTFOLIO      ANNUALIZED           GLA         PORTFOLIO ANN.
                                   (SQ. FT.)       LEASED GLA   BASE RENT($)(1)   ($/SQ. FT.)(2)     BASE RENT
                               -----------------   ----------   ---------------   --------------   --------------
Wal-Mart.....................        316,588           5.8        $ 2,836,372         $ 8.96             4.6
24 Hour Fitness..............        137,143           2.5          1,805,930          13.17             3.0
Lucky Stores.................        202,419           3.7          1,400,795           6.92             2.3
United Artists Theatre.......         88,196           1.6          1,361,109          15.43             2.2
Vons/Safeway.................        194,756           3.6          1,296,608           6.66             2.1
Rite Aid.....................        179,014           3.3          1,096,005           6.12             1.8
Barnes & Noble...............         70,573           1.3            999,250          14.16             1.6
Office Max, Inc..............         81,050           1.5            928,212          11.45             1.5
Ross Dress for Less..........         99,687           1.8            827,754           8.30             1.4
                                   ---------          ----        -----------                           ----
TOTAL/WEIGHTED AVERAGE.......      1,369,426          25.1        $12,552,035         $ 9.17            20.5
                                   =========          ====        ===========                           ====


---------------
(1) Annualized Base Rent for all leases in place at December 31, 1997 calculated as follows: total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

(2) Annualized Base Rent divided by GLA at December 31, 1997.

CAPITAL EXPENDITURES

     The following table sets forth information relating to historical capital expenditures for the Properties:

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
Total capital expenditures (1)(2)......................  $   12,956    $   18,545    $    7,082
Average number of square feet(3).......................   3,581,287     2,770,216     2,446,630
Capital expenditures per square foot...................  $     .004    $     .007    $     .003
Three year average capital expenditure per square
  foot.................................................                              $     .005

---------------
(1) Includes capital expenditures other than leasing commissions and tenant improvements.

(2) The 1997 amount excludes approximately $110,000 incurred to renovate Foothill Center.

(3) Represents the average aggregate amount of square feet owned by the Company during the year.

MORTGAGE INDEBTEDNESS

     Of the 42 Properties, only 9 are encumbered with mortgage indebtedness. The following table sets forth, as of December 31, 1997, existing mortgage indebtedness (in thousands) encumbering the Properties:

                                                   TOTAL DEBT(1)    INTEREST RATE    MATURITY DATE
                                                   -------------    -------------    -------------
Sahara Pavilion North............................    $ 31,089          8.17%          January 2007
Chino Town Square................................      27,726           8.00            March 2000
Olympia Square...................................      14,105           8.17          January 2007
Tacoma Central...................................      11,569           7.80         December 2005
Olympia West Center..............................       6,061           7.88         February 2018
Maysville Marketsquare...........................       5,364           8.17          January 2007
Laurentian Center................................       4,652           7.75            March 2004
Rosewood Village.................................       4,472           8.52          January 2007
Country Club Center..............................       3,278           8.17          January 2007
                                                     --------
TOTAL/WEIGHTED AVERAGE...........................    $108,316          8.07%             7.4 YEARS
                                                     ========

---------------
(1) The Company estimates the total debt outstanding upon completion of the Offering will be approximately $107.6 million due to amortization.

     Aggregate future principal payments by year on the balance of mortgage indebtedness with respect to the Properties to remain outstanding upon completion of the Offering are as follows (in thousands):

                                                        SCHEDULED                   TOTAL
                                                       AMORTIZATION   BALLOON     SCHEDULED
                        YEAR                             PAYMENTS     PAYMENTS   PAYMENTS(1)
                        ----                           ------------   --------   ------------
1998.................................................    $ 1,685           --      $  1,685
1999.................................................      1,825           --         1,825
2000.................................................      1,405       26,438        27,843
2001.................................................      1,420           --         1,420
2002.................................................      1,538           --         1,538
2003.................................................      1,672           --         1,672
2004.................................................      1,677        4,004         5,681
2005.................................................      1,748        7,395         9,143
2006.................................................      1,219           --         1,219
2007.................................................        406       52,748        53,154
Thereafter...........................................        439        2,697         3,136
                                                         -------      -------      --------
TOTAL................................................    $15,034      $93,282      $108,316
                                                         =======      =======      ========

---------------

(1) The Company estimates the mortgage debt outstanding upon completion of the Offering will be approximately $107.6 million due to amortization.

UNSECURED CREDIT FACILITY


     Upon the completion of the IPO, the Company obtained a $150 million unsecured acquisition credit facility with a variable interest rate of LIBOR plus 1.50% (the "Unsecured Credit Facility"). In March 1998, the Company obtained an increase to the Unsecured Credit Facility from $150 million to $200 million and a reduction in the borrowing rate thereunder to LIBOR plus 1.375% (which rate spread is reduced to 1.25% as long as the Company's debt-to-book value is .30 or below). At December 31, 1997, the amount outstanding under the Unsecured Credit Facility was approximately $62.5 million with an interest rate of 7.68%. Upon the completion of the Offering and the exercise of PPD's participation rights, the Company will have approximately $79.4 million outstanding under the Unsecured Credit Facility with approximately $120.6 million available to fund future acquisitions. The Unsecured Credit Facility, which matures in August 2000, is syndicated to a group of six banks including Bank of America NT&SA (lead agent), U.S. Bank, KeyBank, Bank of Nova Scotia, First Union Bank and Sanwa Bank California.

INSURANCE

     The Company carries comprehensive liability, public area liability, boiler and machinery, fire, flood, earthquake, extended coverage and rental loss insurance covering the Properties, with policy specifications and insured limits which the Company believes are adequate and appropriate under the circumstances. There are, however, certain types of losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in the Property, as well as the anticipated future revenue from the Property and, in the case of debt which is with recourse to the Company, would remain obligated for any mortgage debt or other financial obligations related to the Property. Any such loss would adversely affect the Company. The Company believes that the Properties are adequately insured. With respect to the Properties located in California, in light of the California earthquake risk, California building codes since the early 1970's have established construction standards for all newly built and renovated buildings, including shopping center structures. The Company believes that all of the Properties were constructed in full compliance with the applicable construction standards existing at the time of construction. All of the Properties located in California have insurance coverage for earthquakes in an amount up to $20 million per annual occurrence, with a 10% deductible. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

MANAGEMENT AND EMPLOYEES

     As of March 31, 1998, the Company had 71 employees, including five executive officers and senior personnel with expertise in property management, leasing, acquisitions, development, administration, accounting services and architectural design.

LEGAL PROCEEDINGS

     The Company is not presently subject to any material litigation nor, to the Company's knowledge, is any litigation threatened against the Company, other than routine litigation arising in the ordinary course of business, some of which is expected to be covered by liability insurance and all of which collectively is not expected to have a material adverse effect on the Company.

GOVERNMENT REGULATION

     Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

     Costs of Compliance with Americans with Disabilities Act. Under the ADA, all places of public accommodation, effective beginning in 1992, are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA might require removal of structural barriers to handicapped access in certain public areas where such removal is "readily achievable." Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all such regulatory requirements and the Company expects to maintain compliance with all regulatory requirements. If required changes involve a greater amount of expenditures than the Company currently anticipates or if the changes must be made on a more accelerated schedule than the Company currently anticipates, the Company's ability to make expected distributions to stockholders could be adversely affected.

     Environmental Matters. Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, an owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such hazardous or toxic substances. The costs of investigation, removal or remediation of such substances may be substantial and, the presence of such substances may adversely affect the owner's ability to rent or sell the property or to borrow using such property as collateral. In addition, the presence of such substances may expose it to liability resulting from any release or exposure of such substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of ACM into the air, and third parties may also seek recovery from owners or operators of real properties for personal injury associated with ACM and other hazardous or toxic substances. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental penalties and injuries to persons and property.

     The Company believes that the Properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

     Phase I Assessments or similar environmental assessments conducted by independent environmental consultants have been obtained on all of the Properties to identify potential sources of contamination for which the Properties may be responsible and to assess the status of environmental regulatory compliance. Phase I Assessments are intended to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. Phase I Assessments generally include an historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations. None of the Company's environmental assessments of the Properties has revealed any environmental liability that the Company believes would have a material adverse effect on the Company's financial condition or results of operations taken as a whole, nor is the Company aware of any such material environmental liability.

     Nonetheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds the Company's budgets for such items, the Company's ability to make expected distributions to stockholders could be adversely affected.

     Other Regulations. The Properties are also subject to various federal, state and local regulatory requirements such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in material compliance with all such regulatory requirements. However, if requirements are changed or new requirements are imposed which would require significant unanticipated expenditures by the Company such events could have an adverse effect on the Company's funds from operations and expected distributions.

     Except as described in this Prospectus, there are no other laws or regulations which have a material effect on the Company's operations other than typical state and local laws affecting the development and operation of real property such as zoning laws. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws," "Federal Income Tax Consequences" and "ERISA Considerations."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors, executive officers and key management personnel of the Company immediately following the consummation of this Offering:

                                                                                             DIRECTOR
                                                                                               TERM
               NAME                   AGE                       POSITION                     EXPIRES
               ----                   ---                       --------                     --------
Executive Officers and Directors
  Stuart A. Tanz                      39     Director, Chairman, Chief Executive Officer      2000
                                             and President
  David L. Adlard                     41     Executive Vice President, Chief Financial         N/A
                                             Officer, Treasurer and Secretary
  Jeffrey S. Stauffer                 36     Executive Vice President, Chief Operating         N/A
                                             Officer
  Laurie A. Sneve                     35     Vice President and Controller                     N/A
  Michael B. Haines                   36     Vice President, Corporate Accounting              N/A
  Russell E. Tanz                     38     Director                                         2000
  Mark J. Riedy                       55     Director                                         1999
  Bernard M. Feldman                  48     Director                                         1999
  Melvin S. Adess                     53     Director                                         1998

Key Management Personnel

  Steven A. Boss                      35     Acquisitions Director                             N/A
  Terence H. Bortnick                 35     Senior Leasing Representative                     N/A
  Steven W. Erhard                    40     Senior Leasing Representative                     N/A
  Carol M. Merriman                   35     Investor Relations and Marketing Director         N/A

     The following is a biographical summary of the experience of the executive officers, directors and key management personnel of the Company:

  Executive Officers and Directors

     STUART A. TANZ. Mr. Tanz has served as the Chairman, Chief Executive Officer and President and as a director of the Company since its formation. He has been involved in the real estate business for over 17 years. Mr. Tanz served as Chief Executive Officer of PPD from May 1996 to August 1997 and as a director and the President of PPD from April 1992 to August 1997. He served as a director and as the President and Chief Operating Officer of PPDC from 1992 to December 1996, when it was amalgamated into Revenue Properties. He served as a director of Revenue Properties from 1993 to August 1997 and as Co-Chief Executive Officer of Revenue Properties from May 1996 to August 1997. From 1985 to 1992, Mr. Tanz served as President of United Income Properties, Inc. where he developed property in Southern California. He was involved in land acquisitions of Bramalea Ltd. from 1982 to 1985. Mr. Tanz received his B.S. degree in Business Administration in 1980 from the University of Southern California.

     DAVID L. ADLARD. Mr. Adlard has served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company since its formation. He was the Executive Vice President and Chief Financial Officer and a director of PPD from January 1995 to August 1997. Prior to joining PPD, Mr. Adlard was Director of Real Estate Consulting at Price Waterhouse from 1992 to 1995. He has previously worked in the areas of acquisitions, research, project financing and financial management, development, leasing and property management. Mr. Adlard received his B.S. degree in Business Administration from California State Polytechnic University and his J.D. degree from Case Western Reserve University.

     JEFFREY S. STAUFFER. In March 1998, Mr. Stauffer was named Executive Vice President and Chief Operating Officer of the Company. From the Company's formation until such appointment, Mr. Stauffer served as Senior Vice President, Operations and Development of the Company. He served as the Senior Vice President of Operations for PPD from January 1993 to August 1997. Mr. Stauffer has been involved in the shopping center industry for 13 years. From 1985 to 1990 he was the Director of Commercial Property Management for Realty Holding Group in Las Vegas, Nevada. He was State Director for the International Council of Shopping Centers from 1990 to 1993 and is also a Certified Shopping Center Manager. Mr. Stauffer received both his B.A. degree in Economics and his M.A. degree in Economics from Western Illinois University.

     LAURIE A. SNEVE. Ms. Sneve has served as Vice President and Controller of the Company since its formation. Ms. Sneve is responsible for all corporate and property accounting, financial and tax reporting and management controls. From March 1995 to August 1997, Ms. Sneve served as the Vice President and Corporate Controller of PPD. Prior to joining PPD, Ms. Sneve was Controller and Director of Accounting for The Hahn Company, where she worked for over six years. Ms. Sneve became licensed as a Certified Public Accountant during her tenure with Arthur Andersen & Company from 1985 to 1988 where she practiced in both the Philadelphia and San Diego offices. She graduated from Pennsylvania State University, earning her B.S. degree in Accounting.

     MICHAEL B. HAINES. In September 1997, Mr. Haines was named Vice President, Corporate Accounting of the Company. Prior to such appointment he served as Corporate Assistant Controller of the Company and held the same position at PPD from March 1995 to August 1997. Mr. Haines is responsible for corporate financial reporting and management controls. Prior to joining PPD, Mr. Haines was Director of Internal Audit for The Hahn Company from 1990 to 1995. Mr. Haines became licensed as a Certified Public Accountant after his tenure with Deloitte & Touche LLP in San Diego from 1989 to 1990. He graduated from San Diego State University, earning his B.S. degree in Business Administration with an emphasis in Accounting.

     RUSSELL E. TANZ. Mr. Tanz has served as a member of the Board of Directors of the Company since its inception as a public company in August 1997. He served as a director of Revenue Properties from 1985 to August 1997. He also served as President and Co-Chief Executive Officer of Revenue Properties from May 1996 to August 1997. From 1992 through May 1996, Mr. Tanz was President and Chief Operating Officer and, from 1991 to 1992, Vice President of Shopping Centers of Revenue Properties. During his service in these positions, Mr. Tanz gained extensive experience in the management of the Canadian real estate portfolio of Revenue Properties which is comprised of retail, residential and office/commercial properties. He also served as a director of PPD from May 1996 to August 1997.

     MARK J. RIEDY. Mr. Riedy has served as a member of the Board of Directors of the Company since its inception as a public company in August 1997. He has been a professor of real estate finance at the University of San Diego since 1993. From July 1988 to July 1992, Mr. Riedy served as President and Chief Executive Officer of the National Council of Community Bankers. From July 1987 to July 1988, he served as President and Chief Operating Officer of the J.E. Robert Companies, a real estate workout firm. From January 1985 to July 1986, he served as President and Chief Operating Officer and a director of the Federal National Mortgage Association. Mr. Riedy currently serves on the board of directors of Continental Savings Bank, AccuBanc Mortgage Corporation, Neighborhood Bancorp and American Residential Investment Trust. He received a B.A. degree in Economics from Loras College, an M.B.A. from Washington University and a Ph.D. in Business Economics from the University of Michigan in Ann Arbor.

     BERNARD M. FELDMAN. Mr. Feldman has served as a member of the Board of Directors of the Company since its inception as a public company in August 1997. He currently serves as the President and Chief Executive Officer of ICW Group of insurance companies, a position he has held since 1987. Mr. Feldman has also served as President and Chief Executive Officer of Western Insurance Holding since 1991. From 1987 to present, he served as President and Chief Executive Officer of Insurance Company of the West. From 1982 to 1985, Mr. Feldman served as Vice President of Claims for the Insurance Company of the West.

     MELVIN S. ADESS. Mr. Adess has served as a member of the Board of Directors of the Company since its inception as a public company in August 1997. Since January 1975, he has been a partner in the Chicago office of the law firm Kirkland & Ellis, where he was an associate lawyer from 1969 to December 1974. Mr. Adess serves on various of his firm's management committees. Additionally, he has served on various taxation committees of the American Bar Association. Mr. Adess received a B.S. degree from Northwestern University and a J.D. degree from the University of Chicago. He is also an Illinois Certified Public Accountant.

  Key Management Personnel

     STEVEN A. BOSS. Mr. Boss joined the Company as Acquisitions Director in May 1997. Prior to joining the Company, he was a real estate representative for McDonald's Corporation in charge of dispositions and acquisitions in Los Angeles from 1995 to 1997. Mr. Boss was employed by CB Commercial Real Estate Group in Los Angeles from 1988 to 1995. He received his B.S. degree in Economics with an emphasis in Finance in 1986 from the University of Southern California.

     TERENCE H. BORTNICK. Mr. Bortnick has served as a Senior Leasing Representative of the Company since its inception. He served as Senior Leasing Representative of PPD from 1992 to 1997 and was a Leasing Representative for United Income Properties from 1991 to 1992. Mr. Bortnick is responsible for overseeing the Company's leasing efforts in Northern California and Southern California. From 1988 to 1991 he was an investment consultant with the Hanes Corporation, a commercial real estate brokerage company. Mr. Bortnick graduated from the University of California at Riverside with a B.S. degree in Administrative Studies with a minor in Economics.

     STEVEN W. ERHARD. Mr. Erhard has served as a Senior Leasing Representative of the Company since its inception. From 1992 to 1997 he served as Senior Leasing Representative for PPD, the Company's predecessor. Mr. Erhard is responsible for overseeing the Company's leasing efforts in Nevada and New Mexico. Prior to his employment with PPD, Mr. Erhard was a Commercial Retail Broker with TransPac International, Seattle, Washington and Project Leasing Representative with The Vyzis Company, Belleview, Washington. Mr. Erhard graduated from the University of Arizona in Tucson with a B.S. degree in Business Administration with an emphasis in Economics.

     CAROL M. MERRIMAN. Ms. Merriman has served as Investor Relations and Marketing Director of the Company since its inception. She served as Director of Marketing with PPD from May 1994 to August 1997. Ms. Merriman has been active in retail marketing and advertising since 1987, working for Road Runner Sports, Fernandez Entertainment, Pacific International Advertising Agency and Boston Stores. She is a member of the Southern California Marketing Directors Association. Ms. Merriman has a B.A. degree from the University of Southern California in Journalism with an emphasis in Public Relations and Marketing.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Board of Directors has established an audit committee (the "Audit Committee") to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the scope and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The Audit Committee consists of Messrs. Adess, Feldman and Riedy, who are not employees, officers or affiliates of the Company or a subsidiary or division thereof, or a relative of a principal executive officer of the Company, or a member of an organization acting as advisor, consultant or legal counsel, receiving compensation on a continuing basis from the Company in addition to director's fees ("Independent Directors").

     Corporate Governance Committee. The Board of Directors has established a corporate governance committee (the "Corporate Governance Committee") consisting of Independent Directors Messrs. Adess, Feldman and Riedy. The Corporate Governance Committee is responsible for providing counsel to the Board of Directors with respect to (i) organization, membership and function of the Board of Directors, (ii) structure and membership of the committees of the Board of Directors and (iii) succession planning for the executive management of the Company.

     Compensation Committee. The Board of Directors has established an executive compensation committee (the "Compensation Committee") to establish remuneration levels for executive officers of the Company and implement the 1997 Stock Option and Incentive Plan and any other incentive programs. The Compensation Committee consists of Independent Directors Messrs. Adess, Feldman and Riedy.

COMPENSATION OF DIRECTORS

     The Board of Directors is entitled to fix its own remuneration from time to time. Pursuant to such authority, each director other than Stuart A. Tanz is remunerated for his service as a director at the rate of $10,000 per annum. In addition, these directors receive a fee of $1,500 for each Board of Directors meeting attended ($750 for telephonic attendance), a fee of $750 for each committee meeting attended on a day that does not include a Board of Directors meeting ($500 for telephonic attendance) and an additional fee of $250 for each committee meeting chaired by such director whether or not a Board of Directors meeting occurred on the same day. Directors are also reimbursed for reasonable expenses incurred to attend director and committee meetings. Officers of the Company who are directors are not paid any directors' fees. Each Independent Director also received, upon his initial election to the Board of Directors, options to purchase 10,000 shares of Common Stock, of which one third vested immediately and the remaining two thirds vest pro rata in annual installments over two years following the date of grant. The stock options were issued pursuant to the 1997 Stock Option and Incentive Plan at an exercise price equal to or greater than the fair market value of the Common Stock at the date of grant.

EXECUTIVE COMPENSATION

     Prior to the IPO the Company did not pay any compensation to its officers, who were formerly employed and compensated by PPD, the Company's predecessor. The following table sets forth the annual base salary rates and other compensation paid during the period on and after August 13, 1997 through December 31, 1997 (the "Initial Period") to the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers whose annualized compensation in the Initial Period would have exceeded $100,000 (the "Named Executive Officers"). The Company has entered into employment agreements with certain of its executive officers as described below.

                              SUMMARY COMPENSATION

                                                      ANNUAL COMPENSATION                      LONG TERM COMPENSATION
                                              -----------------------------------   ---------------------------------------------
                                                                                     RESTRICTED      SECURITIES         OTHER
                                     FISCAL                        OTHER ANNUAL        STOCK         UNDERLYING      COMPENSATION
            NAME/TITLE                YEAR    SALARY(1)   BONUS   COMPENSATION(2)   AWARDS(S)(3)   OPTIONS/SARS(4)       (5)
            ----------               ------   ---------   -----   ---------------   ------------   ---------------   ------------
Stuart A. Tanz                        1997    $108,750     --         $5,250         $1,950,000        225,000          $1,763
  President and Chief Executive
  Officer
David L. Adlard                       1997    $ 53,063     --         $1,750         $  195,000        100,000          $2,425
  Executive Vice President and
  Chief Financial Officer
Jeffrey S. Stauffer                   1997    $ 52,178     --         $1,400         $  195,000        100,000          $2,371
  Executive Vice President, Chief
  Operating Officer
Laurie A. Sneve                       1997    $ 36,937     --             --                 --         80,000          $1,679
  Vice President and Controller

---------------
(1) Represents amounts earned during 1997 by Messrs. Stuart A. Tanz, David L. Adlard, Jeffrey S. Stauffer and Ms. Laurie A. Sneve at annual salaries of $290,000, $141,500, $139,140 and $98,500, respectively. Their employment by the Company began on or about August 13, 1997 with the completion of the Company's IPO.

(2) Represents car allowance compensation.

(3) Represents the value of restricted stock awarded at the completion of the Company's IPO based on the initial public offering price of $19.50 per share. Messrs. Stuart A. Tanz, David L. Adlard and Jeffrey S. Stauffer were awarded 100,000, 10,000 and 10,000 shares of restricted stock, respectively. The restricted stock vests 33 1/3% per year over a three-year period from the date of grant. Dividends are paid on the restricted stock awards. Based on the closing price of the Company's Common Stock of $21.375 at December 31, 1997, the value of the stock awards was $2,137,500, $213,750, and $213,750, respectively.

(4) The Company has not, to date, granted any stock appreciation rights under the 1997 Stock Option and Incentive Plan.

(5) Represents 401(k) contributions by the Company.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information relating to the award of stock options in 1997 to the Named Executive Officers.

                                                    INDIVIDUAL GRANTS
                             ----------------------------------------------------------------
                                               PERCENT OF TOTAL
                                NUMBER OF          OPTIONS
                               SECURITIES          GRANTED
                               UNDERLYING      TO EMPLOYEES IN    EXERCISE PRICE   EXPIRATION      GRANT DATE
           NAME              OPTIONS/SARS(1)    FISCAL YEAR(2)      PER SHARE         DATE      PRESENT VALUE(2)
           ----              ---------------   ----------------   --------------   ----------   ----------------
Stuart A. Tanz.............      225,000            25.0%             $19.50       Aug. 2004        $594,000
David L. Adlard............      100,000            11.1%             $19.50       Aug. 2004        $264,000
Jeffrey S. Stauffer........      100,000            11.1%             $19.50       Aug. 2004        $264,000
Laurie A. Sneve............       80,000             8.9%             $19.50       Aug. 2004        $211,000

---------------
(1) All options granted in 1997 were granted in connection with the completion of the IPO in August 1997, become exercisable in three equal installments beginning on the first anniversary of the date of grant and have a term of 7 years subject to earlier termination in certain events related to termination of employment.

(2) Based on the Black-Scholes options pricing model adapted for use in valuing stock options. The following assumptions were used in determining the values set forth in the table: (i) expected volatility of 22.05% calculated in accordance with the provisions of SFAS No. 123; (ii) a risk-free rate of return of 6.5% (which percentage represents the assumed yield on a United States Government Zero Coupon bond with a 7-year maturity prevailing on or about the date on which the respective options were granted); (iii) a dividend yield of 6.75%; and (iv) an expected life of 5 years. No adjustments were made for transferability or risk of forfeiture of the options. The calculations were made using the option exercise price of $19.50. The estimated present values in the table are not intended to provide, nor should they be interpreted as providing, any indication or assurance concerning future values of the shares of Common Stock.

       AGGREGATE OPTION EXERCISES IN 1997 AND 1997 YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS AT 1997            IN-THE-MONEY OPTIONS
                                                                   YEAR-END(1)               AT 1997 YEAR END(2)
                              SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
            NAME                ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              ---------------   --------   -----------   -------------   -----------   -------------
Stuart A. Tanz..............           --            --           --        225,000             --       $421,875
David L. Adlard.............           --            --           --        100,000             --       $187,500
Jeffrey S. Stauffer.........           --            --           --        100,000             --       $187,500
Laurie A. Sneve.............           --            --           --         80,000             --       $150,000

---------------
(1) All options granted in 1997 were granted in connection with the completion of the IPO in August 1997, become exercisable in three equal installments beginning on the first anniversary of the date of grant and have a term of 7 years subject to earlier termination in certain events related to termination of employment.

(2) Based on closing price of $21.375 per share of Common Stock on December 31, 1997, as reported by the NYSE.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, there were no Compensation Committee interlocks and no officers or employees of the Company who participated on the Compensation Committee.

EMPLOYMENT AGREEMENTS

     Stuart Tanz, David Adlard, and Jeffrey Stauffer have each entered into employment agreements with the Company. Stuart Tanz's employment agreement has an initial term of three years and David Adlard's and Jeffrey Stauffer's employment agreements each have initial terms of two years. All of these employment agreements provide for automatic one-year extensions following the expiration of the initial term. The employment agreements require each of these individuals to be employed full time by the Company and prohibit them from becoming directors, officers or employees of Revenue Properties or PPD. Laurie Sneve has also agreed that she will not accept employment with Revenue Properties or PPD for as long as she is employed by the Company.

     For the first year of the initial term, the employment agreements provide for an initial annual base compensation in the amounts set forth in the footnote
(1) to the Summary Compensation table with the amount of any initial bonus to be determined by the Compensation Committee. For subsequent years, both the amount of the base compensation and any bonus will be determined by the Compensation Committee.

     The employment agreements entitle the executives to participate in the 1997 Stock Option and Incentive Plan (each executive was initially allocated the number of stock options set forth in the Summary Compensation table) and to receive certain other insurance and pension benefits. In addition, in the event of a termination by the Company without "cause," a termination by the executive for "good reason," or a termination pursuant to a "change in control" of the Company (as such terms are defined in the employment agreements) (each, a "Permitted Severance Event"), Stuart Tanz will be entitled to a single severance payment equal to the sum of two times his annual base compensation for the most recent 12 month period plus an amount equal to his most recent bonus. David Adlard and Jeffrey Stauffer will be entitled to a single severance payment equal to the sum of their respective annual base compensation for the most recent nine month period (Mr. Stauffer) and six month period (Mr. Adlard); provided, however, that for each full year of service with the Company, the number of months of base compensation in the severance payment shall be increased by one month (subject to an overall cap of 18 months). Each of Messrs. Tanz (for one year), Adlard (for six months) and Stauffer (for one year) will be subject to a non-competition covenant if their employment with the Company ceases for any reason other than a Permitted Severance Event.

401(K) PLAN

     The Company established the Pan Pacific Retail Properties, Inc. Section 401(k) Savings/Retirement Plan (the "Section 401(k) Plan") to cover eligible employees of the Company and any designated affiliate.

     The Section 401(k) Plan permits eligible employees of the Company to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the Section 401(k) Plan. The Company currently makes matching contributions to the Section 401(k) Plan.

     The Section 401(k) Plan is designed to qualify under Section 401 of the Code so that contributions by employees or by the Company to the Section 401(k) Plan, and income earned thereon, are not taxable to employees until withdrawn from the Section 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

INDEMNIFICATION

     For a description of the limitation of liability and indemnification rights of the Company's officers and directors, see "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws--Limitation of Liability and Indemnification for Directors and Officers."

              STRUCTURE AND FORMATION TRANSACTIONS OF THE COMPANY

FORMATION TRANSACTIONS

     The Company was formed to continue and expand the real estate operations of PPD. Prior to or simultaneously with the completion of the IPO, the Company and PPD engaged in the transactions described below (the "Formation Transactions"). The Formation Transactions were designed to consolidate the ownership of the 25 Initial Properties in the Company and to repay certain mortgage debt relating thereto, to facilitate the IPO, to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997 and to preserve certain tax advantages to PPD. The Formation Transactions included the following:

     O The Company sold through the initial public offering 7,000,000 shares of Common Stock and issued an additional 1,050,000 shares of Common Stock pursuant to the Underwriters' exercise of their over-allotment option.

     O Certain of the Initial Properties were contributed by PPD and its subsidiaries to the Company and PPD entities that owned the remaining Initial Properties were merged into the Company.

     O PPD contributed $26,486,000 in cash to the Company (the "PPD
       Contribution").

     O The Company issued 8,634,012 restricted shares of Common Stock to PPD and its subsidiaries in exchange for the ownership interests in the Initial Properties and the PPD Contribution.

     O Approximately $148,933,000 of the net proceeds of the IPO and the PPD
       Contribution were used by the Company to repay certain mortgage debt secured by certain of the Initial Properties and indebtedness outstanding under lines of credit assumed by the Company in the Formation Transactions and to pay transaction costs including fees and expenses associated with the Unsecured Credit Facility.

     O The Company entered into the then $150 million Unsecured Credit Facility.

     O Fifty-nine of the 61 former employees of PPD resigned from PPD and become employees of the Company, including Stuart Tanz, the former Chairman, President and Chief Executive Officer of PPD, three other executive officers of PPD (David Adlard, Jeffrey Stauffer and Laurie Sneve) and other operating and administrative employees including one in the area of acquisition and business development, one design architect, 13 in accounting, three in leasing, one in marketing, five in property management, 14 in administration and 17 in maintenance.

BENEFITS TO RELATED AND OTHER PARTIES

     Certain affiliates of the Company realized certain material benefits in connection with the Formation Transactions, including the following:

     O In exchange for its ownership interests in certain of the Initial
       Properties and certain PPD entities, PPD received a total of 8,634,012 shares of Common Stock, with a total value of approximately $168.4 million based on the IPO price of the Common Stock, compared to a net book value of such interests and assets of approximately $133.0 million as of March 31, 1997 (which does not include the $26.5 million PPD Contribution). The Company does not believe that the book values of the interests and assets exchanged are equivalent to the fair market values of such interests and assets.

     O Approximately $145.3 million of indebtedness (excluding accrued interest) of PPD secured by certain of the Initial Properties was repaid in the Formation Transactions. See "Use of Proceeds."

     O Approximately $91.4 million of indebtedness of PPD secured by certain of the Initial Properties was assumed by the Company in the Formation Transactions.

     O Stuart Tanz was elected as a director and appointed as an officer of the Company and entered into an employment agreement providing for annual salary, bonus, participation in the 1997 Stock Option and Incentive Plan and other benefits for his services.

     O David Adlard and Jeffrey Stauffer were appointed as officers of the Company and each entered into employment agreements providing for annual salary, bonus, participation in the 1997 Stock Option and Incentive Plan and other benefits for their services.

     O PPD received certain participation rights in connection with future issuances of Common Stock by the Company which will enable PPD and its affiliates to maintain their overall percentage ownership of the combined equity of the Company.

     O PPD was granted the right to nominate two persons for election to the Board of Directors of the Company so long as PPD and its affiliates collectively beneficially own at least 25% of the outstanding Common Stock. See "Certain Relationships and Related Transactions--Director Designation."

     O PPD and Stuart Tanz received certain registration rights with respect to shares of Common Stock issued. See "Shares Available For Future Sale--Registration Rights."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     See "Structure and Formation Transactions of the Company" for a summary of certain related party transactions that were consummated prior to or simultaneously with the completion of the IPO.

TERMS OF TRANSFERS

     The terms of the transfers of the Initial Properties (or entities owning the Initial Properties) to the Company by PPD were not determined through arm's-length negotiation. PPD had a substantial economic interest in the entities transferring the Initial Properties and the entities among certain of the Initial Properties that were merged into the Company. See "Risk Factors--Conflicts of Interests in the Formation Transactions and the Business of the Company."

DIRECTOR DESIGNATION

     PPD has the right to nominate two persons for election to the Board of Directors of the Company so long as PPD and its affiliates collectively beneficially own at least 25% of the outstanding shares of Common Stock.

REGISTRATION RIGHTS

     For a description of certain registration rights held by PPD and Stuart Tanz, see "Shares Available for Future Sale--Registration Rights."

ASSIGNMENT OF LEASE

     Concurrently with the completion of the IPO, PPD assigned the Company all of its interest as a tenant in a lease covering the space which previously served as the headquarters of PPD at Melrose Village Plaza in Vista, California, in addition to other space previously leased to PPD at certain of the Initial Properties. The Company currently occupies such space at rates which the Company believes are equal to the fair rental value of the space.

PREEMPTIVE RIGHTS

     PPD has certain participation rights in connection with future issuances of Common Stock by the Company which will enable PPD to maintain its overall percentage ownership of the Common Stock of the Company.

NON-COMPETITION AGREEMENT

     PPD and Revenue Properties have agreed that they will not, without the consent of the Company acting through its Independent Directors, acquire, develop or manage any shopping centers in the western United States and will refer all such opportunities to the Company. These restrictions will lapse when PPD's Common Stock ownership of the Company falls below 15%, calculated on a fully diluted basis.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

     The Company's policies with respect to the following activities have been determined by the Board of Directors of the Company and may be amended or revised from time to time at the discretion of the Board of Directors, without a vote of the stockholders of the Company, if they determine in the future that such a change is in the best interests of the Company and its stockholders.

INVESTMENT POLICIES

     Investment in Real Estate or Interests in Real Estate. The investment objectives of the Company are to achieve stable cash flow available for distributions and, over time, to increase cash flow and portfolio value by actively managing the Properties, developing properties and acquiring additional properties that, either as acquired or after value-added activities by the Company (such as improved management and leasing services and renovations), will produce additional cash flows. The Company's policy is to develop and acquire properties primarily for generation of current income and appreciation of long-term value.

     The Company pursues its investment objectives primarily through the ownership of shopping center properties. Since the Company expects to hold its properties for long-term investment, it will continue to emphasize an ongoing program of regular maintenance, periodic renovation, capital management and expansion of existing facilities. The Company currently contemplates developing and acquiring additional shopping center properties in the western United States including particularly its current geographic regions (Northern California, Southern California, Las Vegas, Nevada and the Pacific Northwest), although future investments could be made outside of these areas or in different property categories if the Board of Directors determines that such acquisitions and developments would be desirable. The Company will not have any limit on the amount or percentage of its assets invested in any single property or group of related properties. The Board of Directors may establish limitations as it deems appropriate from time to time. No limitations have been set on the number of properties in which the Company will seek to invest or on the concentration of investments in any one geographic region.

     The Company may develop, sell, trade, purchase or lease income-producing properties or land for long-term investment and expand, improve or sell its properties, in whole or in part, when circumstances warrant. The Company may also participate with other entities and affiliates in property ownership through joint ventures or other types of co-ownership. Equity investments by the Company may be subject to existing or future mortgage financing and other indebtedness which will have priority over the equity interests of the Company.

     Investments in Real Estate Mortgages. While the Company emphasizes equity real estate investments, the Company may, in its discretion, invest in mortgages and other real estate interests consistent with the Company's qualification as a REIT. The Company currently has investments in notes receivable secured by deeds of trust and pledges of partnership interests relating to certain shopping centers in Northern California. Investments in real estate mortgages run the risk that one or more borrowers may default under such mortgages and that the collateral securing such mortgages may not be sufficient to enable the Company to recoup its full investment.

     Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. Subject to the asset and gross income tests which the Company must satisfy to qualify and maintain its status as a REIT, the Company may invest in securities of other entities engaged in real estate activities or securities of other issuers. See "Federal Income Tax Consequences--Taxation of the Company." The Company does not currently intend to invest in the securities of other issuers except in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties) and in connection with the acquisition of substantially all of the economic interest in a real estate-related operating business where such investments would be consistent with the Company's investment policies. Investment in these securities is also subject to the Company's policy not to be treated as an investment company under the Investment Company Act of 1940, as amended.

DISPOSITIONS

     The Company has no current intention to cause the disposition of any of the Properties, although it reserves the right to do so if, after taking into account the tax consequences of any disposition, including the Company's continued ability to qualify as a REIT, it determines that such action would be in its best interests. See "Risk Factors--Disposition of Properties with Built-in Gain."

FINANCING POLICIES


     The Company has established its debt policy relative to the market capitalization of the Company rather than to the book value of its assets, a ratio that is customarily employed. Upon completion of the Offering and PPD's exercise of its participation rights, the Company will have a debt to total market capitalization ratio (i.e., the total consolidated debt of the Company as a percentage of the market value of the issued and outstanding shares of Common Stock plus total consolidated debt) of 29.8% (29.2% if the Underwriter's over-allotment option is exercised in full and PPD exercises its additional participation rights in full). This ratio will fluctuate with changes in the price of the Common Stock (and the issuance of additional shares of Common Stock) and differs from the debt-to-book capitalization ratio, which is based upon book value. As the debt-to-book capitalization ratio may not reflect the current income potential of a company's assets and operations, the

Company believes that the debt-to-total market capitalization ratio provides a more appropriate indication of leverage for a company whose assets are primarily income-producing real estate. The total market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. Although the Company will consider factors other than total market capitalization in making decisions regarding the incurrence of indebtedness (such as the purchase price of properties to be acquired with debt financing, the estimated market value of such properties upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the ratio of indebtedness to total market capitalization (or to any other measure of asset value) will be consistent with the expected level of distributions to the Company's stockholders.

     The Board of Directors has adopted a policy of limiting the Company's indebtedness to approximately 50% of its total market capitalization, but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. In addition, the Company may from time to time modify its debt policy in light of then current economic conditions, relative costs of debt and equity capital, market values of its properties, general conditions in the market for debt and equity securities, fluctuations in the market price of its Common Stock, growth and acquisition opportunities, the Company's continued REIT qualification requirements or other presently unknown factors which may arise in the future which, in the judgment of the Board of Directors, require a revision in such policy. Accordingly, the Company may increase or decrease its debt to market capitalization ratio beyond the limits described above.

     To the extent that the Board of Directors decides to obtain additional capital, the Company may raise such capital through additional equity offerings (including offerings of senior or convertible securities and preferred stock), sales of investments, bank and other institutional borrowings, the issuance of debt securities (which may be convertible into or exchangeable for shares of Common Stock or be accompanied by warrants to purchase shares of Common Stock) or retention of cash flow (subject to the requirements in the Code concerning the distribution of REIT taxable income), or a combination of these methods. In the event that the Board of Directors determines to raise additional equity capital, the Board has the authority, without stockholder approval, to issue additional shares of Common Stock or other capital stock (including securities senior to the Common Stock) of the Company in any manner, and on such terms and for such consideration, it deems appropriate, including in exchange for property. Except for the preemptive rights in favor of PPD, existing stockholders would have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a stockholder's investment in the Company.

     Borrowings may be unsecured or may be secured by any or all of the assets of the Company or any existing or new property-owning partnership and may have full or limited recourse to all or any portion of the assets of the Company or any existing or new property-owning partnership. Indebtedness incurred by the Company may be in the form of bank borrowings, purchase money obligations to the sellers of the properties, publicly or privately placed debt instruments or financing from institutional investors or other lenders. There are no limits on the number or amount of mortgages or interests which may be placed on any one property. In addition, such indebtedness may be recourse to all or any part of the property of the Company or may be limited to the particular property for which the indebtedness relates. The proceeds from any borrowings by the Company may be used for general corporate purposes including, among other things, working capital, to refinance existing indebtedness, to finance the acquisition, expansion, development or redevelopment of properties and for the payment of distributions.

     In the future, the Company may seek to extend, expand, reduce or renew the Unsecured Credit Facility, or obtain new credit facilities or lines of credit, subject to its general policy of debt capitalization. Future mortgage loans, credit facilities and lines of credit may be used for the purpose of making acquisitions or capital improvements, providing working capital or meeting the distribution requirements for REITs under the Code if the Company has taxable income without receipt of cash sufficient to enable the Company to meet such distribution requirements.

WORKING CAPITAL RESERVES

     The Company will maintain working capital reserves (and when not sufficient, access to borrowings) in amounts that the Board of Directors determines from time to time to be adequate to meet normal contingencies in connection with the operation of the Company's business and investments.

CONFLICT OF INTEREST POLICIES

     Directors and officers of the Company may be subject to certain conflicts of interests in fulfilling their responsibilities to the Company. The Company has adopted certain policies designed to minimize potential conflicts of interest.

     Policies Applicable to All Directors. Under the Company's Charter and Maryland law, a contract or transaction between the Company and any of its directors or between the Company and any other corporation, firm or other entity in which any of its directors is a director, officer, stockholder, member or partner or has a material financial interest is not void or voidable solely because of such interest if (i) the contract or transaction is approved after disclosure of the interest by the affirmative vote of a majority of the disinterested directors, or by the affirmative vote of a majority of the votes cast by disinterested stockholders, or (ii) the contract or transaction is established to have been fair and reasonable to the Company.

     The Company's Charter and Bylaws provide that a majority of the Company's Board of Directors must be Independent Directors. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws--Board of Directors."

OTHER POLICIES

     The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940, as amended. The Company does not intend (i) to invest in the securities of other issuers for the purpose of exercising control over such issuer (except to the extent described above in "--Investment Policies"), (ii) to underwrite securities of other issuers or
(iii) to trade actively in loans or other investments.

     The Company has authority to offer shares of Common Stock or other securities and to repurchase or otherwise reacquire shares of Common Stock or any other securities in the open market or otherwise and may engage in such activities in the future. The Company may, under certain circumstances, purchase shares of Common Stock in the open market, if such purchases are approved by the Board of Directors. The Board of Directors has no present intention of causing the Company to repurchase any of the shares of Common Stock, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code and the Treasury Regulations. Although it may do so in the future, except in connection with the Formation Transactions, the Company has not issued Common Stock or any other securities in exchange for property, nor has it reacquired any of its Common Stock or any other securities. The Company has not made loans to other entities or persons, including its officers and directors. The Company may in the future make loans to joint ventures in which it participates in order to meet working capital needs. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issuers, nor has the Company invested in the securities of other issuers for the purposes of exercising control, and does not intend to do so.

     At all times, the Company intends to make investments in such a manner so as to enable it to qualify as a REIT under the Code unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the Board of Directors of the Company determines that it is no longer in the best interests of the Company to qualify as a REIT and such determination is approved by the affirmative vote of holders owning at least two-thirds of the shares of the Company's capital stock outstanding and entitled to vote thereon.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock prior to and immediately following the consummation of the Offering for (i) each person known by the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Stock (ii) each director and the officer of the Company, and (iii) the directors and executive officers of the Company as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o Pan Pacific Retail Properties, Inc., 1631-B South Melrose Drive, Vista, California 92083.

                                                                                SHARES OF COMMON STOCK
                                             SHARES OF COMMON STOCK         BENEFICIALLY OWNED IMMEDIATELY
                                               BENEFICIALLY OWNED             FOLLOWING THE OFFERING(1)
                                         -------------------------------   --------------------------------
       NAME OF BENEFICIAL OWNER           NUMBER     PERCENTAGE OF CLASS     NUMBER     PERCENTAGE OF CLASS
       ------------------------          ---------   -------------------   ----------   -------------------
PPD(2).................................  8,634,012          51.4%          10,634,012          51.1%
The Equitable Companies
  Incorporated(3)......................  1,146,300(4)         6.8%          1,146,300           5.5%
Stuart A. Tanz.........................    100,100             *              100,100             *
David L. Adlard........................     10,100             *               10,100             *
Jeffrey S. Stauffer....................     10,000             *               10,000             *
Michael B. Haines......................        250             *                  250             *
Laurie A. Sneve........................        100             *                  100             *
Russell E. Tanz........................         --            --                   --            --
Melvin S. Adess........................      9,833(5)           *               9,833             *
Mark J. Riedy..........................      4,333(5)           *               4,333             *
Bernard M. Feldman.....................      3,333(5)           *               3,333             *
All directors and executive officers as
  a group (nine persons)...............    138,049             *              138,049             *

---------------
 *  Less than one percent.

(1) All percentages are calculated assuming that PPD exercises its participation rights in full.

(2) The address of PPD is the Colonnade, 131 Bloor Street West, Suite 300, Toronto, Canada M5S 1R1.

(3) The address of The Equitable Companies Incorporated is 1290 Avenue of the Americas, New York, New York 10104.

(4) According to a Schedule 13G filed with the SEC, the person has shared voting power and sole dispositive power with respect to 1,145,300 of such shares, and shared dispositive power with respect to 1,000 of such shares as of December 31, 1997.

(5) Includes one third of the options granted upon initial election to the Board of Directors which vested immediately.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

GENERAL

     Under the Charter, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 30,000,000 shares of Preferred Stock. Upon completion of the Offering, there will be 20,814,012 shares of Common Stock issued and outstanding and no shares of Preferred Stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's obligations solely as a result of their status as stockholders.

COMMON STOCK

     Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to stockholders for a vote, including the election of directors, and, except as otherwise required by law and except as provided in any resolution adopted by the Board of Directors with respect to any other class or series of stock establishing the designation, powers, preferences and relative, participating, optional or other special rights and powers of such series, the holders of such shares will possess the exclusive voting power, subject to the provisions of the Company's Charter regarding the ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors described below. Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and, with the exception of PPD's proportional participation rights, have no preemptive rights to subscribe for any securities of the Company or cumulative voting rights in the election of directors. All shares of Common included those issued and outstanding following the consummation of the Offering will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors described below, distributions are paid to the holders of shares of Common Stock if and when authorized and declared by the Board of Directors of the Company out of funds legally available therefor.

     If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the provisions of the Charter regarding the ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors described below, all shares of Common Stock will have equal distribution, liquidation and voting rights, and will have no preference or exchange rights. See "--Restrictions on Ownership and Transfer."

     Under the Maryland General Corporation Law (the "MGCL"), a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter (such a lower percentage (a majority) is set forth in the Company's Charter). The phrase "substantially all of the assets" is not defined in the MGCL and is, therefore, subject to interpretation by courts applying Maryland law in the context of the facts and circumstances of any particular case. The Charter of the Company provides that such actions need only be approved by stockholders holding a majority of the shares entitled to vote on the matter.

     The Charter authorizes the Board of Directors to reclassify any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York.

PREFERRED STOCK

     Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. No Preferred Stock is currently issued or outstanding. Prior to the issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Charter to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as permitted by Maryland law. Because the Board of Directors has the power to establish the preferences, powers and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change of control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest. The Board of Directors has no present plans to issue any Preferred Stock.

POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

     The Company believes that the power of the Board of Directors to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify unissued shares of Common Stock and Preferred Stock and thereafter to cause the Company to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, no more than 50% in value of the Company's outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

     The Company's Charter prohibits (i) any person from actually or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (ii) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being owned by fewer than 100 persons. The Charter contains restrictions on the ownership and transfer of Common Stock which are intended to assist the Company in enforcing these prohibitions. The Ownership Limit set forth in the Company's Charter provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 6.25% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock. The constructive ownership rules of the Code are complex, and may cause shares of Common Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 6.25% of the shares of Common Stock (or the acquisition of an interest in an entity, such as Revenue Properties or Acktion Corporation that owns, actually or constructively, Common Stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 6.25% of the outstanding Common Stock and thus violate the Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors. For example, an increase in the proportionate ownership interest in Revenue Properties held by one or more members of the Tanz Family, or some other individual or entity, could cause one or more members of the Tanz Family or such other individual or entity to violate the Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors. The Board of Directors may, but in no event will be required to, waive the Ownership Limit with respect to a particular stockholder if it determines that such ownership will not jeopardize the Company's status as a REIT and the Board of Directors otherwise decides such action would be in the best interest of the Company. As a condition of such waiver, the Board of Directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Board of Directors has obtained such undertakings and representations from PPD and, as a result, has waived the Ownership Limit with respect to PPD and its affiliates and has permitted PPD to own up to 55.0% of the outstanding Common Stock. The Board of Directors has also obtained such undertakings and representations from the Tanz Family and, as a result, has waived the Ownership Limit with respect to the Tanz Family and has permitted the Tanz Family to own, in the aggregate, actually or constructively (including through the ownership of stock of PPD or Revenue Properties), up to 24.0% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock. Further, the Board of Directors has waived the Ownership Limit with respect to Acktion Corporation and certain entities affiliated with such corporation, and has permitted such entity to actually or constructively own up to 10.0% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock.

     Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of stock of the Company (including by acquiring shares of PPD or Revenue Properties) that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Charter. Amendments to the Charter require the affirmative vote of a majority of all votes entitled to be cast on that matter.

     Pursuant to the Charter, if any purported transfer of Common Stock of the Company or any other event would otherwise result in any person violating the Ownership Limit or such other limit as provided in the Charter or as otherwise permitted by the Board of Directors (including, but not limited to, the PPD Ownership Limit, the Tanz Family Ownership Limit and the Acktion Ownership Limit), then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares in excess of the Ownership Limit or such other limit (the "Excess Shares"), and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such Excess Shares (the "Prohibited Owner") shall cease to own any right or interest) in such Excess Shares. Furthermore, an acquisition or increase in the actual or constructive ownership of stock in Revenue Properties, PPD or Acktion Corporation by one or more members of the Tanz Family, or some other individual or entity, or the actual or constructive acquisition by PPD or Acktion Corporation of additional shares of Common Stock, could result in the disqualification of the Company as a REIT (the "Violative Indirect Transfer"). In such circumstances, pursuant to the Company's Charter, the Company will treat PPD or Acktion Corporation, as applicable, as a Prohibited Owner with respect to the number of shares (the "Excess PPD Shares") of Common Stock owned by it which, if divested, would permit the Company to continue to maintain its REIT status. Any such Excess Shares or Excess PPD Shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer (including any Violative Indirect Transfer). Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such Excess Shares to a person or entity who could own such shares without violating the Ownership Limit, or such other limit as provided in the Charter or as otherwise permitted by the Board of Directors, and distribute to the Prohibited Transferee or Prohibited Owner an amount equal to the lesser of the price paid by the Prohibited Transferee or Prohibited Owner for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer (such as a Violative Indirect Transfer), or from a transfer for no consideration (such as a gift), the trustee will be required to sell such Excess Shares (or Excess PPD Shares) to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value (as defined in the Charter) of such Excess Shares (or Excess PPD Shares) as of the date of such event (including the date of a Violative Indirect Transfer) or the sales proceeds received by the trust for such Excess Shares (or Excess PPD Shares). In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such Excess Shares (or Excess PPD Shares) by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such Excess Shares (or Excess PPD Shares), and also will be entitled to exercise all voting rights with respect to such Excess Shares (or Excess PPD Shares). Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee or Prohibited Owner, as applicable, prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors, then the Charter provides that the transfer of the Excess Shares will be void or, in the case of a Violative Indirect Transfer, the Excess PPD Shares will be redeemable by the Company at its sole option at a price equal to the fair market value of such shares at the time of the Violative Indirect Transfer.

     In addition, shares of stock of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise, gift or Violative Indirect Transfer, the fair market value at the time of such devise, gift or transfer) and (ii) the fair market value on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner.

     If any purported transfer of shares of Common Stock would cause the Company to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of stockholders.

     Under the Charter, every owner of a specified percentage (or more) of the outstanding shares of Common Stock must file a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of the Company's shares. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership of Common Stock on the Company's status as a REIT and to ensure compliance with the Ownership Limit, or such other limit as provided in the Charter or as otherwise permitted by the Board of Directors.

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

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                        THE COMPANY'S CHARTER AND BYLAWS

     The following paragraphs summarize certain provisions of the MGCL and the Company's Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to the Company's Charter and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

BOARD OF DIRECTORS

     The Company's Charter provides that the number of directors of the Company shall be established by the Bylaws but shall not be less than the minimum number required by the MGCL. Any vacancy (except for a vacancy caused by removal) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors or, in the case of a vacancy resulting from an increase in the number of directors, by a majority of the entire Board of Directors. A vacancy resulting from removal will be filled by the stockholders at the next annual meeting of stockholders or at a special meeting of the stockholders called for that purpose. The Charter provides that a majority of the Board must be Independent Directors.

     Pursuant to the Charter, the directors are divided into three classes as nearly equal in size as practicable. One class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1998, another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999 and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 2000. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified and the directors in the other two classes will continue in office. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

     PPD has the right to nominate two persons for election to the Board of Directors of the Company so long as PPD and its affiliates collectively beneficially own at least 25% of the outstanding shares of Common Stock.

REMOVAL OF DIRECTORS

     While the MGCL and the Charter empower the stockholders to fill vacancies in the Board of Directors that are caused by the removal of a director, the Charter precludes stockholders from removing incumbent directors except for cause and upon a substantial affirmative vote. Specifically, the Charter provides that a director may be removed only for cause (as defined in the Charter) and only by the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors except for cause and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between the Company and an Interested Stockholder or an affiliate thereof are prohibited for five years after the most recent date on which the person who beneficially owns 10% or more of the voting power of the Company's

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

then outstanding shares (an "Interested Stockholder") became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of the Company's voting stock and (ii) two-thirds of the votes entitled to be cast by holders of outstanding shares of the Company's voting stock other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the Company's stockholders receive a minimum price (as defined in the MGCL) for their shares of stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Company has opted out of the business combinations provisions of the MGCL. Therefore, an Interested Stockholder would be able to effect a "business combination" without complying with the requirements set forth above. Stockholder approval is required to opt back in to such provisions.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of the Company acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the Company. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider voting rights for the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the stockholders' meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions approved or exempted by the Charter or Bylaws and adopted at any time before the acquisition of shares. The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of stock. Such provision of the Bylaws may only be amended with stockholder approval. There can be no assurance that such provision will not be amended or eliminated at any time in the future. As a result of the Company's decision to opt out of the "control share acquisition" provisions of the MGCL, stockholders who acquire a substantial block of Common Stock are not precluded from exercising full voting rights with respect to their shares on all matters without first obtaining the approval of other stockholders entitled to vote. This may have the effect of making it easier for any such control share stockholder to effect a business combination with the Company. However, no assurance can be given that any such business combination would be consummated or, if consummated, would result in a purchase of shares of Common Stock from any stockholder at a premium.

AMENDMENT TO THE CHARTER AND BYLAWS

     The Charter provides that the Charter may be amended by the affirmative vote of a majority of all votes entitled to be cast on the matter. The Company's Bylaws may be amended by the affirmative vote of a majority of the Board of Directors or the affirmative vote of the holders of not less than a majority of the shares of the Company's stock entitled to vote thereon.

MEETINGS OF STOCKHOLDERS

     The Company's Bylaws provide for annual meetings of stockholders, commencing with the year 1998, to elect the Board of Directors and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by the President, the Chief Executive Officer or the Board of Directors and shall be called at the request in writing of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

     The MGCL and the Bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if such consent sets forth such action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Company's Bylaws provide that (i) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to the Company's notice of the meeting, (b) by or at the direction of the Board of Directors or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (ii) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, or provided that the Board of Directors has determined that directors shall be elected at such meeting, nominations of persons for election to the Board of Directors may be brought by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

     The provisions in the Charter on classification of the Board of Directors and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

DISSOLUTION OF THE COMPANY

     Under the MGCL and the Charter, the voluntary dissolution of the Company must be approved by (i) the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at any annual or special meeting of stockholders, and (ii) upon proper notice, stockholder approval by the affirmative vote of the holders of a majority of the total number of shares of stock outstanding and entitled to vote thereon.

LIMITATION OF LIABILITY AND INDEMNIFICATION FOR DIRECTORS AND OFFICERS

     The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     The Charter of the Company authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
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

(a) any present or former director or officer or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her stature as a present or former director or office of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

     The MGCL requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its directors and officers and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written statement by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct.

     This provision does not limit the right of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The Company has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that the Company indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the indemnification agreements, the Company must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under the Company's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights it provides.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have outstanding 20,814,012 shares of Common Stock (21,414,012 shares if the Underwriters' over-allotment option is exercised in full and PPD exercises its additional participation rights in full). The shares of Common Stock issued in the Offering will be freely tradable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in the Charter. See "Description of Capital Stock--Restrictions on Ownership and Transfer." The shares of Common Stock owned by PPD and Stuart Tanz and the other members of senior management of the Company (the "Restricted Shares") are "restricted" securities under the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule
144. As described below under "--Registration Rights," the Company has granted certain holders registration rights with respect to their shares of Common Stock.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of Restricted Shares from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of Restricted Shares from the Company or from any "affiliate" of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person is entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     The Company, Stuart Tanz and the other executive officers and directors of the Company have agreed not to, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters in the IPO, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, for a period of three years after the consummation of the IPO in August 1997. Prudential Securities Incorporated may, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements.


     PPD and Revenue Properties have agreed not to, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters in the IPO and the Offering, offer, sell, offer to sell, contract to sell, pledge (except as contemplated below), grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, for a period of three years after the consummation of the IPO; provided, however, that, due to certain tax considerations affecting the Company, PPD's lock-up agreement applies only to 4,162,702 shares of Common Stock owned by it (representing approximately 39.2% of PPD's interest in the Company immediately following the consummation of the Offering and PPD's exercise of its participation rights) and permits PPD to pledge of all of its shares of Common Stock, including the shares purchased by PPD upon the exercise of its participation rights, to an affiliate of Prudential Securities Incorporated as security for the three year margin loan effectuated upon the consummation of the IPO which is being modified in connection with this Offering to facilitate PPD's exercise of its participation rights. Although PPD was willing to enter into a lock-up agreement for all of the shares of Common Stock owned by it for a three year period following the Offering, PPD's lock-up is limited to 4,162,702 shares due to potential tax considerations affecting the Company.


     It should be noted that PPD shall at times be subject to the restrictions on resale of Common Stock as promulgated by Rule 144 in that, barring the filing of a registration statement in connection with the resale by

PPD of the Common Stock, PPD shall not resell shares of Common Stock until August 1998, and the amount of such resale for each consecutive three month period shall not exceed the greater of (i) 1% of the shares of Common Stock outstanding or (ii) the average weekly trading volume in such shares of Common Stock reported on all national securities exchanges and/or reported through the automated quotation system of a registered securities association for the four calendar weeks specified in Rule 144 or (iii) the average weekly trading volume in such shares of Common Stock reported an all national securities exchanges and/or reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Exchange Act of 1934, as amended (the "Exchange Act") for the four calendar weeks specified in Rule 144, as long as PPD remains an affiliate of the Company.

     Neither the Company, Revenue Properties nor PPD will cause any shelf or other registration statement for the resale of Common Stock of the Company owned by Revenue Properties, PPD or any of their corporate affiliates to be filed with the Commission for a period of three years from the date of completion of the IPO in August 1997 without the prior written consent of Prudential Securities Incorporated; provided, however, that the filing of a registration statement to cover the resale of Common Stock in connection with the exercise of remedies upon the occurrence of an event of default pursuant to the pledge by Revenue Properties or PPD of all of its respective shares of Common Stock to an affiliate of Prudential Securities Incorporated or its transferees shall be permitted, and the Company has agreed to effectuate such filing on the one year anniversary of the consummation of the IPO.


     The Company has established the 1997 Stock Option and Incentive Plan for the purpose of attracting and retaining directors, executive officers and other key employees. See "Management--Compensation of Directors." In connection with the IPO, the Company issued options to purchase 900,000 shares of Common Stock to directors, executive officers and certain key employees and awarded 130,000 shares of restricted stock to members of senior management. Since the IPO, the Company has issued options to purchase an additional 277,500 shares of Common Stock to its directors, executive officers and certain key employees.


     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock (including sales pursuant to Rule 144) or the availability of shares of Common Stock for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the shares of Common Stock and impair the Company's ability to obtain additional capital through the sale of equity securities. See "Risk Factors--Effect on Common Stock Price of Shares Available for Future Sale." For a description of certain restrictions on transfers of Common Stock held by certain stockholders of the Company, see "Underwriting" and "Description of Capital Stock--Restrictions on Ownership and Transfer."

REGISTRATION RIGHTS


     In connection with the IPO, the Company granted PPD and Stuart Tanz certain registration rights (collectively, the "Registration Rights") with respect to the shares of Common Stock received by them (the "Registrable Shares"). The Company has agreed to file and generally keep continuously effective, beginning three years after the completion of the IPO in August 1997, a registration statement covering the resale of shares of Common Stock owned by PPD (subject to certain exceptions; see "Underwriting") and Stuart Tanz. In addition, the Company has granted PPD piggyback registration rights, three years after completion of the IPO, with respect to shares of Common Stock acquired by PPD by any means. The Company will bear expenses incident to its registration obligations upon exercise of the Registration Rights, including the payment of federal securities law and state Blue Sky registration fees, except that it will not bear any underwriting discounts or commissions or transfer taxes relating to registration of Registrable Shares.


REINVESTMENT AND SHARE PURCHASE PLAN

     The Company is considering the adoption of a Distribution Reinvestment and Share Purchase Plan that would allow stockholders to automatically reinvest cash distributions on their outstanding shares of Common Stock to purchase additional shares of Common Stock possibly at a discounted price and without the payment of any brokerage commission or service charge. Stockholders would also have the option of investing limited additional amounts by making cash payments. No decision has been made yet by the Company whether or not to adopt such a plan and there can be no assurance that such a plan will ever be adopted by the Company.

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

                        FEDERAL INCOME TAX CONSEQUENCES

     The following summary of material federal income tax considerations regarding the Company and the Offering is based on current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Latham & Watkins, tax counsel to the Company, as to the material federal income tax considerations relevant to purchasers of the Common Stock. This discussion is based on the Code, existing and proposed Treasury Regulations thereunder, judicial decisions and administrative rulings and practice, all as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders, including insurance companies, financial institutions or broker-dealers, tax-exempt organizations (except to the extent discussed under the heading "Taxation of Tax-Exempt Stockholders") foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "Taxation of Non-U.S. Stockholders") subject to special treatment under the federal income tax laws. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to a particular stockholders.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General

     The Company plans to make an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1997. The Company believes that, commencing with its taxable year ending December 31, 1997, it has been organized and operates in such a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operated in such a manner. However, no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified.

     These sections of the Code and the corresponding Treasury Regulations are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     Latham & Watkins has acted as tax counsel to the Company in connection with the Offering and the Company's election to be taxed as a REIT. In the opinion of Latham & Watkins, commencing with the Company's taxable year ending December 31, 1997, the Company has been organized and operated in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of the Company and is conditioned upon certain representations made by the Company as to factual matters. In addition, this opinion is based upon the factual representations of the Company concerning its business and properties as set forth in this Prospectus and assumes that the actions described in this Prospectus are completed in the manner described herein. Latham & Watkins is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed,

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

perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure to Qualify" below. With respect to certain legal matters relating to Maryland law, Latham & Watkins has relied upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP, counsel for the Company.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows. First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains (although stockholders will receive an offsetting credit against their own Federal income tax liability for Federal income taxes paid by the Company with respect to any such undistributed net capital gains). Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (i.e., generally, property acquired by the Company by foreclosure or otherwise upon default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation (such as the mergers of certain PPD subsidiaries into subsidiaries of the Company) and such basis is less than the fair market value of such asset at the time of such acquisition (with the excess of such fair market value over such basis amount being referred to as the "Built-In Gain"), if the Company recognizes any Built-In Gain on the disposition of such Built-In Gain Asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, such Built-In Gain will be subject to tax at the highest regular corporate rate applicable pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19 and that the availability or nature of such election is not modified as proposed in President Clinton's 1999 Federal Budget Proposal.

  Requirements for Qualification

     The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and
(vii) which meets certain other tests, described below, regarding the nature of its income and assets and the level of its distributions. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For

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

purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (vi).

     The Company believes that the conditions set forth in (i) through (vii) above have been satisfied. The Company also believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership pursuant to the Offering to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and
(vi) above. Such ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above, in which case the Company would no longer be qualified as a REIT; provided, however, beginning January 1, 1998, if the Company complies with the rules contained in the applicable Treasury Regulations (the "Stock Ownership Regulations") requiring the Company to attempt to ascertain the actual ownership of its shares, and the Company does not know, and would not have known through the exercise of reasonable diligence, whether it failed to meet the requirement set forth in condition (vi) above, the Company will be treated as having met such requirement. In addition, upon completion of the Offering and the exercise of PPD's participation rights, 51.1% of the Company's stock will be owned by PPD, which is itself a wholly-owned subsidiary of Revenue Properties, and certain of PPD's affiliates. There are no ownership or transfer restrictions of the type described above in effect with respect to Revenue Properties' stock. Approximately 34% of Revenue Properties' outstanding shares of common stock are currently owned by the Tanz Family and approximately an additional 19.5% are owned by Acktion Corporation. If the ownership concentration of the Tanz Family or Acktion Corporation (or some other party) in Revenue Properties were to increase, then the Company might no longer satisfy conditions (v) and (vi) above, and therefore, might no longer be qualified as a REIT. See "--Failure to Qualify" below. However, the Company's Charter permits the Company to cause the transfer of such number of shares of Common Stock owned by PPD to a trust having a charitable beneficiary so as to avoid REIT disqualification.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. From its inception, the Company has had a calendar taxable year.

  Ownership of Partnership Interests

     The Company owns and operates one or more properties through partnerships or limited liability companies (in the following discussion of Federal Income Tax Consequences, references to partnerships and their partners shall include limited liability companies and their members). In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets and items of income of any partnership in which the Company is a partner (including the partnership's share of such items of any subsidiary partnerships) will be treated as assets and items of income of the Company for purposes of applying the requirements described herein. A discussion of some aspects of the federal income taxation of partnerships and their partners is provided below in "--Tax Risks Associated with Partnerships." The Company has direct control of all partnerships in which it is a partner and intends to operate such partnerships in a manner consistent with the requirements for qualification as a REIT.

  Ownership of Subsidiaries

     The Company owns and operates a number of properties through its wholly-owned subsidiaries (each a "QRS"). The Company will have owned 100% of the stock of each of the QRSs at all times that each of the QRSs has been in existence. As a result, the QRSs will be treated as "qualified REIT subsidiaries" under the Code. A corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the requirements described herein, the QRSs will be ignored, and all assets, liabilities and items of income, deduction and credit of such QRSs will be treated as assets, liabilities and items of income, deduction and credit the Company. A qualified REIT subsidiary will not be subject to federal income tax and the Company's ownership of the voting stock of such a subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of such issuer's voting securities, nor will the Company's ownership of 100% of such subsidiary's stock violate the restriction against the Company's ownership of any one issuer's securities, the value of which constitutes more than 5% of the value of the Company's total assets, described below under "--Asset Tests."

  Income Tests

     In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, for taxable years beginning prior to August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. The 30% gross income test has been repealed and will not apply beginning with the Company's 1998 taxable year.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property (subject to a 1% de minimus exception applicable to the Company for its taxable year beginning on or after January 1, 1998), other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (except as provided below), (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above),
(ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue. Notwithstanding the foregoing, the Company may take one or more of the actions described in the preceding sentence if, based on the advice of counsel, the Company determines that such action or actions will not have an adverse effect on the Company's status as a REIT.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company has not derived and does not expect to derive any interest which would fail to qualify under the 75% and 95% gross income tests.

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

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "Taxation of the Company--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% income test (which test, however, has been repealed beginning with the Company's 1998 taxable year), in which case the Company would cease to qualify as a REIT.

     Any gain realized by the Company on the sale of any property held (or deemed to be held) as inventory or other property held (or deemed to be held) primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by any partnership in which the Company is a partner or any qualified REIT subsidiary of the Company) will be treated as income from a prohibited transaction that is subject to a 100% tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties as are consistent with the Company's investment objectives (and in a manner so as to minimize the risk that such sales would be treated as prohibited transactions subject to the 100% penalty tax). There can be no assurance, however, that the IRS might not contend that one or more of such sales should be treated as prohibited transactions subject to the 100% penalty tax.

  Asset Tests

     The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by partnerships in which the Company owns an interest) must be represented by real estate assets, including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (i.e., at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by partnerships in which the Company owns an interest) may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by partnerships in which the Company owns an interest) and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company currently holds 100% of the stock of each of the QRSs. As set forth above, the assets tests provide that a REIT may not own securities of any one issuer which constitute more than 10% of such issuer's voting securities or more than 5% of the value of the REIT's total assets. However, since the QRSs are "qualified REIT subsidiaries" as defined in the Code, such subsidiaries will not be treated as separate corporations for federal income tax purposes, and the Company's ownership of the stock of the QRSs will not cause the Company to fail any of the foregoing asset tests.

     After initially meeting the foregoing asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in any partnership in which the Company is a partner), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and intends to continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure any noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

  Annual Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount or purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of the "REIT taxable income" as described in clause (i)(a) above. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset (together with the preceding sentence, the "95% distribution requirement"). Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. Such distributions are taxable to holders of Common Stock (other than tax-exempt entities, as discussed below) in the year in which paid, even though such distributions relate to the prior year for purposes of the Company's 95% distribution requirement. The amount distributed must not be preferential (i.e., each holder of shares of Common Stock must receive the same distribution per share). To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute (or is not otherwise deemed to have distributed) during each calendar year (or, in the case of distributions with dividend declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed that year for purposes of calculating such tax. The Company believes that it has made, and intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to avoid or minimize the amount of any liability for corporate income or excise taxes.

     The Company's REIT taxable income has been and is expected to continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the 95% Distribution Requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to maintain its qualification as a REIT would reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, President Clinton's 1999 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 1999, and thus could effectively preclude the Company from re-electing to be taxed as a REIT following a loss of REIT status.

CONSEQUENCES OF THE FORMATION TRANSACTIONS ON THE COMPANY'S QUALIFICATION AS A REIT--EARNINGS AND PROFITS DISTRIBUTION REQUIREMENT

     A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute all such earnings and profits (the "E&P Distribution Rule"). Failure to do so would result in the loss of the Company's REIT status. See "--Failure to Qualify." In a corporate reorganization qualifying as a tax-free reorganization, the acquired corporation's earnings and profits may carryover to the surviving corporation. Thus, any earnings and profits treated as having been acquired by a REIT through such a transaction will be treated as accumulated earnings and profits of the REIT attributable to non-REIT years.

     As part of the Formation Transactions, certain of PPD's wholly-owned subsidiaries (the "Merger Subsidiaries") were merged (the "Mergers") with and into the Company or one of several newly formed QRSs of the Company. Accordingly, any earnings and profits of such Merger Subsidiaries could have carried over to the Company. In addition, it is possible that certain of the other Formation Transactions ("Other E&P Transactions") could be treated as tax-free reorganizations which could have resulted in the carryover of earnings and profits from other wholly-owned PPD subsidiaries (collectively with the Merger Subsidiaries, the "PPD Subsidiaries" and each such subsidiary individually, a "PPD Subsidiary") to the Company. While not free from doubt, the Company believes, and intends to take the position, that the earnings and profits of the PPD Subsidiaries remained with the PPD affiliated group and were not acquired by the Company in the Formation Transactions. For purposes of applying the E&P Distribution Rule, however, the Company has assumed that the earnings and profits of the PPD Subsidiaries (the "PPD Earnings") did carry over to the Company and therefore the Company had distributed (or had been deemed to have distributed) any such earnings and profits prior to the end of 1997 (the year in which the Mergers occurred) in order to avoid REIT disqualification for 1997.

     The amount of earnings and profits acquired by the Company was based on the PPD Earnings of each PPD Subsidiary immediately prior to its acquisition by the Company. The Company has determined the amount of the PPD Earnings through an earnings and profits study based upon the corporate tax returns of PPD and its subsidiaries for the tax years beginning with PPD's and each such subsidiary's date of incorporation through the dates of the Mergers and Other E&P Transactions. The Company requested that the accounting firm of Arthur Andersen LLP determine the PPD Earnings for purposes of the E&P Distribution Rule. Arthur Andersen LLP's determination was based upon PPD's and its subsidiaries' tax returns as filed with the IRS and other assumptions and qualifications set forth in their determination. Based on such assumptions, Arthur Andersen LLP determined that several of the PPD Subsidiaries had earnings and profits, and that the aggregate amount of the earnings and profits of such subsidiaries (i.e., the PPD Earnings) did not exceed $350,000 as of the date each such corporation (or its assets) was acquired by the Company or a QRS of the Company.

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

     To determine the amount of distributions required to have been made (or deemed to have been made) by the Company during 1997 to distribute the PPD Earnings, the Company determined the source of each of its distributions made during 1997. Only those distributions that were sourced to the PPD Earnings were treated as reducing such earnings and profits. In determining the source of a distribution, consideration was generally given first, to the current earnings and profits of the taxable year and second, to earnings and profits accumulated in prior years. Accordingly, to distribute the PPD Earnings, the Company was required to distribute (or be deemed to distribute) during 1997 the sum of (i) all 1997 earnings and profits, and (ii) the amount of the PPD Earnings. Furthermore, with respect to annual distributions that were made only in cash and were in excess of current year earnings and profits, only a proportionate amount of each distribution was treated as sourced from current year earnings and profits. That portion of each such distribution that was not sourced to current year earnings and profits was sourced to earnings and profits accumulated in prior years (including the PPD Earnings) that are available at the time of the distributions. Accordingly, distributions made by the Company during 1997, but prior to the date of the acquisition of the subsidiary or property which carried over PPD Earnings to the Company, were not treated as reducing the PPD Earnings. The Company believes that in 1997 it made (or was deemed to have made) distributions sufficient to carry out all of the Company's 1997 earnings and profits and all PPD Earnings.

     The calculation of the amount of PPD Earnings, and whether the PPD Earnings were acquired by the Company in the Formation Transactions, are subject to challenge by the IRS. The IRS may examine PPD's or its subsidiaries' prior years' tax returns and propose adjustments which would have the effect of increasing PPD's or its subsidiaries' taxable income. Because the earnings and profits study used to calculate the amount of PPD Earnings is based upon these returns, such adjustments could increase the amount of PPD Earnings required to have been distributed. However, the Company would be permitted, within 90 days of such a determination by the IRS, to make a distribution of such additional earnings and profits. The Company would also be required, in that event, to pay the IRS an interest charge based upon 50% of the amount not previously distributed. If such additional distribution and interest payment were made, the Company's failure to distribute the required amount of earnings and profits would not prevent the Company from qualifying as a REIT for years subsequent to 1997 (although the Company would fail to qualify as a REIT for 1997 notwithstanding such distribution and payment). However, even if the IRS should challenge the Company's calculation of the amount of PPD Earnings, the Company believes that it will not have had earnings and profits attributable to non-REIT years as of the close of 1997 and therefore that the Company will qualify as a REIT for 1997. See "--Failure to Qualify."

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY

     As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source, or
(iv) is a trust, the administration of which is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders.

     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction in the case of U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending upon the period of time that the Company held the assets to which such gains were attributable and upon certain designations, if any, which may be made by the Company, such gains will be taxable to non-corporate U.S. Stockholders at a rate of

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

either 20%, 25% or 28%. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his or her shares of Common Stock for tax purposes by the amount of such distribution (but not below zero). Distributions in excess of a U.S. Stockholder's adjusted basis in his or her shares will be taxable as capital gains (provided that the shares have been held as a capital asset). With respect to non-corporate U.S. Stockholders, amounts described as being treated as capital gains in the preceding sentence will be taxable as long-term capital gains if the shares to which such gains are attributable have been held for more than eighteen months, mid-term capital gains if such shares have been held for more than one year but not more than eighteen months, or short-term capital gains if such shares have been held for one year or less. Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

     Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Common Stock, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for the maximum capital gains rate by the amount of such gain with respect to such Common Stock.

     The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. In such event, the Company would pay tax on such retained net long-term capital gains. The maximum rate of tax applicable to corporate capital gains is 35%. In addition, to the extent designated by the Company, a U.S. Stockholder generally would (i) include its proportionate share of such undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company's taxable year falls (subject to certain limitations as to the amount so includible), (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in such U.S. Stockholder's long-term capital gains, (iii) receive a credit or refund for such amount of tax deemed paid by it, (iv) increase the adjusted basis of its shares by the difference between the amount of such includible gains and the tax deemed to have been paid by it, and (v) in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

     Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset. Notwithstanding the foregoing, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Common Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding,

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

and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder who does not provide the Company with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax; any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Stockholders" below.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by certain tax-exempt entities. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt stockholders described below) has not held its shares of Common Stock as "debt financed property" within the meaning of the Code (generally shares of Common Stock, the acquisition of which was financed through a borrowing by the tax-exempt stockholder) and such shares are not otherwise used in a trade or business, dividend income from the Company will not be UBTI to such tax-exempt shareholder. Similarly, income from the sale of Common Stock will not constitute UBTI unless such tax-exempt stockholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

     For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (b) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income of the REIT. A de minimis exception applies if the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances, including, for example, if the investment in the Company is connected to the conduct by a Non-U.S. Stockholder of a U.S. trade or business. In addition, this discussion is based on current law, which is subject to

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

change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in Common Stock, including any reporting requirements.


  Distributions




     Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income, to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business or, if an income tax treaty applies, as attributable to a United States permanent establishment of the Non-U.S. stockholder. Dividends that are effectively connected with such a United States trade or business (or, if an income tax treaty applies, that are attributable to a United States permanent establishment of the Non-U.S. Stockholder) will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income and permanent establishment exemptions discussed above.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that such excess distributions do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. If, at the time of the distribution, the Company is not a "domestically-controlled REIT," then the Common Stock will constitute a "United States real property interest" and the distribution will therefore be subject to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). See "--Sale of Common Stock" below. For FIRPTA withholding purposes (discussed below), such distributions (i.e., distributions that are not made out of earnings and profits) will be treated as consideration for the sale or exchange of shares of Common Stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will give rise to gain from the sale or exchange of his or her stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. A Non-U.S. Stockholder may obtain such a refund by filing the appropriate claim for refund with the IRS.

     Distributions to a Non-U.S. Stockholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) investment in the Common Stock is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent \establishment of the Non-U.S. Stockholder, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. A Non-U.S. Stockholder would thus generally be entitled to offset its gross income by allowable deductions and would pay tax on the resulting taxable income at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Stockholder that is a corporation and is not entitled to treaty relief or exemption, as discussed above. The Company is required to withhold tax equal to 35% of the amount of any such distribution. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability. To the extent that such withholding exceeds the actual tax owed by the Non-U.S. Stockholder, the Non-U.S. Stockholder may claim a refund from the IRS.

     The Company or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares of Common Stock on behalf of a Non-U.S. Stockholder will generally bear the burden of withholding, provided that the Company has properly provided a required notice and certain other requirements are met.


  Sale of Common Stock


     Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of Common Stock generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of the FIRPTA. The Common Stock will not constitute a "United States real property interest" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. At the close of the Offering, it is expected that in excess of 50% in value of the stock of the Company will be owned by PPD, which is in turn 100% owned by Revenue Properties, a Canadian corporation. It is not clear whether Revenue Properties' indirect ownership of stock of the Company will prevent the Company from being a "domestically controlled REIT." If the Company is a "domestically controlled REIT," the sale of shares of Common Stock would not be subject to taxation under FIRPTA. Notwithstanding the foregoing, gain from the sale or exchange of shares of Common Stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain, or (ii) the investment in Common Stock is effectively connected with the non-U.S. Stockholder's United States trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders (except that a 30% branch profits tax may also apply as discussed above).

     If the Company does not qualify as, or ceases to be, a "domestically-controlled REIT," gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of Common Stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" unless the shares are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE) and the selling Non-U.S. Stockholder held no more than 5% (after applying certain constructive ownership rules) of the shares of Common Stock during the shorter of (i) the period during which the taxpayer held such shares, or (ii) the 5-year period ending on the date of the disposition of such shares. If gain on the sale or exchange of shares of Common Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder may be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price. The 10% withholding tax will not apply if the shares are "regularly traded" on an established securities market.

  Backup Withholding Tax and Information Reporting


     Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends or (iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. Backup withholding is not an additional tax. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.


  New Withholding Regulations


     Final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were recently promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations provide a certification rule under which a foreign stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United States corporation will be required to satisfy certain certification and other requirements. In addition, the New Withholding Regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax (subject to any applicable deduction or exemption) to such portion, and to apply the FIRPTA withholding rules (discussed above) with respect to the portion of the distribution designated by the REIT as capital gain dividend. The New Withholding Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules.

     THE DISCUSSION SET FORTH ABOVE IN "TAXATION OF NON-U.S. STOCKHOLDERS" DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE NON-U.S. STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE NEW WITHHOLDING REGULATIONS.

TAX RISKS ASSOCIATED WITH PARTNERSHIPS

     The Company will own interests in several partnerships following the Offering, and may own interests in additional partnerships in the future. The ownership of an interest in a partnership involves special tax risks, including the possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company, and
(ii) the status of a partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. This partnership status risk should be diminished by Treasury Regulations that were issued on December 17, 1996 and which are effective January 1, 1997. With respect to the Company's existing partnership investments, these regulations provide that (1) previously claimed partnership status, if supported by a reasonable basis for classification, will generally be respected for all periods prior to January 1, 1997; and (2) previously claimed partnership status will generally be retained after January 1, 1997, unless an entity elects to change its status by filing a formal election. The Company believes that it has a reasonable basis for the classification of the partnerships in which it owns interests as partnerships for federal income tax purposes and has neither filed nor caused to be filed, nor will it file (or cause to be filed), an election to be treated otherwise. If a partnership elected to be treated as, or was otherwise deemed to be, an association taxable as a corporation for federal income tax purposes, it would be treated as a taxable entity. In such a situation, if the Company owned more than 10% of the outstanding voting securities of such partnership, or if the value of such securities exceeded 5% of the value of the Company's assets, the Company would fail to satisfy the asset tests described above, and would therefore fail to qualify as a REIT. Further, distributions from such partnership to the Company would be treated as dividends that are not taken into account in satisfying the 75% gross income test described above, which would make it more difficult for the Company to satisfy that test. Moreover, the interest in any such partnership held by the Company would not qualify as a "real estate asset," which would make it more difficult for the Company to meet 75% asset test described above. In addition, the Company would not be able to deduct its share of any losses generated by such a partnership in computing its taxable income, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Failure to Qualify" for a discussion of the effect of the Company's failure to meet any one or more of these tests for a taxable year.

     The Company believes that the partnerships in which it owns interests have been and will continue to be treated as a partnerships (rather than as associations taxable as corporations) for federal income tax purposes. The Company's position in this respect is not binding on the IRS and no assurance can be given that the IRS will not successfully challenge the status of any partnership as a partnership for federal income tax purposes.

RECENTLY PROPOSED LEGISLATION

     As set forth above, upon completion of the offering, PPD, which is a wholly-owned subsidiary of Revenue Properties, is expected to hold in excess of 50% of the voting power and value of the stock of the Company. President Clinton's 1999 Federal Budget Proposal contains language which, if enacted in its present form, would impose as an additional requirement for REIT qualification that no person (defined to include certain entities such as corporations) be permitted to own stock possessing more than 50 percent of the total combined voting power of all classes of voting stock or more than 50 percent of the total value of shares of all classes of stock. It is not possible to predict with certainty whether this portion of the President's Budget Proposal will ultimately be enacted into law, the character and details of the provisions which would be included in any legislation so enacted and whether and to what extent such legislation would affect the Company and the stockholders or whether any such effect would be adverse. Depending upon the final language of any legislation actually enacted, it is possible that PPD could be required to dispose of a sufficient number of shares of Common Stock to preserve the Company's status as a REIT, or, pursuant to the Company's Charter, such shares would be transferred to a trust for the benefit of a charitable beneficiary. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

OTHER TAX CONSEQUENCES

     As discussed above, the Company acquired a number of properties through the merger of the Merger Subsidiaries with and into the Company or the QRSs. These transactions were intended to qualify as tax free reorganizations under the Code. One consequence of having acquired such properties in this manner is that the initial tax basis of the Company in the properties is equal to the tax basis the Merger Subsidiaries had in the properties. As a result, the Company's initial tax basis in such properties was less than the fair market value of the properties at the time of acquisition. The lower tax basis reduces the amount of depreciation deductions the Company is permitted to take, and will increase the amount of taxable gain (or reduce the amount of tax loss) recognized by the Company on the disposition of such properties. In addition, any net operating losses of such Merger Subsidiaries carried over to the Company and, subject to certain limitations, are available to the Company to offset the taxable income, if any, of the Company. As a result, any such net operating losses could reduce the amount of distributions to stockholders which the Company is required to make.

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

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

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") and the Code that may be relevant to a prospective purchaser (including with respect to the discussion contained in "--Plan Assets Issue," to a prospective purchaser that is not an employee benefit plan, another tax-qualified retirement plan, an individual retirement account or an individual retirement annuity ("IRAs")). This discussion does not propose to deal with all aspects of ERISA or the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders (including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of the Code, and governmental plans and church plans that are exempt from ERISA and prohibited transaction provisions of the Code but that may be subject to state law requirements) in light of their particular circumstances.

     THE FOLLOWING IS INTENDED TO BE A SUMMARY ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL PLANNING WITH A LEGAL ADVISOR.

     A FIDUCIARY MAKING THE DECISION TO INVEST IN SHARES OF COMMON STOCK ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS A PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA OR OTHER EMPLOYEE BENEFIT PLAN (COLLECTIVELY "PLANS") IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, THE CODE AND (TO THE EXTENT NOT PREEMPTED) STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF SHARES OF COMMON STOCK BY SUCH PLAN OR IRA. A fiduciary should also consider the entire discussion under the heading "--Federal Income Tax Consequences," as material contained therein may be relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase shares of Common Stock.

FIDUCIARY CONSIDERATIONS

     Each fiduciary of a Plan should carefully consider whether an investment in shares of Common Stock is consistent with its fiduciary responsibilities under ERISA or applicable state law. In particular, to the extent a Plan is subject to ERISA, the fiduciary requirements of Part 4 of Title I, Subtitle B of ERISA require (i) the Plan's investments to be prudent and in the best interests of the Plan's participants and beneficiaries, (ii) the Plan's investments to be diversified in order to reduce the risk of large losses, unless under the circumstances it is clearly prudent not to do so and (iii) the Plan's investments to be authorized under the terms of the governing documents of the Plan. In determining whether an investment in shares of Common Stock is prudent for purposes of ERISA, the appropriate fiduciary of a Plan should consider all of the facts and circumstances, including, without limitation, whether the investment is reasonably designed, as a part of the Plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow and funding requirements of the Plan, and the liquidity and current return of the Plan's portfolio. A fiduciary should also take into account the nature of the Company's business, the management of the Company and the length of the Company's operating history and other matters described under "Risk Factors."

     In addition, provisions of ERISA prohibit certain transactions with a Plan that involve persons who have specified relationships with a Plan. Provisions of the Code impose excise taxes on persons who have specified relationships with a Plan and engage in certain prohibited transactions with the Plan. The consequences of such prohibited transactions include excise taxes, disqualification of IRAs and other liabilities.

PLAN ASSETS ISSUE

     A prohibited transaction may occur if the assets of the Company are deemed to be Plan assets. In certain circumstances where a Plan holds an interest in an entity, the assets of the entity are deemed to be Plan assets (the "look-through rule") for purposes of ERISA and the prohibited transaction provisions of the Code. Under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets may be a Plan fiduciary. Plan assets are not defined in ERISA or the Code, but the

United States Department of Labor has issued regulations, effective March 13, 1987 (the "Regulations"), that outline the circumstances under which a Plan's interest in an entity will be subject to the look-through rule.

     The Regulations apply only to the purchase by a Plan of an "equity interest" in an entity, such as shares of Common Stock of the Company. However, the Regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities."

     Under the Regulations, a "publicly-offered security" is a security that is
(i) "freely transferable," (ii) part of a class of securities that is "widely held" and (iii) either (a) part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or (b) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such longer period as may be allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

     Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less, any restriction on or prohibition against any transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not of itself prevent the security from being considered "freely transferable." A class of securities is considered "widely held" only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another.

     The Company anticipates that the Common Stock will meet the criteria of the "publicly-offered securities" exception to the look-through rule. First, the Company anticipates that the Common Stock will be considered to be "freely transferable," as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those required under federal income tax laws to maintain the Company's status as a REIT. Second, the Company believes that the Common Stock will be held by 100 or more investors and that at least 100 or more of these investors will be independent of the Company and of one another. Third, the Common Stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and will be registered under the Exchange Act within 120 days after the end of the fiscal year of the Company during which the offering of such securities to the public occurs. Accordingly, the Company believes that if a Plan purchases the Common Stock, the Company's assets should not be deemed to be Plan assets for purposes of ERISA and the Code and, therefore, that any person who exercises authority or control with respect to the Company's assets should not be a fiduciary of a Plan by reason of such Plan's purchase of Common Stock.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:


                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................    500,000
BancAmerica Robertson Stephens..............................    500,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    500,000
Smith Barney Inc. ..........................................    500,000
                                                              ---------
Total.......................................................  2,000,000
                                                              =========


     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.


     The Underwriters, through the Representatives, have advised the Company that they propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to certain selected dealers a concession of not in excess of $0.64 per share, and that such dealers may re-allow a concession not in excess of $0.10 per share to certain other dealers. After the Offering, the public offering price and the concessions may be changed by the Representatives.


     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to 2,000,000.

     The Company has agreed to indemnify the several Underwriters against and contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     In connection with the IPO, Stuart Tanz and the other executive officers and directors of the Company agreed not to, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters in the IPO in August 1997, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, for a period of three years after the consummation of the IPO. Prudential Securities Incorporated may, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements.

     In connection with the IPO and the Offering, PPD and Revenue Properties agreed not to, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters in the IPO and the Offering, offer, sell, offer to sell, contract to sell, pledge (except as contemplated below), grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, for a period of three years after the consummation of the IPO, except pursuant to the terms described in "Shares Eligible For Future Sale."

     The Company will not, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company for a period of 180 days after the date hereof, except (A) pursuant to the Underwriting Agreement, (B) pursuant to a dividend reinvestment plan of the Company, (C) pursuant to the 1997 Stock Option and Incentive Plan, and (D) in connection with the acquisition by the Company of real property or interests in entities holding real property, provided that the recipient or transferee of such securities or interests agrees in writing to be subject to the lock-up contained in this paragraph (without giving effect to clauses (A), (B), (C) and (D)) for a period ending on the date that is 180 days after the date hereof.

     Any offers of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province in Canada in which such offer is made.

     The Prudential Insurance Company of America, the parent of Prudential Securities Incorporated, in connection with the contemplated retirement at the completion of the IPO of the debt on Monterey Plaza, obtained from the Company an agreement granting The Prudential Insurance Company of America a right of first refusal on all debt offerings, private or public, until December 31, 1998.

     Bank of America NT&SA, an affiliate of BankAmerica Corp., the parent company of BancAmerica Robertson Stephens, is lead agent for the Company's Unsecured Credit Facility which matures in August 2000.


     In connection with the Offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Commission, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following the completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 300,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


                                    EXPERTS

     The consolidated financial statements and Schedule III of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the statements of revenue and certain expenses for The Oregon Portfolio and San Dimas Marketplace for the year ended December 31, 1997, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The reports on the statements of revenue and certain expenses for The Oregon Portfolio and San Dimas Marketplace contain a paragraph that states that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Commission, as described in Note 1 to the statement of revenue and certain expenses. It is not intended to be a complete presentation of The Oregon Portfolio's or San Dimas Marketplace's revenue and expenses.

                                 LEGAL MATTERS


     Certain legal matters in connection with the Offering will be passed upon for the Company by Latham & Watkins and certain legal matters relating to Maryland law, including the validity of the issuance of the shares of Common Stock offered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP. Certain legal matters will be passed upon for the Underwriters by Pryor Cashman Sherman & Flynn LLP, New York, New York. In addition, the description of federal income tax consequences contained in this Prospectus under "Federal Income Tax Consequences" is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Latham & Watkins, special tax counsel to the Company as to the material federal income tax consequences of the Offering.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, 450 Fifth Street N.W., Washington, D.C. 20599, a Registration Statement (of which this Prospectus is a part) on Form S-11 under the Securities Act and the rules and regulations promulgated thereunder with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and financial statements thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or by way of the Commission's Internet address, http://www.sec.gov. In addition, the Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company is required to file reports and other information with the Commission pursuant to the Exchange Act. In addition to applicable legal or NYSE requirements, if any, the stockholders of the Company will receive annual reports containing consolidated audited financial statements with a report thereon by the Company's independent certified public accountants, and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                                    GLOSSARY

     Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus:

     "1997 Acquisitions" means the acquisition of Monterey Plaza, Fairmont Shopping Center, Lakewood Shopping Center, Green Valley Town & Country, the secured notes receivable, Rainbow Promenade, The PNW Portfolio, Palmdale Shopping Center, Tustin Heights Shopping Center and Brookvale Shopping Center.

     "1997 Stock Option and Incentive Plan" means the 1997 Stock Option and Incentive Plan of the Company.

     "1998 Acquisitions" means the acquisition of San Dimas Marketplace, Bear Creek Plaza, The Oregon Portfolio, Manteca Marketplace, Creekside Center and Panther Lake Shopping Center.

     "Acktion Corporation" means Acktion Corporation, a publicly traded Canadian corporation.

     "Acktion Ownership Limit" means the waiver by the Board of Directors of the Ownership Limit with respect to Acktion Corporation and certain entities affiliated with Acktion Corporation, permitting such entities to actually or constructively own up to 10.5% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock.

     "ACM" means asbestos-containing materials.

     "Acquired Properties" means the 17 community and neighborhood shopping center properties acquired by the Company since the IPO.

     "ADA" means the Americans with Disabilities Act, enacted on July 26, 1990.

     "Annualized Base Rent" means total base rent, calculated in accordance with GAAP, to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12.

     "Audit Committee" means an audit committee established by the Board of Directors of the Company.

     "Base Rent" means gross rent excluding payments by tenants on account of real estate taxes, operating expenses and utility expenses.

     "Beneficiary" means a qualified charitable organization selected by the Company to receive in trust any excess shares resulting from a transfer of Common Stock in violation of the Ownership Limit or the Charter of the Company.

     "Blue Sky" means the securities laws and regulations of the states.

     "Built-In Gain" means the amount by which the basis of a Built-In Gain Asset is less than the fair market value of such asset at the time of its acquisition by the Company.

     "Built-In Gain Asset" means any asset acquired by the Company from a corporation which is or has been a C corporation in a transaction in which the basis of such asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation.

     "Bylaws" means the bylaws of the Company.

     "Charter" means the amended and restated articles of incorporation of the Company.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Stock" means shares of the Company's common stock, par value $.01 per share.

     "Commission" means the Securities and Exchange Commission.

     "Company" means Pan Pacific Retail Properties, Inc., a Maryland corporation.

     "Compensation Committee" means the executive compensation committee of the Company established by the Board of Directors.

     "Corporate Governance Committee" means the corporate governance committee of the Company established by the Board of Directors.

     "CPI" means consumer price index.

     "EITF 97-11" means the Financial Accounting Standards Board's Emerging Issues Task Force consensus on Issue No. 97-11 "Accounting for Internal Costs Relating to Real Estate Property Acquisitions".

     "ERISA" means the Employee Retirement Income Security Act of 1974.

     "E&P Distribution Rule" means the requirement that a REIT must distribute non-REIT earnings and profits by the close of its first taxable year in which it has non-REIT earnings and profits.

     "Excess PPD Shares" means those shares in excess of the PPD Ownership Limit acquired in a Violative Indirect Transfer.

     "Excess Shares" means those shares, the number of which is in excess of the Ownership Limit or such other limit.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980.

     "Formation Transactions" means the transactions described herein under the heading "Structure and Formation Transactions of the Company--Formation Transactions" which were consummated in connection with the Company's formation and IPO in August 1997.

     "Funds from Operations" means, as defined by NAREIT, net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs).

     "GAAP" means generally accepted accounting principles.

     "GLA" means gross leasable area.

     "HVAC" means heating, ventilation and air conditioning.

     "Independent Director" means a director who is not an employee, officer or affiliate of the Company or a subsidiary or division thereof, or a relative of a principal executive officer, or who is not an individual member of an organization acting as advisor, consultant or legal counsel, receiving compensation on a continuing basis from the Company in addition to director's fees.

     "Initial Properties" means the 25 Properties owned by the Company at the time of the IPO.

     "Interested Stockholder" means any person who beneficially owns 10% or more of the voting power of the Company's then outstanding shares.

     "IPO" means the initial public offering of the Company completed in August 1997.

     "IRA" means individual retirement annuity.

     "IRS" means the Internal Revenue Service.

     "LIBOR" means London Interbank Offered Rate.

     "Local Tenant" means any tenant that operates stores only within the same metropolitan area as the shopping center.

     "Merger" means the merger of the Merger Subsidiaries with and into the Company or one of four newly formed qualified REIT subsidiaries of the Company.

     "Merger Subsidiaries" means certain of PPD's wholly-owned subsidiaries.

     "MGCL" means the Maryland General Corporation Law, as amended.

     "Named Executive Officers" means the Company's Chief Executive Officer and the Company's three other most highly compensated officers.

     "NAREIT" means the National Association of Real Estate Investment Trusts.

     "NASDAQ" means the National Association of Securities Dealers Automated Quotations System.

     "National Tenant" means any tenant that operates in at least four metropolitan areas located in more than one region.

     "New Withholding Regulations" means final regulations dealing with withholding tax on income paid to foreign persons and related matters.

     "Non-U.S. Stockholders" means persons who are not U.S. Stockholders.

     "NYSE" means the New York Stock Exchange, Inc.

     "Offering" means the Offering of shares of Common Stock of the Company pursuant to and as described in this Prospectus.

     "Other E&P Transactions" means certain Formation Transactions which could be treated as tax-free reorganizations.

     "Ownership Limit" means the restriction contained in the Company's Charter providing that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 6.25% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock.

     "Partially-Owned Properties" means the following properties owned by partnerships of which the Company owns a partnership interest: Chino Town Square and Melrose Village Plaza.

     "Permitted Severance Event" means a termination of employment (a) by the Company without "cause," (b) by the executive for "good reason," or (c) pursuant to a "change in control" of the Company.

     "Phase I Assessments" means the Phase I Environmental Assessments conducted by independent environmental consultants at the Properties.

     "Plan" means a tax-qualified retirement plan, an IRA or other employee benefit plan.

     "PPD" means Pan Pacific Development (U.S.) Inc., a Delaware corporation.

     "PPDC" means Pan Pacific Development Corporation, the former sole shareholder of PPD.

     "PPD Contribution" means the contribution in cash of $26.5 million to the Company in connection with the Formation Transactions.

     "PPD Earnings" means the earnings and profits of the PPD Subsidiaries.

     "PPD Ownership Limit" means the waiver by the Board of Directors of the Ownership Limit with respect to PPD and certain entities affiliated with PPD, permitting such entities to actually or constructively own up to 55.0% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock.

     "PPD Properties" means, collectively, the neighborhood and community shopping centers of PPD.

     "PPD Subsidiaries" means the Merger Subsidiaries and other wholly-owned PPD subsidiaries.

     "Preferred Stock" means the preferred stock of the Company, par value $.01 per share.

     "Prohibited Owner" means a person or entity holding record title to shares in excess of the Ownership Limit.

     "Prohibited Transferee" means any person to which any transfer of Common Stock of the Company would result in the person violating the Ownership Limit or any waiver of the Ownership Limit relating to that person.

     "Properties" means the 42 shopping center properties referred to herein which comprise the Company's portfolio.

     "QRS" means a subsidiary of the Company.

     "Qualified Charitable Organization" means a non-profit organization of the type described in Sections 170(b)(1)(A), 170(c)(2) and 501(c)(3) of the Code.

     "Recognition Period" means the ten-year period beginning on the date a Built-In Gain Asset is acquired by the Company.

     "Regional Tenant" means any tenant that operates in two or more metropolitan areas located within the same region.

     "Registrable Shares" means the shares of Common Stock granted to PPD and Stuart Tanz in connection with the Formation Transactions.

     "Registration Rights" means those certain registration rights granted to PPD and Stuart Tanz in connection with the Formation Transactions.

     "Regulations" means regulations issued by the United States Department of Labor, effective March 13, 1987, that outline the circumstances under which a Plan's interest in an entity will be subject to the look-through rule.

     "REIT" means a real estate investment trust as defined in Section 856 of the Code which meets the requirements for qualification as a REIT described in Sections 856 through 860 of the Code.

     "Related Party Tenant" means a tenant actually or constructively owned 10% or more by the REIT or an owner of 10% or more of the REIT.

     "Representatives" means, collectively, Prudential Securities Incorporated, BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc.

     "Restricted Shares" means the shares of Common Stock owned by PPD and Stuart Tanz.

     "Revenue Properties" means Revenue Properties Company Limited, a publicly-held Canadian real estate company.

     "Rule 144" means Rule 144 promulgated under the Securities Act.

     "Same Store Properties" means those Properties that were owned by the Company for the entirety of the corresponding periods being compared.

     "Section 401(k) Plan" means the Company's Section 401(k) Savings/Retirement Plan.

     "Securities Act" means the Securities Act of 1933, as amended.

     "SFAS No. 130" means Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

     "SFAS No. 131" means Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information".

     "SFAS No. 132" means Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Retirement Benefits".

     "Tanz Family" means Mark Tanz, Stuart Tanz, Russell Tanz and other family members.

     "Tanz Family Ownership Limit" means the waiver by the Board of Directors of the Ownership Limit with respect to the Tanz Family, permitting the Tanz Family to actually or constructively own (including through the ownership of stock of PPD or Revenue Properties), in the aggregate, up to 24.0% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock.

     "The Oregon Portfolio" means Milwaukie Marketplace, Pioneer Plaza, Shute Park Plaza, Powell Valley Junction and 24 Hour Fitness.

     "The PNW Portfolio" means Claremont Village, Olympia West Center and Tacoma Central.

     "Treasury Regulations" means regulations of the U.S. Department of the Treasury under the Code.

     "UBTI" means unrelated business taxable income.

     "Underwriting Agreement" means the Underwriting Agreement between the Company and the Representatives relating to the purchase of the Common Stock offered hereby.

     "Underwriters" means Prudential Securities Incorporated, BancAmerica Robertson Stephens, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc.

     "Unsecured Credit Facility" means the Company's $200 million variable rate unsecured acquisition credit facility which will mature in August 2000.

     "U.S. Stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) is a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

     "Violative Indirect Transfer" means an increase in the actual or constructive ownership of stock in Revenue Properties or PPD by one or more members of the Tanz Family or some other individual or entity which could result in the disqualification of the Company as a REIT.

     "White Paper" means the White Paper on Funds from Operations approved by the Board of Governors of the NAREIT in March of 1995.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Pro Forma Condensed Consolidated Financial Statements
  (Unaudited)...............................................   F-2
  Pro Forma Condensed Consolidated Balance Sheet as of
     December 31, 1997......................................   F-3
  Pro Forma Condensed Consolidated Statement of Operations
     for the year ended December 31, 1997...................   F-4
  Notes to Pro Forma Condensed Consolidated Financial
     Statements.............................................   F-5
Pan Pacific Retail Properties, Inc. Consolidated Financial
  Statements:
  Independent Auditors' Report..............................   F-8
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................   F-9
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995.......................  F-10
  Consolidated Statements of Equity for the years ended
     December 31, 1997, 1996 and 1995.......................  F-11
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995.......................  F-12
  Notes to Consolidated Financial Statements................  F-13
  Schedule III--Properties and Accumulated Depreciation.....  F-25
  Combining Schedule of Revenue and Certain Expenses of the
     1997 Acquisition Properties and Notes Receivable for
     the year ended December 31, 1997.......................  F-27
  Combining Schedule of Revenue and Certain Expenses of the
     1998 Acquisition Properties for the year ended December
     31, 1997...............................................  F-28
San Dimas Marketplace:
  Independent Auditors' Report..............................  F-29
  Statement of Revenue and Certain Expenses for the year
     ended December 31, 1997................................  F-30
  Notes to Statement of Revenue and Certain Expenses........  F-31
The Oregon Portfolio:
  Independent Auditors' Report..............................  F-32
  Combined Statement of Revenue and Certain Expenses for the
     year ended December 31, 1997...........................  F-33
  Notes to Combined Statement of Revenue and Certain
     Expenses...............................................  F-34

                      PAN PACIFIC RETAIL PROPERTIES, INC.
             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma condensed consolidated balance sheet as of December 31, 1997 is presented as if: (i) the acquisitions of Bear Creek Plaza, San Dimas Marketplace, The Oregon Portfolio, Manteca Marketplace, Creekside Center and Panther Lake Shopping Center (collectively the "1998 Acquisitions"); and (ii) this offering ("Offering"), the exercise of PPD's participation rights and the repayment of a portion of the Unsecured Credit Facility all had occurred on December 31, 1997. The pro forma condensed statement of operations for the year ended December 31, 1997 is presented as if:
(i) the Formation Transactions; (ii) the acquisitions of Chico Crossroads, Monterey Plaza, Fairmont Shopping Center, Lakewood Shopping Center, Green Valley Town & Country, Rainbow Promenade, The PNW Portfolio, Palmdale Shopping Center, Tustin Heights Shopping Center and Brookvale Shopping Center (collectively, the "1997 Acquisitions") and the secured notes receivable; (iii) the 1998 Acquisitions; (iv) the IPO and related repayment of notes payable; and (v) the Offering, the exercise of PPD's participation rights and related repayment of a portion of the Unsecured Credit Facility all had occurred on January 1, 1997.

     The pro forma condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of Pan Pacific Retail Properties, Inc., including the notes thereto, included elsewhere in this Prospectus. The pro forma condensed consolidated financial statements do not purport to represent the Company's financial position as of December 31, 1997 or the results of operations for the year ended December 31, 1997 that would actually have occurred had the Formation Transactions, the 1997 Acquisitions, the 1998 Acquisitions, the IPO, the exercise of PPD's participation rights, the Offering and the related repayment of notes payable and a portion of the Unsecured Credit Facility with the net proceeds all been completed on December 31, 1997 or at the beginning of the period presented, or to project the Company's financial position or results of operations as of any future date or for any future period.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                              PRO FORMA ADJUSTMENTS
                                                           ----------------------------
                                                               1998
                                              COMPANY       ACQUISITION      PRO FORMA        COMPANY
                                             HISTORICAL    PROPERTIES(A)    ADJUSTMENTS      PRO FORMA
                                             ----------    -------------    -----------      ---------
ASSETS:
  Operating properties, at cost, net.......   $455,514        $97,942              --        $553,456
  Investments in unconsolidated
     partnerships..........................      9,921             --              --           9,921
  Cash and cash equivalents................        661             --          80,980(B)          661
                                                                              (80,980)(C)
  Receivables..............................     12,227             --              --          12,227
  Deferred charges, prepaid expenses and
     other assets..........................      8,897             --              --           8,897
                                              --------        -------        --------        --------
                                              $487,220        $97,942        $      0        $585,162
                                              ========        =======        ========        ========
LIABILITIES AND EQUITY:
  Notes payable............................   $108,316        $    --        $     --        $108,316
  Line of credit payable...................     62,450         97,942         (80,980)(C)      79,412
  Accounts payable, accrued expenses and
     other liabilities.....................     13,878             --              --          13,878
                                              --------        -------        --------        --------
          Total Liabilities................    184,644         97,942         (80,980)        201,606
  Minority interest........................      1,521             --              --           1,521
  Common stock.............................        168             --              40(B)          208
  Paid-in capital in excess of par.........    395,313             --          80,940(B)      476,253
  Accumulated deficit......................    (94,426)            --              --         (94,426)
                                              --------        -------        --------        --------
                                              $487,220        $97,942        $      0        $585,162
                                              ========        =======        ========        ========


See accompanying notes to pro forma condensed consolidated financial statements.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             PRO FORMA ADJUSTMENTS
                                                         -----------------------------
                                                            1997              1998
                                                         ACQUISITION      ACQUISITION
                                                         PROPERTIES        PROPERTIES
                                                          AND OTHER       AND OFFERING
                                            COMPANY       PRO FORMA        PRO FORMA          COMPANY
                                           HISTORICAL    ADJUSTMENTS      ADJUSTMENTS        PRO FORMA
                                           ----------    -----------      ------------      -----------
REVENUE:
  Rental.................................   $36,839        $10,512(D)       $ 8,253(M)      $    55,604
  Percentage rent........................       278            127(D)            42(M)              447
  Recoveries from tenants................     8,042          2,145(D)         1,654(M)           11,841
  Income from unconsolidated
     partnerships........................       409            297(G)            --                 706
  Other..................................       884            207(D)            29(M)            1,120
                                            -------        -------          -------         -----------
                                             46,452         13,288            9,978              69,718
                                            -------        -------          -------         -----------
EXPENSES:
  Property operating.....................     6,016          1,400(D)         1,326(M)            8,742
  Property taxes.........................     3,187          1,126(D)           899(M)            5,212
  Property management fees...............       126            497(D)           350(M)              126
                                                              (497)(F)         (350)(O)
  Depreciation and amortization..........     8,928          2,200(E)         1,794(N)           12,922
  Interest...............................    14,057          2,506(D)        (5,750)(P)          15,817
                                                             4,400(G)
                                                               604(H)
  Administrative.........................     3,923            558(I)            --               4,000
                                                              (481)(J)
  Other income and expense...............       687            155(D)           128(M)              441
                                                              (529)(K)
                                            -------        -------          -------         -----------
                                             36,924         11,939           (1,603)             47,260
                                            -------        -------          -------         -----------
INCOME BEFORE INCOME TAX EXPENSE AND
  MINORITY INTEREST......................     9,528          1,349           11,581              22,458
  Income tax expense.....................       (19)            19(L)            --                  --
  Minority interest......................      (153)           (96)(G)           --                (249)
                                            -------        -------          -------         -----------
NET INCOME BEFORE EXTRAORDINARY ITEM.....   $ 9,356        $ 1,272          $11,581         $    22,209
                                            =======        =======          =======         ===========
  Pro forma basic weighted average common
     shares outstanding..................                                                    20,814,012
                                                                                            ===========
  Pro forma diluted weighted average
     common shares outstanding...........                                                    20,872,191
                                                                                            ===========
  Pro forma basic earnings per share.....                                                   $      1.07
                                                                                            ===========
  Pro forma diluted earnings per share...                                                   $      1.06
                                                                                            ===========


See accompanying notes to pro forma condensed consolidated financial statements.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

 1. ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

     The pro forma adjustments to the Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997 are as follows:


(A)  Acquisition of Bear Creek Plaza, San Dimas Marketplace, The
     Oregon Portfolio, Manteca Marketplace, Creekside Center, and
     Panther Lake Shopping Center
       Operating properties recorded at cost (acquired from
          unrelated third parties, through borrowings under the
          Unsecured Credit Facility):
            Bear Creek Plaza (acquired 1/20/98)..................      $ 13,100
            San Dimas Marketplace (acquired 1/22/98).............        22,800
            The Oregon Portfolio (acquired 2/18/98 and 4/7/98)...        32,625
            Manteca Marketplace (acquired 3/19/98)...............        15,617
            Panther Lake Shopping Center (acquired 4/16/98)......         7,800
            Creekside Center (acquired 4/17/98)..................         6,000
                                                                       --------
               Total operating properties (including land costs
                 of $24,485).....................................      $ 97,942
                                                                       ========
       Line of credit payable....................................      $ 97,942
(B)  Sale of 2,000,000 shares of common stock in the Offering and
     2,000,000 shares purchased by PPD pursuant to its
     participation rights
       Proceeds from the sale of shares..........................      $ 84,500
       Costs associated with the sale of shares..................        (3,520)
                                                                       --------
     Net proceeds................................................      $ 80,980
                                                                       ========
       Par value of common stock to be issued in the sale of
          shares.................................................      $     40
       Additional paid-in capital from the net proceeds of the
          sale of shares.........................................        80,940
                                                                       --------
                                                                       $ 80,980
                                                                       ========
(C)  Repayment of line of credit payable with net proceeds from the sale of shares
       Cash......................................................      $(80,980)
       Line of credit payable....................................      $(80,980)

                      PAN PACIFIC RETAIL PROPERTIES, INC.

   NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 (IN THOUSANDS)

2. ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

     The pro forma adjustments to the Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 are as follows:

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1997
                                                                   -----------------
(D)  Acquisition of Chico Crossroads, Monterey Plaza, Fairmont
     Shopping Center, Lakewood Shopping Center, Green Valley Town
     & Country, the secured notes receivable, Rainbow Promenade,
     The PNW Portfolio, Palmdale Shopping Center, Tustin Heights
     Shopping Center and Brookvale Shopping Center (refer to p.
     F-27 for detailed information by property)
       Rental revenue............................................      $ 10,512
       Percentage rent...........................................           127
       Recoveries from tenants...................................         2,145
       Other revenue.............................................           207
       Property operating expenses...............................         1,400
       Property taxes............................................         1,126
       Property management fees..................................           497
       Interest..................................................         2,506
       Other expenses............................................           155
(E)  Increase in depreciation on buildings for the 1997
     Acquisitions as follows:
       Chico Crossroads..........................................      $     71
       Monterey Plaza............................................           141
       Fairmont Shopping Center..................................            69
       Lakewood Shopping Center..................................            86
       Green Valley Town & Country...............................           189
       Rainbow Promenade.........................................           374
       The PNW Portfolio.........................................           671
       Palmdale Shopping Center..................................            86
       Tustin Heights Shopping Center............................           276
       Brookvale Shopping Center.................................           237
                                                                       --------
                                                                       $  2,200
                                                                       ========
(F)  Elimination of property management fees paid to third
     parties related to the 1997 Acquisitions....................      $   (497)
(G)  Net increase in interest expense, resulting from the
     repayment of notes payable with the proceeds from the IPO
     and the impact of borrowings under the Unsecured Credit
     Facility as follows:
       Income from unconsolidated partnerships...................           297
       Interest..................................................         4,400
       Minority interest.........................................           (96)
(H)  Increase in interest expense for the effect of the
     amortization of Unsecured Credit Facility fees..............      $    604

                      PAN PACIFIC RETAIL PROPERTIES, INC.

   NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 (IN THOUSANDS)


                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1997
                                                                   -----------------
(I)  Increase in general and administrative expenses for the
     incremental costs of operating as a public REIT.............      $    558
(J)  Decrease in general and administrative expenses for
     management fees charged by Revenue Properties...............      $   (481)
(K)  Decrease in other expenses for loan guarantee fees charged
     by Revenue Properties.......................................      $   (529)
(L)  Elimination of income tax expense as the Company expects to
     be taxed as a REIT..........................................      $     19
(M)  Acquisition of Bear Creek Plaza, San Dimas Marketplace, The
     Oregon Portfolio, Manteca Marketplace, Creekside Center and
     Panther Lake Shopping Center (refer to p. F-28 for detailed information by property)
       Rental revenue............................................      $  8,253
       Percentage rent...........................................            42
       Recoveries from tenants...................................         1,654
       Other revenue.............................................            29
       Property operating........................................         1,326
       Property taxes............................................           899
       Property management fees..................................           350
       Other expenses............................................           128
(N)  Increase in depreciation on buildings for the 1998
     Acquisitions as follows:
       Bear Creek Plaza..........................................      $    246
       San Dimas Marketplace.....................................           427
       The Oregon Portfolio......................................           569
       Manteca Marketplace.......................................           293
       Creekside Center..........................................           113
       Panther Lake Shopping Center..............................           146
                                                                       --------
                                                                       $  1,794
                                                                       ========
(O)  Elimination of property management fees paid to third
     parties related to the 1998 Acquisitions....................      $   (350)
(P)  Decrease in interest expense resulting from the repayment of
     a portion of the Unsecured Credit Facility..................      $ (5,750)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pan Pacific Retail Properties, Inc.:

     We have audited the accompanying consolidated balance sheets of Pan Pacific Retail Properties, Inc. and subsidiaries (see Note 1) as of December 31, 1997 and 1996, and the related consolidated statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 1997. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pan Pacific Retail Properties, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG Peat Marwick LLP

San Diego, California
February 12, 1998, except as to Note 15(d), which is as of February 18, 1998, and as to Notes 15(e) and (f), which are as of March 17, 1998

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                                          (NOTE 1)
ASSETS:
Operating properties, at cost:
  Land......................................................  $139,959    $ 82,792
  Buildings and improvements (including related party
     development and acquisition fees of $1,235 and $1,182,
     respectively)..........................................   313,483     173,250
  Tenant improvements.......................................    32,148      32,051
                                                              --------    --------
                                                               485,590     288,093
  Less accumulated depreciation and amortization............   (30,076)    (26,857)
                                                              --------    --------
                                                               455,514     261,236
Property under development, at cost.........................        --       2,781
                                                              --------    --------
                                                               455,514     264,017
Investments in unconsolidated partnerships..................     9,921       2,502
Cash and cash equivalents...................................        --       8,235
Restricted cash.............................................       661         697
Accounts receivable (net of allowance for doubtful accounts
  of $125 and $72, respectively)............................     1,626       1,074
Accrued rent receivable (net of allowance for doubtful
  accounts of $847 and $666, respectively)..................     7,620       5,995
Notes receivable............................................     2,981       3,457
Deferred lease commissions (including unamortized related
  party amounts of $2,236 and $2,275, respectively, and net
  of accumulated amortization of $2,023 and $3,368,
  respectively).............................................     2,683       2,399
Prepaid expenses............................................     3,860       3,283
Other assets................................................     2,354       1,527
                                                              --------    --------
                                                              $487,220    $293,186
                                                              ========    ========
LIABILITIES AND EQUITY:
Notes payable...............................................  $108,316    $192,915
Line of credit payable......................................    62,450          --
Advances from related party.................................        --      32,113
Accounts payable (including related party amounts of $11 and
  $79, respectively)........................................     2,183       1,279
Accrued expenses and other liabilities (including related
  party amounts of $3,822 and $440, respectively)...........     5,600       3,532
Dividends payable...........................................     6,095          --
                                                              --------    --------
                                                               184,644     229,839
Minority interest...........................................     1,521       1,539
                                                              --------    --------
Shareholders' equity:
  Common stock par value $.01 per share, 100,000,000
     authorized shares, 16,814,012 shares issued and
     outstanding at December 31, 1997.......................       168          --
  Paid in capital in excess of par value....................   395,313          --
  Accumulated deficit.......................................   (94,426)         --
                                                              --------    --------
                                                               301,055          --
Owner's equity..............................................        --      61,808
                                                              --------    --------
                                                              $487,220    $293,186
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                 CONSOLIDATED STATEMENTS OF OPERATIONS (NOTE 1)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1997      1996      1995
                                                              -------   -------   -------
REVENUE:
  Base rent.................................................  $36,839   $28,111   $23,315
  Percentage rent...........................................      278       239       154
  Recoveries from tenants...................................    8,042     6,214     5,478
  Gain on sale of real estate...............................       --        --       501
  Income (loss) from unconsolidated partnerships............      409       109       (32)
  Other.....................................................      884       432       319
                                                              -------   -------   -------
                                                               46,452    35,105    29,735
                                                              -------   -------   -------
EXPENSES:
  Property operating........................................    6,016     5,070     4,762
  Property taxes............................................    3,187     2,244     1,981
  Property management fees..................................      126        51        46
  Depreciation and amortization.............................    8,928     7,693     6,340
  Interest..................................................   14,057    14,671    12,262
  General and administrative................................    3,923     3,228     3,620
  Other expenses, net.......................................      687     1,533     1,247
                                                              -------   -------   -------
                                                               36,924    34,490    30,258
                                                              -------   -------   -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE, MINORITY INTEREST
  AND EXTRAORDINARY ITEM....................................    9,528       615      (523)
     Income tax expense.....................................      (19)     (122)      (87)
     Minority interest......................................     (153)      (44)       (5)
                                                              -------   -------   -------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.....................    9,356       449      (615)
     Extraordinary loss on early extinguishment of debt.....   (1,043)       --        --
                                                              -------   -------   -------
NET INCOME (LOSS)...........................................  $ 8,313   $   449   $  (615)
                                                              =======   =======   =======
Basic earnings per share:
  Income before extraordinary item..........................  $  0.56   $    --   $    --
  Extraordinary item........................................  $ (0.06)  $    --   $    --
  Net income................................................  $  0.49   $    --   $    --
Diluted earnings per share:
  Income before extraordinary item..........................  $  0.55   $    --   $    --
  Extraordinary item........................................  $ (0.06)  $    --   $    --
  Net income................................................  $  0.49   $    --   $    --

          See accompanying notes to consolidated financial statements.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                   CONSOLIDATED STATEMENTS OF EQUITY (NOTE 1)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   RETAINED
                                                 COMMON STOCK       ADDITIONAL     EARNINGS
                                   OWNER'S   --------------------    PAID-IN     (ACCUMULATED
                                   EQUITY      SHARES      AMOUNT    CAPITAL       DEFICIT)      TOTAL
                                   -------   -----------   ------   ----------   ------------   --------
Balance at December 31, 1994.....  $61,974            --    $ --     $     --      $     --     $ 61,974
Net loss.........................     (615)           --      --           --            --         (615)
                                   -------   -----------    ----     --------      --------     --------
Balance at December 31, 1995.....   61,359            --      --           --            --       61,359
Net income.......................      449            --      --           --            --          449
                                   -------   -----------    ----     --------      --------     --------
Balance at December 31, 1996.....   61,808            --      --           --            --       61,808
Net proceeds from the initial
  public offering................       --     8,050,000      80      143,204            --      143,284
Capital contribution from PPD
  (note 1).......................  (61,808)    8,764,012      88      252,109       (93,066)      97,323
Net income.......................       --            --      --           --         8,313        8,313
Cash dividends paid and
  declared.......................       --            --      --           --        (9,673)      (9,673)
                                   -------   -----------    ----     --------      --------     --------
Balance at December 31, 1997.....  $    --    16,814,012    $168     $395,313      $(94,426)    $301,055
                                   =======   ===========    ====     ========      ========     ========

          See accompanying notes to consolidated financial statements.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 1)
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1997         1996        1995
                                                              ---------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $   8,313    $    449    $   (615)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization.............................      8,928       7,693       6,340
  Amortization of prepaid financing costs...................        453         264         174
  Extraordinary loss on early extinguishment of debt........      1,043          --          --
  Loss (income) from unconsolidated partnerships............       (409)       (109)         32
  Gain on sale of real estate...............................         --          --        (501)
  Minority interests........................................        153          44           5
  Changes in assets and liabilities:
    Decrease (increase) in restricted cash..................         36         629      (1,070)
    Decrease (increase) in accounts receivable..............       (552)        358        (293)
    Increase in accrued rent receivable.....................     (1,625)     (1,627)       (910)
    Increase in deferred lease commissions..................       (906)       (536)       (101)
    Decrease (increase) in prepaid expenses.................       (823)       (575)         96
    Increase in other assets................................     (1,424)       (129)       (244)
    Increase (decrease) in accounts payable.................        904        (701)      2,476
    Increase in accrued expenses and other liabilities......      1,151         733          67
                                                              ---------    --------    --------
        Net cash provided by operating activities...........     15,242       6,493       5,456
                                                              ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of and additions to operating properties.....   (157,650)    (12,860)    (37,173)
  Additions to property under development...................     (3,245)     (6,634)     (5,033)
  Proceeds from sale of real estate.........................         --          --         979
  Increase (decrease) in construction accounts payable......        917        (579)       (925)
  Contributions to unconsolidated partnerships..............     (7,010)       (290)       (111)
  Increase in other assets..................................         --        (265)         --
  Acquisitions of and increases in notes receivable.........     (4,651)       (608)       (778)
  Collections of notes receivable...........................      5,363       2,434         226
                                                              ---------    --------    --------
        Net cash used in investing activities...............   (166,276)    (18,802)    (42,815)
                                                              ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Line of credit proceeds...................................     62,450          --          --
  Notes payable proceeds....................................         --      11,666      33,797
  Notes payable payments....................................   (123,539)    (10,053)     (2,960)
  Advances from (repayments to) related party...............     65,210      15,270      (4,031)
  Prepaid financing costs...................................       (216)     (1,170)        (92)
  Acquisition of minority interest..........................       (170)         --          --
  Contributions from minority interest......................         --         148          --
  Distributions to minority interest........................         --          --         (31)
  Payment of prepayment penalties...........................     (1,035)         --          --
  Net proceeds from initial public offering.................    143,284          --          --
  Refunds from (payments to) loan escrow....................        393        (895)         --
  Dividends paid............................................     (3,578)         --          --
                                                              ---------    --------    --------
        Net cash provided by financing activities...........    142,799      14,966      26,683
                                                              ---------    --------    --------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................     (8,235)      2,657     (10,676)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      8,235       5,578      16,254
                                                              ---------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $      --    $  8,235    $  5,578
                                                              =========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest (net of amounts capitalized of
    $229, $412 and $1,017, respectively)....................  $  14,206    $ 15,744    $ 29,353
  Income taxes paid.........................................  $      19    $    222    $     87
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Transfer from property under development to operating
    properties..............................................  $   5,907    $  9,327    $  8,959
  Transfer from property under development to prepaid
    financing costs.........................................  $      --    $    116    $     --
  Transfer from property under development to deferred lease
    commissions.............................................  $     119    $    197    $     --
  Notes payable assumed upon acquisition of operating
    properties..............................................  $  37,421    $     --    $     --
  Wrap-around note receivable and note payable assumed......  $   1,519    $     --    $     --
  Transfer of notes receivable to operating properties
    through a deed in lieu of foreclosure...................  $   1,283    $     --    $     --
  Additions to loan fees and accounts payable...............  $      --    $    158    $     --
  Reclassification of advances from related party to
    shareholders' equity....................................  $  97,323    $     --    $     --
  Dividends payable.........................................  $   6,095    $     --    $     --

          See accompanying notes to consolidated financial statements.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
        (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

1. ORGANIZATION AND BASIS OF PRESENTATION

     Pan Pacific Realty Corporation was incorporated in the state of Maryland on April 16, 1997 (inception) and subsequently changed its name to Pan Pacific Retail Properties, Inc. (together with its subsidiaries, the "Company"). The Company was formed to continue to operate and expand the shopping center business conducted by Pan Pacific Development (U.S.) Inc. ("PPD"), a wholly-owned subsidiary of Revenue Properties Company Limited ("Revenue Properties"), and its subsidiaries related to the ownership, leasing and management of its neighborhood and community shopping centers and a medical office building ("Pan Pacific Development Properties"). All of the accounts of PPD unrelated to these activities have been excluded from these consolidated financial statements. As of December 31, 1997, the Company owned a portfolio comprised of 33 properties located primarily in the western region of the United States. Commencing with its taxable year ended December 31, 1997, the Company believes it qualifies as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code.

     On August 13, 1997, the Company completed an initial public offering of 8,050,000 shares of common stock at $19.50 per share (including 1,050,000 shares issued as a result of the full exercise of the over-allotment option by the underwriters on September 8, 1997) (the "IPO"). The aggregate proceeds to the Company, net of underwriters' discount, advisory fee and offering costs were approximately $143,284,000.

     The following transactions occurred simultaneously with the completion of the IPO (collectively, the "Formation Transactions"):

     O Certain properties were transferred by PPD entities to the Company and certain PPD entities were merged with and into the Company.

     O PPD advanced cash of $26,486,000 to the Company (the "PPD Contribution").

     O The Company obtained a $150,000,000 unsecured credit facility (the
       "Unsecured Credit Facility") which has been and is expected to be used to finance additional shopping center acquisitions and for other corporate purposes.

     O A portion of the estimated net proceeds of the IPO and the PPD
       Contribution were used by the Company to repay indebtedness of the Company and to pay transaction costs, including fees and expenses associated with the Unsecured Credit Facility.

     The transfer of certain properties and the merger of certain PPD entities with and into the Company was accounted for as a combination of affiliated entities under common control in a manner similar to a pooling-of-interests. Under this method, the assets, liabilities and equity were carried over at their historical book values and their operations have been recorded on a combined historical basis. A deficit of $93,066,000 was accumulated by Pan Pacific Development Properties prior to the Formation Transactions. The pooling-of-interests method of accounting also requires the reporting of results of operations, for the period in which the combination occurred, as though the entities had been combined as of either the beginning of the period or inception. Accordingly, the results of operations for the year ended December 31, 1997 comprise those of the combined entities from August 13, 1997 through December 31, 1997. Prior to the combination, the Company had no significant operations; therefore, the combined operations for the periods prior to August 13, 1997 represent primarily the operations of Pan Pacific Development Properties. The combination did not require any material adjustments to conform to accounting policies of the separate entities.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (A) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Note 1). All material intercompany transactions and balances have been eliminated. At December 31, 1997, the Company consolidated Chino Town Square of which the Company's ownership interest is 91.5%. The Company has recorded a minority interest for the portion not owned by the Company. In August 1997, the Company acquired the remaining 10% minority interest in Tanasbourne Village.

  (B) CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, highly liquid investments with an original maturity of three months or less are considered cash equivalents.

  (C) INCOME RECOGNITION

     Rental revenue is recognized on a straight-line basis over the terms of the leases, less a general allowance for doubtful accounts relating to accrued rent receivable for leases which may be terminated before the end of the contracted term.

  (D) CAPITALIZATION OF COSTS

     The Company capitalizes direct carrying costs such as interest, property taxes and other related costs to property under development. The Company also capitalizes certain acquisition related costs to the carrying costs of the property acquired. These costs are being depreciated over the estimated useful lives of the properties. The capitalized costs associated with unsuccessful acquisitions are charged to expense when the acquisition is abandoned.

  (E) DEPRECIATION AND AMORTIZATION

     Depreciation on buildings and improvements is provided using a forty-year straight-line basis. Tenant improvements and costs incurred in obtaining leases are depreciated on a straight-line basis over the lives of the respective leases.

     Prepaid loan fees are amortized over the lives of the loans and the related amortization expense is included as a component of interest expense.

  (F) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

  (G) INCOME TAXES

     As of April 16, 1997, the Company elected to be taxed as a REIT pursuant to the Internal Revenue Code, as amended. In general, a corporation that distributes at least 95% of its REIT taxable income to shareholders in any taxable year and complies with certain other requirements (relating primarily to the nature of its assets and the sources of its revenue) is not subject to federal income taxation to the extent of the income which it distributes. Management believes that the Company has qualified and intends for it to continue to qualify as a REIT in the future. As discussed more fully in Note 8, management also does not expect that the Company will pay income taxes on "built-in gains" on certain of its assets. Based on these considerations, management does not believe that the Company will be liable for income taxes at the federal level or in most of the states in which it operates in future years.

     Where required, deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

  (H) CREDIT RISK

     The Company predominantly operates in one industry segment, real estate ownership, management and development. No single tenant accounts for 10% or more of rental revenue. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and receivables. The Company places its temporary cash investments with financial institutions which the Company believes are of high credit quality. Concentration of credit risk with respect to receivables is limited due to the large number of tenants comprising the Company's customer base, and their dispersion across many geographical areas. At December 31, 1997 and 1996, the Company had no significant concentration of credit risk.

  (I) NET INCOME PER SHARE

     The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") effective for the year ended December 31, 1997. SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international earnings per share standards.

     Basic EPS is computed by dividing earnings available to common stockholders during the period by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing the amount of earnings for the period available to common stockholders during the period by the weighted average number of shares that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period, net of shares assumed to be repurchased using the treasury stock method.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

     The following is a reconciliation of the denominator for the basic EPS computation to the denominator of the diluted EPS computation (all net income is available to common stockholders for the period presented):

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1997
                                                              ------------------
Weighted average shares used for the basic EPS computation
  (deemed outstanding the entire year)......................      16,814,012
Incremental shares from the assumed exercise of dilutive
  stock options.............................................          52,161
                                                                  ----------
Weighted average shares used for the diluted EPS
  computation...............................................      16,866,173
                                                                  ==========

     Earnings per share calculations for 1996 and 1995 are not applicable as there were no shares outstanding during these years.

  (J) STOCK OPTION PLAN

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the annual pro forma disclosures required by SFAS No. 123.

  (K) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (L) RECLASSIFICATIONS

     Certain reclassifications of 1996 amounts have been made in order to conform to 1997 presentation.

3. PROPERTY UNDER DEVELOPMENT

     At December 31, 1996, property under development included the construction of Laguna Village Phase II, a shopping center located in Sacramento, California, of which $1,342,323 was land.

     Laguna Village Phase II was substantially completed and transferred from property under development to operating properties during the third quarter of 1997.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

4. INVESTMENTS IN UNCONSOLIDATED PARTNERSHIPS

     The accompanying consolidated financial statements include investments in two partnerships in which the Company does not own a controlling interest. The Company owns 50% general partner interests in Melrose Village Plaza and North Coast Health Center. These investments are reported using the equity method.

     Summarized combined financial information for the partnerships is presented below:

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Properties..................................................  $19,364    $19,706
Other assets................................................      550        806
                                                              -------    -------
  Total assets..............................................  $19,914    $20,512
                                                              =======    =======
Notes payable...............................................  $    --    $15,100
Other liabilities...........................................       72        568
  Equity....................................................   19,842      4,844
                                                              -------    -------
                                                              $19,914    $20,512
                                                              =======    =======

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
Revenue..................................................  $4,046    $4,064    $3,726
Expenses.................................................   3,228     3,846     3,790
                                                           ------    ------    ------
Net income (loss)........................................  $  818    $  218    $  (64)
                                                           ======    ======    ======

5. NOTES PAYABLE AND LINE OF CREDIT

     Notes payable consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
Bank notes payable, secured by a mortgage and deeds of
  trust, bearing interest at 8.17% with monthly principal
  and interest payments of $404, due in
  January 2007..............................................  $ 53,836   $ 54,185
Bank note payable, secured by a deed of trust, bearing
  interest at 8.00% with monthly principal and interest
  payments of $230, due in March 2000.......................    27,726     28,250
Bank note payable, secured by a deed of trust, bearing
  interest at 7.92% with monthly principal and interest
  payments of $210, due in October 2005(a)..................        --     27,023
Bank note payable, secured by a deed of trust, bearing
  interest at 7.63% with monthly principal and interest
  payments of $137, due in March 2006(a)....................        --     18,186
Bank note payable, secured by a deed of trust, bearing
  interest at 8.25% with monthly principal and interest
  payments of $102, due in October 2005(a)..................        --     12,579
Bank note payable, secured by a deed of trust, bearing
  interest at 7.75% with monthly principal and interest
  payments of $37, due in 2004..............................     4,652      4,729
Bank note payable, secured by a deed of trust, bearing
  interest at 7.88% with monthly principal and interest
  payments of $27, due in 1999(a)...........................        --      2,565
Bank note payable, secured by a deed of trust, bearing
  interest at 8.52% with monthly principal and interest
  payments of $35, due in January 2007......................     4,472      4,499

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------   --------
Bank note payable, secured by a deed of trust, bearing
  interest at LIBOR plus 3.25% with fixed principal payments of $131 and accrued interest on outstanding balances
  payable monthly, due and paid in 1997(a)..................        --      1,313
Bank notes payable, one note for $4,300, secured by a deed
  of trust, and one note for $4,746, secured by a
  construction deed of trust, bearing interest at LIBOR plus
  2.00% with interest only payments made monthly and
  quarterly, respectively, due in 1998(a)...................        --      9,046
Bank notes payable, secured by deeds of trust, bearing
  interest at LIBOR plus 1.50% with interest only payments
  made monthly, due and paid in 1997 and 1998(a)............        --     30,540
Bank notes payable, secured by deeds of trust, bearing
  interest at 7.80% with monthly principal and interest
  payments of $107, due in December 2005(b).................    11,569         --
Bank notes payable, secured by deeds of trust, bearing
  interest at 7.88% with monthly principal and interest
  payments of $56, due in February 2018(b)..................     6,061         --
                                                              --------   --------
                                                              $108,316   $192,915
                                                              ========   ========

     Principal payments under these notes payable are due as follows:

1998..............................................  $  1,685
1999..............................................     1,825
2000..............................................    27,843
2001..............................................     1,420
2002..............................................     1,538
2003 and subsequent...............................    74,005
                                                    --------
                                                    $108,316
                                                    ========

     (a) Note payable retired in connection with the Company's initial public offering (see Note 1).

     (b) Note payable assumed upon acquisition of property.

     As part of the Formation Transactions, $134,217,000 of notes payable were repaid. In connection with the early pay off of these notes, an extraordinary loss of $1,043,000 was recorded which includes prepayment penalties, unamortized financing costs and loan premium.

     The Company also has a $150,000,000 Unsecured Credit Facility which bears interest, at the Company's option, at either LIBOR plus 1.50% or a reference rate and expires in August 2000. At December 31, 1997, the amount drawn on this line of credit was $62,450,000 and the interest rate was 7.68%. The credit facility requires a quarterly fee of .25% per annum on the unused amount of the available commitment if less than half of the commitment has been used. The quarterly unused fee decreases to .125% per annum once more than half of the commitment has been drawn.

6. FINANCIAL INSTRUMENTS

          The following methods and assumptions were used to estimate fair value of each class of financial instruments:

          (i) Cash and cash equivalents, restricted cash, accounts receivable, a note receivable, accounts payable and accrued expenses and other liabilities

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

             The carrying amounts approximate fair values because of the short maturity of these instruments.

          (ii) A note receivable and advances from related party

             It was not practicable to estimate the fair value of these instruments due to the uncertainty of the timing of repayment.

          (iii) Notes receivable

             The fair value of the notes receivable approximates the carrying amount based on market rates for the same or other instruments with similar risk, security and remaining maturities.

          (iv) Notes and line of credit payable

             The fair value of notes payable and the line of credit payable is estimated based on the current rates offered for notes and lines of credit payable of similar risk and the same remaining maturities.

     The estimated fair value of the notes and line of credit payable at December 31, 1997 and 1996 are as follows:

               1997                               1996
-----------------------------------      -----------------------
      CARRYING               FAIR        CARRYING         FAIR
       AMOUNT               VALUE         AMOUNT         VALUE
---------------------      --------      ---------      --------
      $170,766             $170,742      $192,915       $195,446

7. STOCK OPTION PLAN

     In August 1997, the Company established the 1997 Stock Option and Incentive Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The plan authorizes grants of options to purchase up to 1,620,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. At the time of the IPO, the Company issued to certain officers, directors and key employees, 900,000 common stock options pursuant to the Plan. The stock options were granted with an exercise price of $19.50, equal to the stock's fair market value at the date of grant. The stock options have seven year terms and vest 33 1/3% per year over three years from the date of grant, except for the options granted to the independent directors which vested 33 1/3% immediately, with the remainder vesting ratably over two years.

     At December 31, 1997, there were 720,000 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1997 was $2.64 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 6.75%, risk-free interest rate of 6.5%, expected volatility of 22.05%, and an expected life of 5 years.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                          1997
                                              ----------------------------
                                                 AS
                                              REPORTED       PRO FORMA
                                              ---------   ----------------
Net income..................................   $ 8,313         $8,012
Diluted earnings per share..................   $  0.49         $ 0.48

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

     Pro forma net income reflects options granted since adoption of the Plan.

     Stock option activity during the period is as follows:

                                                      NUMBER OF   WEIGHTED-AVERAGE
                                                       SHARES      EXERCISE PRICE
                                                      ---------   ----------------
Balance at December 31, 1996........................        --             --
Granted.............................................   900,000         $19.50
Exercised...........................................        --             --
Forfeited...........................................        --             --
Expired.............................................        --             --
                                                       -------
Balance at December 31, 1997........................   900,000
                                                       =======

     At December 31, 1997, the exercise price and weighted-average remaining contractual life of outstanding options was $19.50 and 6.60 years, respectively. At December 31, 1997, 13,336 of the options were exercisable.

8. INCOME TAXES

     The Company's income tax expense consists of the following:

                                                             FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                             1997   1996    1995
                                                             ----   -----   ----
Current income taxes:
  Federal..................................................  $--    $  49   $49
  State....................................................   19       73    38
                                                             ---    -----   ---
                                                             $19    $ 122   $87
                                                             ===    =====   ===

     The differences between income tax expense computed using statutory income tax rates and the Company's effective income tax rate are as follows:

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                         ---------------------
                                                          1997    1996   1995
                                                         ------   ----   -----
Federal income taxes...................................  $3,188   $194   $(188)
State income taxes, net of federal benefit.............     572     34     (33)
Increase (decrease) in valuation allowance.............  (2,519)  (228)    221
Dividends paid deduction...............................  (1,222)    --      --
Other..................................................      --    122      87
                                                         ------   ----   -----
                                                         $   19   $122   $  87
                                                         ======   ====   =====

     At December 31, 1996, gross deferred tax assets were $31,279,000 and gross deferred tax liabilities were $8,490,000. Deferred tax assets at December 31, 1996 are primarily related to differences between financial and tax bases of properties ($6,363,000) and net operating losses carried forward ($24,916,000). Deferred tax liabilities at December 31, 1996 are primarily related to differences between financial and income tax reporting of depreciation ($6,433,000) and the recognition of rental revenue ($2,057,000).

     The Company has recorded a valuation allowance of $22,789,000 at December 31, 1996, which represents deferred tax assets which are not deemed more likely than not to be realized. During the year ended December 31, 1996, the Company recorded a decrease in the valuation allowance of $228,000.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

     At December 31, 1997, the Company had unused net operating losses carried forward for federal income tax purposes of approximately $12,000,000. The Company went through a change in control for tax purposes during 1997 which significantly restricts the use of the Company's net operating losses carried forward in future years. The net operating losses carried forward expire at various times through 2010.

     As discussed in Note 2(g), the Company elected to be taxed as a REIT, effective April 16, 1997. Management believes that the Company qualified and will continue to qualify as a REIT and therefore does not expect the Company will be liable for income taxes on "built-in gains" on its assets at the federal level or in most states in future years. Accordingly, for the year ended December 31, 1997, no provision was recorded for federal or substantially all state income taxes.

     In connection with the Company's incorporation and the IPO, certain non-taxable mergers were consummated with PPD whereby several wholly owned subsidiaries of PPD merged with and into the Company. To the extent the excess fair value of the assets at the date of merger exceeded the aggregate adjusted tax bases of those assets, a net unrecognized built-in gain was created for income tax purposes.

     In connection with its election to be taxed as a REIT, the Company will also elect to be subject to the "built-in gain" rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on the Company's assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion. Such net unrealized gains were approximately $50,000,000 at December 31, 1997. Management believes that the Company will not be required to make payments of income taxes on built-in gains during the ten-year period due to the availability of its net operating loss carryforward to offset built-in gains which might be recognized, the potential for the Company to make nontaxable dispositions, if necessary (e.g., like-kind exchanges of properties) and the intent and ability of the Company to defer asset dispositions to periods when related gains will not be subject to the built-in gains income taxes. However, it may be necessary to recognize a liability for such income taxes in the future if management's plans and intentions with respect to asset dispositions, or the related tax laws, change.

9. FUTURE LEASE REVENUE

     Total future minimum lease receipts under noncancellable operating tenant leases in effect at December 31, 1997 are as follows:

1998..............................................  $ 48,244
1999..............................................    45,462
2000..............................................    42,156
2001..............................................    37,070
2002..............................................    32,658
2003 and subsequent...............................   201,491
                                                    --------
                                                    $407,081
                                                    ========

10. RELATED PARTY TRANSACTIONS

     (a) Included in general and administrative expenses are management fees totaling $481,000, $780,000 and $780,000 for the years ended December 31, 1997, 1996 and 1995, respectively, which are a reimbursement of costs incurred by Revenue Properties for managing the development of the properties, directing corporate strategy, and consulting on operations. Effective August 13, 1997, at the closing of the IPO, these fees are no longer being incurred by the Company.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

     (b) The Company paid a consulting fee of $259,000, $420,000 and $360,000 for the years ended December 31, 1997, 1996 and 1995, respectively, to a sole proprietorship owned by a director of Revenue Properties. Effective August 13, 1997, at the closing of the IPO, these fees are no longer being incurred by the Company.

     (c) The Company incurred $529,000, $1,878,000 and $1,763,000 for the years ended December 31, 1997, 1996 and 1995, respectively, for loan guaranty fees charged by Revenue Properties. These fees are recorded as a component of other expenses, net. Effective August 13, 1997, at the closing of the IPO, these fees are no longer being incurred by the Company.

     (d) Pursuant to the IPO, the Company issued shares of common stock in lieu of repayment of net advances from Revenue Properties of $97,323,000 at August 13, 1997. Subsequent to this date, no advances were received from Revenue Properties. The Company received net advances from Revenue Properties of $15,270,000 for the year ended December 31, 1996.

     (e) Dividends paid to PPD during 1997 were $1,837,000. At December 31, 1997, $3,130,000 of dividends were payable to PPD.

11. EMPLOYEE BENEFIT PLAN

     The Company implemented an employee benefit plan in March, 1997. All employees of the Company who meet certain minimum age and period of service requirements are eligible to participate in a Section 401(k) plan as defined by the Internal Revenue Code. The employee benefit plan allows eligible employees to defer up to 15 percent of their annual compensation. The amounts contributed by employees are immediately vested and non-forfeitable. The Company, at management's discretion, may match employee contributions. This cost is accrued as incurred. The Company's cost for the year ended December 31, 1997 was approximately $63,000.

12. COMMITMENTS AND CONTINGENCIES

     (a) The Company leases certain real estate and office equipment under operating leases expiring at various dates through 2002. Rental expense was $636,958, $618,018 and 646,318 for the years ended December 31, 1997, 1996 and
1995, respectively. Minimum rentals under noncancellable leases in effect at December 31, 1997 were as follows:

1998................................................  $  620
1999................................................     568
2000................................................     566
2001................................................     565
2002................................................     235
                                                      ------
                                                      $2,554
                                                      ======

     (b) Various claims and legal proceedings arise in the ordinary course of business. The ultimate amount of liability from all claims and actions cannot be determined with certainty, but in the opinion of management, the ultimate liability from all pending and threatened legal claims will not materially affect the consolidated financial statements taken as a whole.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

13. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The accompanying unaudited pro forma information for the years ended December 31, 1997 and 1996 are presented as if the Formation Transactions (including the acquisition of Chico Crossroads, Monterey Plaza, Fairmont Shopping Center, Lakewood Shopping Center, Green Valley Town & Country and secured notes receivable), the IPO described in Note 1 to the financial statements and the repayment of notes payable pursuant to the IPO had all occurred on January 1, 1996. Such pro forma information is based upon the historical financial statements of the Company and should be read in connection with the financial statements and the notes thereto.

     This unaudited pro forma condensed information does not purport to represent what the actual results of operations of the Company would have been assuming such transactions had been completed as set forth above, nor do they purport to predict the results of operations for future periods.

                      PRO FORMA CONDENSED INCOME STATEMENT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          YEAR ENDED          YEAR ENDED
                                                       DECEMBER 31, 1997   DECEMBER 31, 1996
                                                       -----------------   -----------------
                                                       (UNAUDITED)            (UNAUDITED)
Total revenue........................................       $50,358             $45,559
Net income...........................................       $17,537             $16,361
Basic and diluted earnings per share.................       $  1.04             $  0.97(a)

---------------
(a) assuming 16,814,012 shares outstanding

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following summarizes the condensed quarterly financial information for the Company:

                                                            QUARTERS ENDED 1997
                                              -----------------------------------------------
                                              DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
                                              -----------   ------------   -------   --------
Revenue.....................................    $14,516       $12,105      $10,599    $9,232
Expenses....................................      9,366         8,876        9,805     9,049
                                                -------       -------      -------    ------
Income before extraordinary item............      5,150         3,229          794       183
Extraordinary loss on early extinguishment
  of debt...................................         --         1,043           --        --
                                                -------       -------      -------    ------
Net income..................................    $ 5,150       $ 2,186      $   794    $  183
                                                =======       =======      =======    ======
Basic earnings per share:
  Income before extraordinary item..........    $  0.31       $  0.19      $  0.05    $ 0.01
  Net income................................    $  0.31       $  0.13      $  0.05    $ 0.01

                                                             QUARTERS ENDED 1996
                                               -----------------------------------------------
                                               DECEMBER 31   SEPTEMBER 30   JUNE 30   MARCH 31
                                               -----------   ------------   -------   --------
Revenue......................................    $9,682         $8,725      $8,567     $8,131
Expenses.....................................     9,404          8,440       8,233      8,579
                                                 ------         ------      ------     ------
Net income (loss)............................    $  278         $  285      $  334     $ (448)
                                                 ======         ======      ======     ======

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT OPTION AND SHARE DATA)

15. SUBSEQUENT EVENTS

     (a) On January 15, 1998, the Company commenced foreclosure proceedings related to a non-performing note receivable with a book value of approximately $610,000. Management expects resolution to this matter in May, 1998.

     (b) On January 20, 1998, the Company purchased Bear Creek Plaza, a shopping center located in Medford, Oregon. The purchase price was $13,100,000. The purchase was financed primarily by a draw under the Company's line of credit.

     (c) On January 21, 1998, the Company purchased San Dimas Marketplace, a shopping center located in San Dimas, California. The purchase price was $22,800,000. The purchase was financed primarily by a draw under the Company's line of credit.

     (d) On February 18, 1998, the Company purchased a four-property portfolio, including Milwaukie Marketplace, Pioneer Plaza, Powell Valley Junction and Shute Park Plaza, all located in the state of Oregon. The purchase prices of Milwaukie Marketplace, Pioneer Plaza, Powell Valley Junction and Shute Park Plaza were $12,735,000, $7,455,000, $6,185,000 and $3,975,000, respectively. This four property portfolio was financed primarily by a draw under the Company's line of credit.

     (e) During the period January 1, 1998 through March 17, 1998, the Company borrowed an additional $69,100,000 under the line of credit to acquire the properties noted above.

     (f) On March 17, 1998, the Company's Board of Directors declared a dividend of $0.38 per share for the first quarter 1998 to be paid on April 17, 1998 to shareholders of record on March 31, 1998.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

              SCHEDULE III PROPERTIES AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                               COSTS CAPITALIZED
                                                                                 SUBSEQUENT TO
                                                    INITIAL COSTS                 ACQUISITION
                                              --------------------------   --------------------------
                                                            BUILDINGS
                                                               AND                           CARRYING
         DESCRIPTION           ENCUMBRANCES     LAND     IMPROVEMENTS(2)   IMPROVEMENTS(2)    COSTS
         -----------           ------------   --------   ---------------   ---------------   --------
PROPERTIES:
Arlington Courtyard
 Riverside, CA...............    $     --     $    401      $    753           $    89        $   --
Brookvale Shopping Center
 Fremont, CA.................          --        9,492         3,164                --            --
Canyon Ridge Plaza
 Kent, WA....................          --        2,457            --             6,705         1,275
Cheyenne Commons
 Las Vegas, NV...............          --        8,540        26,810             1,175            --
Chico Crossroads
 Chico, CA...................          --        3,600        17,063                --            --
Chino Town Square
 Chino, CA...................      27,726        8,801        10,297            25,547            --
Claremont Village
 Everett, WA.................          --        2,320         6,987                --            --
Country Club Center
 Rio Rancho, NM..............       3,278          566         2,514                38            --
Fairmont Shopping Center
 Fairmont, CA................          --        3,420         8,003                --            --
Foothill Center
 Rialto, CA..................          --          314         1,078                --            --
Green Valley Town & Country
 Henderson, NV...............          --        4,096        12,333                --            --
Laguna Village
 Sacramento, CA..............          --        3,226            --            14,214         1,644
Lakewood Shopping Center
 Lakewood, CA................          --        2,363         7,125                --            --
Laurentian Center
 Ontario, CA.................       4,652        2,767         6,445               650            --
Maysville Marketsquare
 Maysville, KY...............       5,364        3,454         2,001             3,771            79
Monterey Plaza
 San Jose, CA................          --        7,688        18,761                --            --
Ocoee Plaza
 Ocoee, FL...................          --          651         2,911               278            --
Olympia Square
 Olympia, WA.................      14,105        3,737        11,580             1,237            --
Olympia West Center
 Olympia, WA.................       6,061        2,735         8,295                --            --
Palmdale Shopping Center
 Palmdale, CA................          --        1,150         3,454                --            --
Rainbow Promenade
 Las Vegas, NV...............          --        9,390        21,774                --            --
Rosewood Village
 Santa Rosa, CA..............       4,472        2,180         4,958               167            --
Sahara Pavilion North
 Las Vegas, NV...............      31,089       11,920        28,554               549            --
Sahara Pavilion South
 Las Vegas, NV...............          --        4,833        12,988             1,116            --
Sports Unlimited
 Memphis, TN.................          --        1,204         3,780               322            --
Sunset Square
 Bellingham, WA..............          --        6,100        18,647               393            --
Tacoma Central
 Tacoma, WA..................      11,569        5,314        16,288                --            --
Tanasbourne Village
 Ontario, CA.................          --        5,573        13,861             1,574            --
Tustin Heights Shopping
 Center
 Tustin, CA..................          --        3,675        10,776                --            --
Vineyard Village East
 Ontario, CA.................          --          649         2,716               135            --
Winterwood Pavilion
 Las Vegas, NV...............          --        4,573        13,015               512            --
                                 --------     --------      --------           -------        ------
                                 $108,316     $127,189      $296,931           $58,472        $2,998
                                 ========     ========      ========           =======        ======


                                           TOTAL COSTS
                               -----------------------------------
                                           BUILDINGS                 ACCUMULATED       DATE OF
                                              AND          TOTAL     DEPRECIATION   ACQUISITION(A)
         DESCRIPTION             LAND     IMPROVEMENTS   (1)(2)(3)      (2)(3)        CONSTR.(C)
         -----------           --------   ------------   ---------   ------------   --------------
PROPERTIES:
Arlington Courtyard
 Riverside, CA...............  $    401     $    842     $  1,243      $   167            1994(A)
Brookvale Shopping Center
 Fremont, CA.................     9,492        3,164       12,656           --            1997(A)
Canyon Ridge Plaza
 Kent, WA....................     2,641        7,796       10,437          554            1995(C)
                                                                                          1992(A)
Cheyenne Commons
 Las Vegas, NV...............     8,540       27,985       36,525        2,042            1995(A)
Chico Crossroads
 Chico, CA...................     3,600       17,063       20,663          362            1997(A)
Chino Town Square
 Chino, CA...................    21,320       23,325       44,645        1,315            1992(A)
Claremont Village
 Everett, WA.................     2,320        6,987        9,307           29            1997(A)
Country Club Center
 Rio Rancho, NM..............       566        2,552        3,118          729            1992(A)
Fairmont Shopping Center
 Fairmont, CA................     3,420        8,003       11,423          136            1997(A)
Foothill Center
 Rialto, CA..................       314        1,078        1,392           21            1997(A)
Green Valley Town & Country
 Henderson, NV...............     4,096       12,333       16,429          117            1997(A)
Laguna Village
 Sacramento, CA..............     3,448       15,636       19,084          507            1992(A)
                                                                                       1996/97(C)
Lakewood Shopping Center
 Lakewood, CA................     2,363        7,125        9,488           96            1997(A)
Laurentian Center
 Ontario, CA.................     2,767        7,095        9,862          799         1994/96(A)
Maysville Marketsquare
 Maysville, KY...............     3,299        6,006        9,305          906            1992(A)
                                                                                          1993(C)
Monterey Plaza
 San Jose, CA................     7,688       18,761       26,449          315            1997(A)
Ocoee Plaza
 Ocoee, FL...................       651        3,189        3,840          447            1992(A)
Olympia Square
 Olympia, WA.................     3,737       12,817       16,554        2,818            1992(A)
Olympia West Center
 Olympia, WA.................     2,735        8,295       11,030           35            1997(A)
Palmdale Shopping Center
 Palmdale, CA................     1,150        3,454        4,604           --            1997(A)
Rainbow Promenade
 Las Vegas, NV...............     9,390       21,774       31,164          162            1997(A)
Rosewood Village
 Santa Rosa, CA..............     2,180        5,125        7,305        1,002            1992(A)
Sahara Pavilion North
 Las Vegas, NV...............    11,920       29,103       41,023        4,367            1992(A)
Sahara Pavilion South
 Las Vegas, NV...............     4,833       14,104       18,937        2,373            1992(A)
Sports Unlimited
 Memphis, TN.................     1,204        4,102        5,306          883            1992(A)
Sunset Square
 Bellingham, WA..............     6,100       19,040       25,140        4,048            1992(A)
Tacoma Central
 Tacoma, WA..................     5,314       16,288       21,602           68            1997(A)
Tanasbourne Village
 Ontario, CA.................     5,573       15,435       21,008        2,692            1992(A)
Tustin Heights Shopping
 Center
 Tustin, CA..................     3,675       10,776       14,451           --            1997(A)
Vineyard Village East
 Ontario, CA.................       649        2,851        3,500          309            1994(A)
Winterwood Pavilion
 Las Vegas, NV...............     4,573       13,527       18,100        2,777            1992(A)
                               --------     --------     --------      -------
                               $139,959     $345,631     $485,590      $30,076
                               ========     ========     ========      =======

                      PAN PACIFIC RETAIL PROPERTIES, INC.

                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

NOTES:

     (1) The aggregate gross cost of the properties owned by Pan Pacific Retail Properties, Inc. for federal income tax purposes, approximated $507,923 as of December 31, 1997.

     (2) Net of write offs of fully depreciated assets.

     (3) The following table reconciles the historical cost and related accumulated depreciation and amortization of Pan Pacific Retail Properties, Inc. from January 1, 1995 through December 31, 1997:

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
COST
-----------------------------------------------------------
Balance, beginning of period...............................  $290,874    $273,677    $232,176
  Additions during period (acquisition, improvements,
     etc.).................................................   199,251      18,682      41,995
  Interest capitalized.....................................       229         412       1,017
  Deductions during period (write off of tenant
     improvements and cost of real estate sold)............    (4,764)     (1,897)     (1,511)
                                                             --------    --------    --------
Balance, close of period...................................  $485,590    $290,874    $273,677
                                                             ========    ========    ========
ACCUMULATED DEPRECIATION AND AMORTIZATION
-----------------------------------------------------------
Balance, beginning of period...............................  $ 26,857    $ 22,254    $ 17,622
  Additions during period (depreciation and amortization
     expense)..............................................     7,983       6,500       5,665
  Deductions during period (write off of accumulated
     depreciation of tenant improvements and real estate
     sold).................................................    (4,764)     (1,897)     (1,033)
                                                             --------    --------    --------
Balance, close of period...................................  $ 30,076    $ 26,857    $ 22,254
                                                             ========    ========    ========

                      PAN PACIFIC RETAIL PROPERTIES, INC.

           COMBINING SCHEDULE OF REVENUE AND CERTAIN EXPENSES OF THE
                1997 ACQUISITION PROPERTIES AND NOTES RECEIVABLE
                    FOR THE YEAR ENDED DECEMBER 31, 1997(1)
                                  (UNAUDITED)

                                  CHICO      MONTEREY      FAIRMONT        GREEN VALLEY       LAKEWOOD         NOTES
                                CROSSROADS    PLAZA     SHOPPING CENTER   TOWN & COUNTRY   SHOPPING CENTER   RECEIVABLE
                                ----------   --------   ---------------   --------------   ---------------   ----------
Revenue:
  Rent........................   $349,208    $746,219      $404,174         $1,016,555        $404,375        $     --
  Percentage rents............         --          --            --                 --              --              --
  Recoveries from tenants.....     25,458     121,354        82,779            106,530          80,302              --
  Other.......................         --          --         1,986                 82           1,213         143,492
                                 --------    --------      --------         ----------        --------        --------
                                  374,666     867,573       488,939          1,123,167         485,890         143,492
                                 --------    --------      --------         ----------        --------        --------
Certain Expenses:
  Property operating..........     23,634      82,744        42,323            122,793          80,585              --
  Property taxes..............     46,964     110,578        29,366             56,654          44,435              --
  Management fees.............      6,500      29,047        16,643             44,924          19,850              --
  Interest....................         --     565,001            --            684,407              --              --
  Other.......................      2,934          --         1,312              4,960           5,958              --
                                 --------    --------      --------         ----------        --------        --------
                                   80,032     787,370        89,644            913,738         150,828              --
                                 --------    --------      --------         ----------        --------        --------
Revenue in excess of certain
  expenses....................   $294,634    $ 80,203      $399,295         $  209,429        $335,062        $143,492
                                 ========    ========      ========         ==========        ========        ========

                                 RAINBOW      THE PNW        PALMDALE       TUSTIN HEIGHTS       BROOKVALE
                                PROMENADE    PORTFOLIO    SHOPPING CENTER   SHOPPING CENTER   SHOPPING CENTER      TOTAL
                                ----------   ----------   ---------------   ---------------   ---------------   -----------
Revenue:
  Rent........................  $1,450,319   $3,568,281      $427,660         $1,228,648        $  916,856      $10,512,295
  Percentage rents............          --       20,348            --                 --           106,415          126,763
  Recoveries from tenants.....     230,031      847,958       160,100            170,322           320,372        2,145,206
  Other.......................       3,992        1,368         2,789              8,584            43,061          206,567
                                ----------   ----------      --------         ----------        ----------      -----------
                                 1,684,342    4,437,955       590,549          1,407,554         1,386,704       12,990,831
                                ----------   ----------      --------         ----------        ----------      -----------
Certain Expenses:
  Property operating..........     126,684      475,486       106,819            153,840           185,590        1,400,498
  Property taxes..............     169,637      371,546        20,727            112,056           163,970        1,125,933
  Management fees.............      34,527      168,892        13,867             90,497            72,463          497,210
  Interest....................          --    1,256,882            --                 --                --        2,506,290
  Other.......................      14,313       18,137        58,196             38,168            11,413          155,391
                                ----------   ----------      --------         ----------        ----------      -----------
                                   345,161    2,290,943       199,609            394,561           433,436        5,685,322
                                ----------   ----------      --------         ----------        ----------      -----------
Revenue in excess of certain
  expenses....................  $1,339,181   $2,147,012      $390,940         $1,012,993        $  953,268      $ 7,305,509
                                ==========   ==========      ========         ==========        ==========      ===========

---------------

(1) Amounts shown reflect operating results for the period during 1997 that the assets were not owned by the Company.

                      PAN PACIFIC RETAIL PROPERTIES, INC.

           COMBINING SCHEDULE OF REVENUE AND CERTAIN EXPENSES OF THE
                          1998 ACQUISITION PROPERTIES
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                          BEAR CREEK    SAN DIMAS    THE OREGON     MANTECA     CREEKSIDE    PANTHER LAKE
                            PLAZA      MARKETPLACE   PORTFOLIO    MARKETPLACE    CENTER     SHOPPING CENTER     TOTAL
                          ----------   -----------   ----------   -----------   ---------   ---------------   ----------
Revenue:
  Rent..................  $1,179,184   $1,408,238    $3,438,981   $  861,593    $630,763       $734,445       $8,253,204
  Percentage rents......      11,692           --        30,589           --          --             --           42,281
  Recoveries from
    tenants.............     259,347      168,280       710,016      143,395     183,460        189,615        1,654,113
  Other.................       2,570           --        19,381        2,730         380          4,092           29,153
                          ----------   ----------    ----------   ----------    --------       --------       ----------
                           1,452,793    1,576,518     4,198,967    1,007,718     814,603        928,152        9,978,751
                          ----------   ----------    ----------   ----------    --------       --------       ----------
Expenses:
  Property operating....      97,938       62,592       511,527      207,312     344,015        102,980        1,326,364
  Property taxes........     146,246      120,541       347,347       90,067      81,788        112,902          898,891
  Management fees.......      30,122       39,643       162,182       50,400      39,720         27,761          349,828
  Other.................      15,508       21,500        64,020        3,408      10,591         12,584          127,611
                          ----------   ----------    ----------   ----------    --------       --------       ----------
                             289,814      244,276     1,085,076      351,187     476,114        256,227        2,702,694
                          ----------   ----------    ----------   ----------    --------       --------       ----------
Revenue in excess of
  certain expenses......  $1,162,979   $1,332,242    $3,113,891   $  656,531    $338,489       $671,925       $7,276,057
                          ==========   ==========    ==========   ==========    ========       ========       ==========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pan Pacific Retail Properties, Inc.:

     We have audited the accompanying statement of revenue and certain expenses of San Dimas Marketplace for the year ended December 31, 1997. This statement is the responsibility of Pan Pacific Retail Properties, Inc.'s management. Our responsibility is to express an opinion on this statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of Pan Pacific Retail Properties, Inc. as described in Note 1 to the statement of revenue and certain expenses. It is not intended to be a complete presentation of San Dimas Marketplace's revenue and expenses.

     In our opinion, the statement referred to above presents fairly, in all material respects, the revenue and certain expenses, as described in Note 1, of San Dimas Marketplace for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                         KPMG Peat Marwick LLP

San Diego, California
April 2, 1998

                             SAN DIMAS MARKETPLACE

                   STATEMENT OF REVENUE AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenue:
  Rent (notes 3 and 4)......................................  $1,408,238
  Recoveries from tenants...................................     168,280
                                                              ----------
                                                               1,576,518
                                                              ----------
Certain expenses:
  Property taxes............................................     120,541
  Repairs and maintenance...................................      22,374
  Management fees--related party............................      39,643
  Utilities.................................................      40,218
  Other.....................................................      21,500
                                                              ----------
                                                                 244,276
                                                              ----------
     Revenue in excess of certain expenses..................  $1,332,242
                                                              ==========

      See accompanying notes to statement of revenue and certain expenses.

                             SAN DIMAS MARKETPLACE

               NOTES TO STATEMENT OF REVENUE AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

(1) BASIS OF PRESENTATION

     The accompanying statement of revenue and certain expenses relates to the operations of San Dimas Marketplace (the "Property"), a community shopping center located in San Dimas, California. Construction of the Property was completed in phases during the current and prior year, and tenants began occupying their units upon the completion of construction as provided in their leases. The Property was purchased by Pan Pacific Retail Properties, Inc. (the "Company") for $22,481,740 in cash on January 22, 1998.

     The accompanying statement of revenue and certain expenses has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and accordingly, is not representative of the actual results of operations of San Dimas Marketplace for the year ended December 31, 1997 due to the exclusion of the following expenses, which may not be comparable to the proposed future operations of the Property:

     - Depreciation and amortization

     - Interest on construction loan which was not assumed by the Company

     - Federal and state income taxes

     - Other costs not directly related to the proposed future operations of the Property

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue recognition

     Rent revenue is recognized on a straight-line basis over the term of the individual leases.

  Use of estimates

     Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenue and certain expenses during the reporting period to prepare the statement of revenue and certain expenses in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) RENT REVENUE

     Retail space is leased to tenants under various operating leases with terms ranging from 3 to 15 years. The leases generally provide for minimum rent and reimbursement of real estate taxes, common area maintenance and certain other operating expenses. Certain leases also contain provisions for percentage rent.

     Future minimum rentals to be received under noncancelable operating leases in effect at December 31, 1997 are as follows:

               YEARS ENDING DECEMBER 31,
               -------------------------
1998....................................................  $ 2,087,854
1999....................................................    2,225,374
2000....................................................    2,188,316
2001....................................................    2,137,909
2002....................................................    2,103,422
Thereafter..............................................   11,545,472
                                                          -----------
                                                          $22,288,347
                                                          ===========

(4) CONCENTRATION OF CREDIT RISK

     At December 31, 1997, five tenants individually accounted for more than 10% of total revenue. Rent revenue earned, including recoveries, from these tenants for the year ended December 31, 1997 were as follows:

Office Max................................................  $475,555
Ross Dress for Less.......................................  $276,335
Petco Animal Supplies.....................................  $237,454
Crown Books...............................................  $184,454
Hollywood Video...........................................  $160,177

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pan Pacific Retail Properties, Inc.:

     We have audited the accompanying combined statement of revenue and certain expenses of The Oregon Portfolio for the year ended December 31, 1997. This combined statement is the responsibility of management. Our responsibility is to express an opinion on this combined statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenue and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined statement. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of Pan Pacific Retail Properties, Inc. as described in
Note 1 to the combined statement of revenue and certain expenses. It is not intended to be a complete presentation of The Oregon Portfolio's combined revenue and expenses.

     In our opinion, the combined statement referred to above presents fairly, in all material respects, the combined revenue and certain expenses, as described in Note 1, of The Oregon Portfolio for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                         KPMG Peat Marwick LLP

San Diego, California
April 3, 1998, except as to note 1,
  which is as of April 7, 1998

                              THE OREGON PORTFOLIO

               COMBINED STATEMENT OF REVENUE AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenue:
  Rent (notes 3 and 5)......................................  $3,438,981
  Percentage rent...........................................      30,589
  Recoveries from tenants...................................     710,016
  Other.....................................................      19,381
                                                              ----------
                                                               4,198,967
                                                              ----------
Certain expenses:
  Property taxes............................................     347,347
  Repairs and maintenance...................................     207,171
  Management fees--related party............................     162,182
  Ground lease (note 4).....................................     148,895
  Utilities.................................................     123,279
  Insurance.................................................      32,182
  Other.....................................................      64,020
                                                              ----------
                                                               1,085,076
                                                              ----------
     Revenue in excess of certain expenses..................  $3,113,891
                                                              ==========

 See accompanying notes to combined statement of revenue and certain expenses.

                              THE OREGON PORTFOLIO

          NOTES TO COMBINED STATEMENT OF REVENUE AND CERTAIN EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

(1) BASIS OF PRESENTATION

     The accompanying combined statement of revenue and certain expenses relates to the operations of The Oregon Portfolio (the "Properties"), consisting of the following:

          PROPERTY NAME                          LOCATION
          -------------                          --------
Powell Valley Junction............  Gresham, Oregon
Pioneer Plaza.....................  Springfield, Oregon
Milwaukie Marketplace.............  Milwaukie, Oregon
Shute Park Plaza..................  Hillsboro, Oregon
Smith Building (24 Hour             Hillsboro, Oregon
  Fitness)........................

     On February 18, 1998, Pan Pacific Retail Properties, Inc. (the "Company") purchased Powell Valley Junction, Pioneer Plaza, Milwaukie Marketplace and Shute Park Plaza in a single transaction with an unrelated seller for $30,350,000 in cash. On April 7, 1998, the Company purchased the Smith Building from the same seller for $2,275,000 in cash.

     The accompanying combined statement of revenue and certain expenses has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and accordingly, is not representative of the actual results of operations of The Oregon Portfolio for the year ended December 31, 1997 due to the exclusion of the following expenses, which may not be comparable to the proposed future operations of the Properties:

     - Depreciation and amortization

     - Interest on mortgages which were not assumed by the Company

     - Federal and state income taxes

     - Other costs not directly related to the proposed future operations of the Properties

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue recognition

     Rent revenue is recognized on a straight-line basis over the term of the individual leases.

  Use of estimates

     Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenue and certain expenses during the reporting period to prepare the combined statement of revenue and certain expenses in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) RENT REVENUE

     Retail space is leased to tenants under various operating leases with terms ranging from month-to-month to 25 years. The leases generally provide for minimum rent and reimbursement of real estate taxes, common area maintenance and certain other operating expenses. Certain leases also contain provisions for percentage rent.

     Future minimum rentals to be received under noncancelable operating leases in effect at December 31, 1997 are as follows:

YEARS ENDING DECEMBER 31,
  1998..................................................   $3,319,334
  1999..................................................    3,207,834
  2000..................................................    2,583,118
  2001..................................................    2,364,881
  2002..................................................    2,277,936
  Thereafter............................................   14,878,235
                                                          -----------
                                                          $28,631,338
                                                          ===========

                              THE OREGON PORTFOLIO

                      FOR THE YEAR ENDED DECEMBER 31, 1997

(4) GROUND LEASE

     Milwaukie Marketplace contains six parcels which are owned by and leased from an unrelated third-party. The lease term is for 35 years and expires in March 2023. Lease payments are due monthly and totaled $148,895 for the year ended December 31, 1997. Future minimum rentals under the terms of the ground lease are as follows:

YEARS ENDING DECEMBER 31,
  1998..................................................     $156,728
  1999..................................................      160,344
  2000..................................................      160,344
  2001..................................................      160,344
  2002..................................................      160,344
  Thereafter............................................    3,583,176
                                                          -----------
                                                           $4,381,280
                                                          ===========

(5) CONCENTRATION OF CREDIT RISK

     For the year ended December 31, 1997, one tenant, Food 4 Less, individually accounted for more than 10% of total combined revenue. Rent revenue earned from this tenant, including recoveries, was $499,816 for the year ended December 31, 1997.

============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN A JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Prospectus Summary....................................    1
Risk Factors..........................................   12
The Company...........................................   23
Business and Growth Strategies........................   25
Use of Proceeds.......................................   28
Price Range of Common Stock and Distribution History..   28
Capitalization........................................   29
Selected Consolidated Financial Data..................   30
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................   32
Business and Properties...............................   39
Management............................................   49
Structure and Formation Transactions of the Company...   55
Certain Relationships and Related Transactions........   57
Policies with Respect to Certain Activities...........   57
Principal Stockholders................................   61
Description of Capital Stock..........................   62
Certain Provisions of Maryland Law and of the
  Company's Charter and Bylaws........................   67
Shares Eligible for Future Sale.......................   71
Federal Income Tax Consequences.......................   73
ERISA Considerations..................................   87
Underwriting..........................................   89
Experts...............................................   90
Legal Matters.........................................   91
Additional Information................................   91
Glossary..............................................   92
Index to Financial Statements.........................  F-1

============================================================
============================================================

                                2,000,000 Shares

                                PanPacific Logo

                                  Common Stock
                           -------------------------

                                   PROSPECTUS

                           -------------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                         BANCAMERICA ROBERTSON STEPHENS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              SALOMON SMITH BARNEY

                                  May 12, 1998


============================================================